SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____N/A____ to __________

Commission File Number 1-15274

A. **Full title of the plan and the address of the plan, if different from that of the issuer named below:**

J. C. Penney Corporation, Inc.
Savings, Profit-Sharing and Stock Ownership Plan

B. **Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:**

J. C. Penney Company, Inc.
6501 Legacy Drive
Plano, Texas 75024-3698

110036.1

Form 11-K Annual Report

This form provides the annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 with respect to the J. C. Penney Corporation, Inc. Savings, Profit-Sharing and Stock Ownership Plan ("Plan"), a plan subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). As one investment option, the Plan includes J. C. Penney Company, Inc. common stock, securities registered under the Securities Act of 1933.

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Financial Statements and Supplemental Schedule

December 31, 2005 and 2004

(With Report of Independent Registered Public Accounting Firm Thereon)

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Table of Contents

Report of Independent Registered Public Accounting Firm

J. C. Penney Corporation, Inc.
Benefit Plans Investment Committee,
Benefits Administration Committee, and
Human Resources Committee:

We have audited the accompanying statements of net assets available for benefits of the J. C. Penney Corporation, Inc. Savings, Profit-Sharing and Stock Ownership Plan (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2005 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

KPMG LLP

Dallas, Texas
June 23, 2006

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Statements of Net Assets Available for Benefits

December 31, 2005 and 2004

	2005	**2004**
Assets:		
Investments:		
Investments at fair value:		
J. C. Penney Company, Inc. Common Stock	$ 1,295,778,183	1,297,452,374
Common and collective trusts	1,108,295,301	866,232,086
Mutual funds	210,583,435	199,536,646
Cash and cash equivalents	119,536,098	91,831,670
Participant loans	91,155,165	87,107,908
Investments at contract value:		
Guaranteed investment contracts	274,692,001	274,793,353
Synthetic investment contracts	868,123,602	829,864,784
Total investments	3,968,163,785	3,646,818,821
Receivables:		
J.C. Penney Company, Inc. contribution	71,288,514	47,040,648
Participant contributions	1,846,028	4,294,326
Interest and dividends	36,184	—
Loan repayment receivable	—	1,347,961
Due from brokers for securities sold	—	9,050,003
Other	—	238,690
Total receivables	73,170,726	61,971,628
Total assets	4,041,334,511	3,708,790,449
Liabilities:		
Accounts payable and accrued liabilities	1,378,629	1,082,144
Total liabilities	1,378,629	1,082,144
Net assets available for benefits	$ 4,039,955,882	3,707,708,305

See accompanying notes to financial statements.

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2005 and 2004

	2005	2004
Additions to net assets attributed to:		
Investment income:		
Investment gain from Plan interest in Master Trust	$ —	575,276,181
Net appreciation of investments	467,750,756	134,753,291
Interest	59,886,574	24,317,870
Dividends	20,724,098	9,292,729
	548,361,428	743,640,071
Less investment expenses	(1,352,084)	(1,124,000)
	547,009,344	742,516,071
Transfer of assets (to) from Eckerd Plan	(16,542)	225,059
Contributions:		
Proceeds from redemption of preferred shares	—	490,647
J. C. Penney Company, Inc.	71,288,514	47,403,935
Participants	131,939,326	128,114,947
	203,227,840	176,009,529
Total additions	750,220,642	918,750,659
Deductions from net assets attributed to:		
Benefit payments	(408,190,043)	(370,744,738)
Administrative expenses	(9,783,022)	(8,449,379)
Total deductions	(417,973,065)	(379,194,117)
Increase in net assets available for benefits	332,247,577	539,556,542
Beginning net assets available for benefits	3,707,708,305	3,168,151,763
Ending net assets available for benefits	$ 4,039,955,882	3,707,708,305

See accompanying notes to financial statements.

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(1) Description of Plan

The following description of the J. C. Penney Corporation, Inc. Savings, Profit-Sharing and Stock Ownership Plan (the Plan) provides only general information. For more complete information, Participants should refer to "Your Benefits Book 2", which is the Summary Plan Description for the Plan. If these Notes or the Summary Plan Description result in any misunderstanding or inconsistency with the Plan document, the Plan document will govern.

(a) General

The Plan is a defined contribution plan available to all eligible employees (Associates) of J. C. Penney Corporation, Inc. (the Company) and certain subsidiaries. Associates who have completed at least 1,000 hours of service within an eligibility period (generally 12 consecutive months) and have attained age 21 are eligible to participate in the Plan. For Plan year 2005, all eligible Associates are automatically enrolled at a 4% pre-tax (3% after-tax during 2004) contribution, unless they elect otherwise. An eligible Associate must be enrolled in the Plan to be a participant in the Plan (Participant). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The financial statements include all of the funds that comprise the Plan. Participants' accounts share in the costs/expenses to administer the Plan. These costs/expenses include trustee, investment management, audit, administrative service provider fees, and other expenses. Administrative costs/expenses not paid by the Plan are paid by the Company. Certain funds held in participant accounts are also charged redemption fees as set by the mutual fund.

State Street Bank & Trust Company (State Street Bank) serves as the Plan's trustee and Hewitt & Associates serves as the recordkeeper for the Plan.

(b) Payment of Benefits

Generally, Participants with account balances over $1,000 in 2005 ($5,000 in 2004) remain in the Plan until the Participant elects payment. The normal form of payment is a lump-sum settlement (cash and/or J. C. Penney Company, Inc. common stock (Penney Common Stock)). A Participant will receive an involuntary lump sum distribution if the total vested account balance is $1,000 or less in 2005 ($5,000 in 2004) at the time of distribution. Certain Participants who have separated from service and who are 100% vested in the Company Account may request periodic withdrawals, fixed monthly payments of at least $100, or a complete distribution. Minimum required distributions will begin by April 1 of the year following the year of separation for a Participant who has attained age 70½ and will continue each year thereafter to comply with federal law.

(c) ***Contributions***

Participants who are classified as highly compensated (earning $95,000 or more annually in 2005 and $90,000 or more annually in 2004) are permitted to contribute 8% of their earnings (up to a maximum of $210,000 for 2005 and $205,000 for 2004) with a maximum of 6% in tax-deferred deposits (subject to an annual maximum of $14,000 in 2005 and $13,000 in 2004). Participants earning less than $95,000 in 2005 and $90,000 in 2004 are permitted to contribute 20% of their earnings (subject to an annual maximum of $14,000 in 2005 and $13,000 in 2004).

The Plan allows Participants who have attained the age of 50 by the end of the year to make an additional tax-deferred deposit (catch-up contribution) up to a maximum of $4,000 during 2005 and $3,000 during 2004. These catch-up contributions are not eligible for the Company's annual matching contribution or partial-year matching contribution.

The Company contributes an amount which is equal to 4½% of the Company's available profits. This amount is invested in the Company's Common Stock Fund. The Company's cash contribution amounted to approximately $71.3 million in 2005 and $47.4 million in 2004.

(d) ***Participants' Investment Funds***

Participants' before-tax, after-tax and rollover contributions are invested in the Plan's investment funds in accordance with their elections. Company contributions are initially invested in the Company Common Stock fund and can be fully diversified by the participant. Participants direct their investments amongst three tiers of funds as follows: Tier 1 funds consist of four lifestyle funds: Aggressive Fund, Moderate Fund, Conservative Fund and Horizon Fund. Tier 2 funds are comprised of eight funds, which are diversified in U.S. stocks, non-U.S. stocks or bonds. Tier 3 funds consist of 11 mutual funds. Each of these funds is maintained on a unit-value basis and, accordingly, the actual earnings and appreciation or depreciation in the underlying securities are reflected in the daily unit value. Effective March 2006, the AIM Aggressive Growth Fund that was within the 11 mutual funds was terminated.

(e) ***Participant Accounts***

Each participant's account is credited with the participant's contribution, an allocation of the Company's contribution, Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

(f) ***Participants' Loans***

Loans may be made available upon request to Participants who have not separated from service. All loans must be adequately secured and bear interest at a reasonable rate. Interest rates on the loans ranged from 5% to 8.5% in 2005 and 2004. Loan amounts and the terms of repayment are limited in accordance with Plan provisions. Maturities of loans range from 2006 through 2010.

(Continued)

(g) Vesting

Participants are immediately vested in the value of their deposits and earnings thereon. Vesting in the value of Company contributions and any earnings thereon is graduated at 20% per full year of service up to 100% after the earlier of five years of service, normal retirement age, death, or total disability. Participants who separate from service prior to full vesting of their rights forfeit the unvested balance upon the receipt of a complete distribution or the occurrence of five consecutive one year breaks in service.

(h) Forfeited Accounts

December 31, 2005 and 2004 forfeited nonvested accounts totaled $380,753 and $264,923, respectively. Forfeitures utilized during 2005 and 2004 to reinstate restored forfeited amounts or pay partial-year matching contributions totaled $1,090,232 and $844,502, respectively.

(2) Summary of Accounting Policies

(a) Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

(b) Valuation of Investments and Income Recognition

The Plan's investments in mutual funds and common stock are stated at fair market value based on quoted market prices. Investments in common collective trusts are valued based on their net asset value as determined by State Street Bank based on the fair value of the underlying assets. The underlying assets of the common collective trusts consist of common stocks and debt instruments. Participants' loans are valued at unpaid principal balance, which approximates fair market value.

Guaranteed investment contracts (GICs) are recorded at stated contract value, which approximates fair value as reported to the Plan by the insurance companies, and represents the principal balance plus interest earned on the investments. The stated and actual interest rates on these contracts range from 3.00% to 7.62% at December 31, 2005 and maturities range from March 2006 to November 2010.

The Plan also entered into synthetic investment contracts (SICs) with certain insurance companies and financial institutions (the Contract Issuers). These contracts are included in the financial statements at contract value, as they are fully benefit responsive. Under these synthetic investment contracts, the Plan enters into a wrap agreement with a financial institution at a stated yield on fixed income securities purchased by the Plan. The wrap agreements are stated at fair value based on fluctuations in the fair value of the underlying fixed income securities. There are no reserves against contract values for credit risk of the Contract Issuer or otherwise. The average yield and crediting interest rates were approximately 4.7% for 2005 and 3.5% in 2004. The crediting interest rate is based on an agreed-upon formula with the issuer, but cannot be less than zero.

The fair value of the GICs and SICs at December 31, 2005 and 2004 were $1,229,977,293 and $1,213,406,908, respectively.

(Continued)

Effective August 2004, all of the Penney Preferred Stock was converted into Penney Common Stock. Previously the fair value of the J. C. Penney Company, Inc. Preferred Stock (Penney Preferred Stock), which was not publicly traded, was determined to be the greater of its issue price of $600 per share or the common stock price into which it can be converted; as such, the amounts included in the financial statements were determined by using the issue price. The Penney Preferred Stock was convertible into Penney Common Stock at a ratio of 1:20. Each 1/20 of a share of Penney Preferred Stock had a minimum value of $30. The Company had the option of settling a Participant's Penney Preferred Stock Fund in cash or whole shares of Penney Common Stock derived from the conversion of the Penney Preferred Stock to Penney Common Stock, or any combination thereof, if the market price of Penney Common Stock at the time of distribution was equal to or less than the conversion value of $600 per share of the Penney Preferred Stock. The annual dividend on the Penney Preferred Stock was 7.9%, payable semiannually on January 1 and July 1. The Plan received approximately $491,000 in cash in 2004 for settlement from redemption of Penney Preferred Stock.

Purchases and sales of investments are recorded on a trade-date basis. The average cost method is used to calculate gains and losses on the sale of investments. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(c) Payment of Benefits

Benefits are recorded when paid.

(d) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

(3) Investments in Master Trust

Prior to July 31, 2004, the Plan's investment assets consisted of a separate interest in a Master Trust held at State Street Bank. The Master Trust also included, as a separate interest, the investment assets of the Eckerd Corporation 401(k) Savings Plan (Eckerd Savings). Effective July 31, 2004, the Eckerd Savings investment assets were removed from the Master Trust, and the Master Trust was dissolved. From August 1, 2004 through December 31, 2004, the Plan's investments consist of the underlying assets of the Plan and include investments in mutual funds, common collective trusts, guaranteed investment contracts, synthetic investment contracts, cash and cash equivalents and Penney Common Stock.

(Continued)

The net investment gain of the Master Trust for the period ended July 31, 2004 is summarized as follows:

Net appreciation (depreciation) in fair value of investments:	
Common stocks	$ 464,872,164
Preferred stock	94,422,546
Common collective trusts	(1,537,534)
Mutual funds	1,776,616
Interest	36,020,905
Dividends	34,741,005
	$ 630,295,702

The Plan's interest in the Master Trust as a percentage of net assets of the Master Trust was approximately 86% at July 31, 2004 prior to the Master Trust being dissolved.

(4) Investments

Investments that represent 5% or more of the Plan's net assets at December 31, 2005 and 2004 are separately identified:

Description of Investment	December 31, 2005 Fair/Contract Value	December 31, 2004 Fair/Contract Value
Penney Common Stock	$ 1,295,778,183	1,297,452,374
Russell 3000 Fund	303,216,514	318,136,948
State Street Bank 96019	210,635,896	229,483,314
Daily EAFE Fund	236,667,807	59,959,129*
S&P 500 Flagship Fund Series	221,531,582	119,029,584*

* Not a 5% invesmtent for year presented.

During 2005 and 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year), appreciated (depreciated) in value, as follows:

	2005	2004
J. C. Penney Company, Inc. Common Stock	$ 393,680,609	38,994,688
J. C. Penney Company, Inc. Preferred Stock	—	(2,401,731)
Mutual funds	6,434,097	21,767,853
Common collective trusts	67,636,050	76,392,481
	$ 467,750,756	134,753,291

(Continued)

(5) Transfer of Assets

During 2004, a transfer of assets was made into the Plan from the Eckerd Corporation 401(k) Savings Plan (Eckerd Plan) for Participants who transferred employment from Eckerd to the Company. All assets and liabilities related to these Participants in the amount of $225,059 were transferred to the Plan from the Eckerd Plan. During 2005, $16,542 of Plan net assets were transferred back to Eckerd as a prior-year adjustment.

(6) Tax Status

The Internal Revenue Service has determined and informed the Company by a letter (determination letter) dated October 20, 2002 that the Plan and the related trust are designed in accordance with applicable sections of the Internal Revenue Code of 1986, as amended (IRC). The Plan has been amended since receiving the determination letter; however, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(7) Form 5500 Reconciliation

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2005 and 2004 to the Plan's Form 5500:

	2005	2004
Net assets available for benefits per the financial statements	$ 4,039,955,882	3,707,708,305
Amounts allocated to withdrawing participants	(2,543,260)	—
Net assets available for benefits per Form 5500	$ 4,037,412,622	3,707,708,305

The following is a reconciliation of benefits paid to participants per the financial statements at December 31, 2005, to Form 5500:

Benefits paid to participants per the financial statements	$ 408,190,043
Add amounts allocated to withdrawing participants at December 31, 2005	2,543,260
Deemed distributions at December 31, 2005	(162,535)
Benefits paid to participants per Form 5500	$ 410,570,768

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims have been processed and approved for payment prior to December 31, 2005, but not yet paid as of that date.

(Continued)

(8) Plan Termination

Although the Company has not expressed any intent to do so, the Company has the right to terminate the Plan and the related Trust at any time subject to the provisions of ERISA. In the event of Plan termination, Participants will become fully vested in amounts allocated to their accounts.

(9) Subsequent Events

In April 2006, the Plan was amended effective January 1, 2007 to change the Company matching contribution to a fixed per pay period Company match of $0.50 per dollar on the first 6% of Participant contributions. Effective January 1, 2007, all associates who are over age 21 will be immediately eligible to participate in the Plan. Also effective January 1, 2007, a new retirement account is being added to the Plan which will provide all associates that are over 21, and have 12 months and 1,000 hours of service with a fixed annual deposit equal to two percent of the associate's annual compensation (up to the IRC compensation limit).

Schedule I

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issue, borrower, lessor, or similar party	Description of investment	Cost	Current value
Common stock:			
* J. C. Penney Company, Inc.	J. C. Penney Company, Inc. Common Stock	(a)	$ 1,295,778,183
Cash and cash equivalents:			
* State Street Bank	State Street Bank Short Term Investment Func	(a)	119,536,098
Common and collective trusts:			
* State Street Bank	Daily EAFE (Europe, Australia, and Far East) Fund	(a)	236,667,807
* State Street Bank	Russell 3000 Fund	(a)	303,216,514
* State Street Bank	S&P 500 Flagship Fund Series	(a)	221,531,582
* State Street Bank	Russell 1000 Growth Index Fund	(a)	37,813,814
* State Street Bank	Russell 1000 Index Fund	(a)	45,632,503
* State Street Bank	Russell 2000 Index Securities Lending Fund	(a)	80,039,910
* State Street Bank	Passive Intermediate Bond Index Fund	(a)	183,393,171
	Total common and collective trusts		1,108,295,301
Mutual funds:			
Fidelity	Fidelity Dividend Growth Fund	(a)	21,934,815
T. Rowe	T. Rowe Price Blue Chip Fund	(a)	14,886,360
Vanguard Group	Vanguard Growth Equity Fund	(a)	8,369,604
American Century	American Century Growth Fund	(a)	2,788,399
Vanguard Group	Vanguard Equity Income Fund	(a)	25,415,576
T. Rowe	T. Rowe Price Small Cap Stock Fund	(a)	26,935,207
Dreyfus	Dreyfus Founders Discovery A Fund	(a)	1,446,036
AIM	AIM Aggressive Growth Fund	(a)	4,203,795
T. Rowe	T. Rowe Price Small Cap Value Fund	(a)	58,355,570
Fidelity	Fidelity Diversified International Fund	(a)	40,738,839
American Century	American Century International Growth Fund	(a)	5,509,234
	Total mutual funds		210,583,435
Synthetic investment contracts:			
* State Street Bank	State Street Bank 96019:		
	FHL ARM 1B-0527 at fair value	(a)	509,939
	Accrued income		1,940
	Total of fair value and accrued income		511,879
	FHLMC ARM 1G-1133 at fair value	(a)	675,085
	Accrued income		2,646
	Total of fair value and accrued income		677,731
	FHLMC ARM 1G-0869 at fair value	(a)	504,786
	Accrued income		2,036
	Total of fair value and accrued income		506,822
	FHR 2614 IH at fair value	(a)	113,010
	Accrued income		3,202
	Total of fair value and accrued income		116,212
	FHR 2627IE at fair value	(a)	35,676
	Accrued income		1,282
	Total of fair value and accrued income		36,958
	FHR 2631 IG at fair value	(a)	9,629
	Accrued income		908
	Total of fair value and accrued income		10,537
	FHR 2631 KI at fair value	(a)	64,137
	Accrued income		3,763
	Total of fair value and accrued income		67,900
	FHR 2631KI at fair value	(a)	14,778
	Accrued income		1,593
	Total of fair value and accrued income		16,371

(Continued)

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issue, borrower, lessor, or similar party	Description of investment	Cost		Current value
	FHR 2631 PC at fair value	(a)	$	1,660,679
	Accrued income			6,375
	Total of fair value and accrued income			1,667,054
	FHR 2681 PC at fair value	(a)		1,864,406
	Accrued income			7,813
	Total of fair value and accrued income			1,872,219
	FHR 2780 LC at fair value	(a)		2,178,374
	Accrued income			9,167
	Total of fair value and accrued income			2,187,541
	FHR 2882 YB at fair value	(a)		520,259
	Accrued income			2,188
	Total of fair value and accrued income			522,447
	FHR 2888 HC at fair value	(a)		1,289,561
	Accrued income			5,417
	Total of fair value and accrued income			1,294,978
	FHR 2890 PB at fair value	(a)		1,661,449
	Accrued income			6,979
	Total of fair value and accrued income			1,668,428
	FNR 2002-74 PJ at fair value	(a)		1,963,051
	Accrued income			8,229
	Total of fair value and accrued income			1,971,280
	FNR 2003-40 NI at fair value	(a)		27,575
	Accrued income			1,847
	Total of fair value and accrued income			29,422
	FNR 2003-92 NM at fair value	(a)		730,785
	Accrued income			2,188
	Total of fair value and accrued income			732,973
	FNR 2005-57 PA at fair value	(a)		2,328,454
	Accrued income			10,602
	Total of fair value and accrued income			2,339,056
	CMAOT 2003-A A4 at fair value	(a)		1,112,332
	Accrued income			1,044
	Total of fair value and accrued income			1,113,376
	AMERICAN HONDA FINANCE CORP 144A at fair value	(a)		218,529
	Accrued income			1,323
	Total of fair value and accrued income			219,852
	DAIMLERCHRYSLER NA HLDG at fair value	(a)		799,677
	Accrued income			6,354
	Total of fair value and accrued income			806,031
	ABN AMRO BK SUB NT at fair value	(a)		619,182
	Accrued income			1,544
	Total of fair value and accrued income			620,726
	BB&T CORP at fair value	(a)		456,569
	Accrued income			11,510
	Total of fair value and accrued income			468,079
	BAC CAPITAL TRUST at fair value	(a)		452,598
	Accrued income			8,122
	Total of fair value and accrued income			460,720

(Continued)

Schedule I

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issue, borrower, lessor, or similar party	Description of investment	Cost		Current value
	CAPITAL ONE BANK at fair value	(a)	$	558,548
	Accrued income			1,706
	Total of fair value and accrued income			560,254
	CITIGROUP INC at fair value	(a)		789,792
	Accrued income			11,778
	Total of fair value and accrued income			801,570
	HBOS PLC 144A at fair value	(a)		586,985
	Accrued income			5,550
	Total of fair value and accrued income			592,535
	MBNA AMERICAN BANK NA Y at fair value	(a)		446,688
	Accrued income			8,556
	Total of fair value and accrued income			455,244
	MBNA AMERICAN BK at fair value	(a)		216,376
	Accrued income			1,775
	Total of fair value and accrued income			218,151
	US BANCORP at fair value	(a)		491,480
	Accrued income			9,500
	Total of fair value and accrued income			500,980
	WACHOVIA CORPORATION at fair value	(a)		764,346
	Accrued income			11,840
	Total of fair value and accrued income			776,186
	WACHOVIA CORPORATION at fair value	(a)		210,120
	Accrued income			4,927
	Total of fair value and accrued income			215,047
	WELLS FARGO & CO FLT NT at fair value	(a)		595,303
	Accrued income			679
	Total of fair value and accrued income			595,982
	PEPSIAMERICAS INC at fair value	(a)		303,614
	Accrued income			6,969
	Total of fair value and accrued income			310,583
	CLEAR CHANNEL COMMUNICATIONS at fair value	(a)		343,168
	Accrued income			7,208
	Total of fair value and accrued income			350,376
	CENTEX CORP at fair value	(a)		319,101
	Accrued income			6,544
	Total of fair value and accrued income			325,645
	DR HORTON INC at fair value	(a)		305,944
	Accrued income			7,081
	Total of fair value and accrued income			313,025
	LENNAR CORP at fair value	(a)		387,120
	Accrued income			1,867
	Total of fair value and accrued income			388,987
	MDC HOLDINGS INC at fair value	(a)		469,495
	Accrued income			3,408
	Total of fair value and accrued income			472,903
	NVR INC at fair value	(a)		437,936
	Accrued income			1,000
	Total of fair value and accrued income			438,936

(Continued)

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issue, borrower, lessor, or similar party	Description of investment	Cost	Current value
	AT&T BROADBAND CORP at fair value	(a)	$ 729,326
	Accrued income		15,535
	Total of fair value and accrued income		744,861
	COMCAST CORP at fair value	(a)	76,605
	Accrued income		636
	Total of fair value and accrued income		77,241
	COX COMMUNICATIONS at fair value	(a)	411,893
	Accrued income		4,908
	Total of fair value and accrued income		416,801
	BACM 2003-1 A2 at fair value	(a)	537,950
	Accrued income		2,130
	Total of fair value and accrued income		540,080
	BSCMS 2005-PW10 A1 at fair value	(a)	1,055,901
	Accrued income		4,449
	Total of fair value and accrued income		1,060,350
	BSCMS 2005-PWR9 AAB at fair value	(a)	665,139
	Accrued income		2,702
	Total of fair value and accrued income		667,841
	BSCSM 2005-T20 A1 at fair value	(a)	737,779
	Accrued income		3,033
	Total of fair value and accrued income		740,812
	CD 2005-C1 AJ at fair value	(a)	629,487
	Accrued income		2,721
	Total of fair value and accrued income		632,208
	CGCMT 2004-C2 A1 at fair value	(a)	1,014,131
	Accrued income		3,273
	Total of fair value and accrued income		1,017,404
	GECMC 2005-C4 A1 at fair value	(a)	704,179
	Accrued income		2,965
	Total of fair value and accrued income		707,144
	JPMCC 2005-LDP4 ASB at fair value	(a)	518,007
	Accrued income		2,111
	Total of fair value and accrued income		520,118
	LBUBS 2003-C8 A1 at fair value	(a)	1,035,464
	Accrued income		2,151
	Total of fair value and accrued income		1,037,615
	LBUBS 2005-C1 A4 at fair value	(a)	1,024,485
	Accrued income		2,766
	Total of fair value and accrued income		1,027,251
	GENERAL ELECTRIC CAP CORP at fair value	(a)	236,284
	Accrued income		4,938
	Total of fair value and accrued income		241,222
	GENERAL ELECTRIC CAPITAL CORP at fair value	(a)	966,359
	Accrued income		2,453
	Total of fair value and accrued income		968,812
	TYCO INTERNATIONAL GROUP SA at fair value	(a)	399,700
	Accrued income		5,181
	Total of fair value and accrued income		404,881

(Continued)

Schedule I

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issue, borrower, lessor, or similar party	Description of investment	Cost		Current value
	UNITED TECHNOLOGIES CORP at fair value	(a)	$	350,042
	Accrued income			3,150
	Total of fair value and accrued income			353,192
	SEALED AIR CORP 144A at fair value	(a)		560,756
	Accrued income			6,354
	Total of fair value and accrued income			567,110
	CCCIT 2003-A6 A6 at fair value	(a)		2,180,565
	Accrued income			8,430
	Total of fair value and accrued income			2,188,995
	CHAIT 2005 A7 A7 at fair value	(a)		395,388
	Accrued income			809
	Total of fair value and accrued income			396,197
	COMET 2004-A8 A8 at fair value	(a)		2,307,015
	Accrued income			4,887
	Total of fair value and accrued income			2,311,902
	MBNAS 2005-A6 A6 at fair value	(a)		395,124
	Accrued income			800
	Total of fair value and accrued income			395,924
	DOW CHEMICAL COMPANY at fair value	(a)		429,294
	Accrued income			10,464
	Total of fair value and accrued income			439,758
	PRAXAIR INC at fair value	(a)		522,605
	Accrued income			672
	Total of fair value and accrued income			523,277
	ABBOTT LABORATORIES at fair value	(a)		723,060
	Accrued income			20,250
	Total of fair value and accrued income			743,310
	AMGEN INC at fair value	(a)		261,789
	Accrued income			1,290
	Total of fair value and accrued income			263,079
	GENENTECH INC (USA) at fair value	(a)		287,649
	Accrued income			6,344
	Total of fair value and accrued income			293,993
	TRANOCIAN INC at fair value	(a)		471,968
	Accrued income			5,937
	Total of fair value and accrued income			477,905
	GEEST 2005-1A A4 144A at fair value	(a)		543,205
	Accrued income			620
	Total of fair value and accrued income			543,825
	DIAMOND OFFSHORE DRILL at fair value	(a)		252,915
	Accrued income			6,936
	Total of fair value and accrued income			259,851
	ENCANA HOLDINGS FIN at fair value	(a)		472,768
	Accrued income			4,398
	Total of fair value and accrued income			477,166
	AMER GENL FIN at fair value	(a)		373,470
	Accrued income			1,688
	Total of fair value and accrued income			375,158

(Continued)

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issue, borrower, lessor, or similar party	Description of investment	Cost	Current value
	CIT GORUP INC at fair value	(a)	$ 691,646
	Accrued income		14,792
	Total of fair value and accrued income		706,438
	COUNTRYWIDE HOME LOAN at fair value	(a)	443,389
	Accrued income		5,587
	Total of fair value and accrued income		448,976
	HSBC FINANCE CORP at fair value	(a)	432,139
	Accrued income		62
	Total of fair value and accrued income		432,201
	JNTL LEASE FINANCE at fair value	(a)	202,340
	Accrued income		3,660
	Total of fair value and accrued income		206,000
	INTL LEASE FINANCE CORP at fair value	(a)	230,042
	Accrued income		2,521
	Total of fair value and accrued income		232,563
	NATIONAL RURAL UTILITIES at fair value	(a)	678,783
	Accrued income		7,706
	Total of fair value and accrued income		686,489
	NORTHERN TRUST COMPANY at fair value	(a)	398,200
	Accrued income		7,763
	Total of fair value and accrued income		405,963
	SLM CORP FL RT NT CPI at fair value	(a)	376,927
	Accrued income		612
	Total of fair value and accrued income		377,539
	BUNGE LTD FINANCE CORP at fair value	(a)	601,009
	Accrued income		1,196
	Total of fair value and accrued income		602,205
	KRAFT FOODS at fair value	(a)	588,242
	Accrued income		5,391
	Total of fair value and accrued income		593,633
	MCCORMICK & CO at fair value	(a)	282,733
	Accrued income		1,011
	Total of fair value and accrued income		283,744
	WM WRIGLEY JR CO at fair value	(a)	107,572
	Accrued income		2,373
	Total of fair value and accrued income		109,945
	CELLULOSA ARAUCO CONSTITU at fair value	(a)	562,600
	Accrued income		14,202
	Total of fair value and accrued income		576,802
	HARRAHS OPERATING CO INC at fair value	(a)	230,177
	Accrued income		6,325
	Total of fair value and accrued income		236,502
	ATMOST ENERGY CORP at fair value	(a)	429,287
	Accrued income		3,800
	Total of fair value and accrued income		433,087
	BOARDWALK PIPELINES LLC at fair value	(a)	109,606
	Accrued income		2,521
	Total of fair value and accrued income		112,127

(Continued)

Schedule I

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issue, borrower, lessor, or similar party	Description of investment	Cost		Current value
	DUKE CAPITAL CORP at fair value	(a)	$	209,038
	Accrued income			4,722
	Total of fair value and accrued income			213,760
	DUKE CAPITAL CORP at fair value	(a)		124,778
	Accrued income			642
	Total of fair value and accrued income			125,420
	KINDER MORGAN FINANCE 144A at fair value	(a)		311,770
	Accrued income			1,080
	Total of fair value and accrued income			312,850
	PANHANDLE EASTERN PIPELINE at fair value	(a)		257,681
	Accrued income			4,714
	Total of fair value and accrued income			262,395
	HIGHMARK INC 144A at fair value	(a)		336,070
	Accrued income			8,092
	Total of fair value and accrued income			344,162
	MEDRONIC INC 144A at fair value	(a)		399,316
	Accrued income			5,734
	Total of fair value and accrued income			405,050
	CBASS 2005 CBS AF2 at fair value	(a)		297,231
	Accrued income			1,208
	Total of fair value and accrued income			298,439
	CFAB 03-1 IA-6 at fair value	(a)		725,814
	Accrued income			2,749
	Total of fair value and accrued income			728,563
	SBHEL 2000-1 A6 at fair value	(a)		1,298,413
	Accrued income			7,672
	Total of fair value and accrued income			1,306,085
	ACE INA HOLDINGS INC at fair value	(a)		362,509
	Accrued income			914
	Total of fair value and accrued income			363,423
	ALLSTATE FINANCIAL GLOBAL FUNDING at fair value	(a)		683,142
	Accrued income			14,875
	Total of fair value and accrued income			698,017
	FUND AMERICAN COS INC at fair value	(a)		282,839
	Accrued income			2,102
	Total of fair value and accrued income			284,941
	GENWORTH FINANCIAL INC at fair value	(a)		435,523
	Accrued income			1,074
	Total of fair value and accrued income			436,597
	METLIFE INC at fair value	(a)		709,499
	Accrued income			3,446
	Total of fair value and accrued income			712,945
	NATIONWIDE FINANCIAL SERVICES at fair value	(a)		529,151
	Accrued income			15,045
	Total of fair value and accrued income			544,196
	NATIONWIDE MUTAL SERVICES 144A at fair value	(a)		273,486
	Accrued income			3,762
	Total of fair value and accrued income			277,248

(Continued)

Schedule I

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issue, borrower, lessor, or similar party	Description of investment	Cost		Current value
	NLV FINANCIAL CORP at fair value	(a)	$	306,658
	Accrued income			7,792
	Total of fair value and accrued income			314,450
	PRINCIPAL LIFE GLOBAL at fair value	(a)		603,084
	Accrued income			6,492
	Total of fair value and accrued income			609,576
	PRUDENTIAL FINANCIAL INC at fair value	(a)		531,517
	Accrued income			3,406
	Total of fair value and accrued income			534,923
	SECURITY BENEFIT LIFE at fair value	(a)		312,849
	Accrued income			5,029
	Total of fair value and accrued income			317,878
	TRANSATLANTIC HOLDINGS at fair value	(a)		252,950
	Accrued income			679
	Total of fair value and accrued income			253,629
	FRANKLIN RESOURCES INC. at fair value	(a)		204,164
	Accrued income			1,640
	Total of fair value and accrued income			205,804
	GOLDMAN SACHS CAPITAL I at fair value	(a)		913,421
	Accrued income			20,974
	Total of fair value and accrued income			934,395
	LEGG MASON INC at fair value	(a)		192,111
	Accrued income			6,209
	Total of fair value and accrued income			198,320
	LEHMAN BROTHERS HOLDINGS at fair value	(a)		532,543
	Accrued income			7,700
	Total of fair value and accrued income			540,243
	MERRILL LYNCH & CO at fair value	(a)		311,200
	Accrued income			5,402
	Total of fair value and accrued income			316,602
	CATERPILLAR FIN SERV CRP at fair value	(a)		519,577
	Accrued income			7,941
	Total of fair value and accrued income			527,518
	JOHN DEERE CAPITAL CORP at fair value	(a)		870,422
	Accrued income			16,283
	Total of fair value and accrued income			886,705
	NEWS AMERICA INC at fair value	(a)		531,415
	Accrued income			747
	Total of fair value and accrued income			532,162
	TIME WARNER ENTM LP DEB at fair value	(a)		356,646
	Accrued income			7,644
	Total of fair value and accrued income			364,290
	TIME WARNER ENTMT SR DEB at fair value	(a)		335,098
	Accrued income			7,733
	Total of fair value and accrued income			342,831
	NEWMONT MINING CORP at fair value	(a)		436,088
	Accrued income			6,463
	Total of fair value and accrued income			442,551

(Continued)

Schedule I

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issue, borrower, lessor, or similar party	Description of investment	Cost		Current value
	FHL 15YR GOLD BI-2065 at fair value	(a)	$	304,222
	Accrued income			1,170
	Total of fair value and accrued income			305,392
	FHLMC 15YR GOLD E9-9933 at fair value	(a)		270,739
	Accrued income			1,138
	Total of fair value and accrued income			271,877
	FHLMC 15YR GOLD E9-9966 at fair value	(a)		1,539,826
	Accrued income			6,478
	Total of fair value and accrued income			1,546,304
	FHLMC 15YR GOLD B1-3549 at fair value	(a)		798,303
	Accrued income			3,070
	Total of fair value and accrued income			801,373
	FHLMC 15YR GOLD G1-1759 at fair value	(a)		216,315
	Accrued income			984
	Total of fair value and accrued income			217,299
	FHLMC 15YR GOLD E0-1497 at fair value	(a)		24,599
	Accrued income			112
	Total of fair value and accrued income			24,711
	FHLMC 15YR GOLD E0-1341 at fair value	(a)		27,948
	Accrued income			127
	Total of fair value and accrued income			28,075
	FHLMC 15YR GOLD J0-2328 at fair value	(a)		450,865
	Accrued income			2,054
	Total of fair value and accrued income			452,919
	FHLMC 15YR GOLD J0-2555 at fair value	(a)		497,474
	Accrued income			2,267
	Total of fair value and accrued income			499,741
	FHLMC 15YR GOLD J0-2446 at fair value	(a)		394,808
	Accrued income			1,799
	Total of fair value and accrued income			396,607
	FHLMC 15YR GOLD J0-2556 at fair value	(a)		472,848
	Accrued income			2,154
	Total of fair value and accrued income			475,002
	FHLMC 7YR BALLOON M8-0714 at fair value	(a)		334,094
	Accrued income			1,390
	Total of fair value and accrued income			335,484
	FHLMC GOLD C2-8639 at fair value	(a)		98,669
	Accrued income			486
	Total of fair value and accrued income			99,155
	FHLMC GOLD C6-8205 at fair value	(a)		180,242
	Accrued income			1,009
	Total of fair value and accrued income			181,251
	FHLMC GOLD C6-8248 at fair value	(a)		97,904
	Accrued income			548
	Total of fair value and accrued income			98,452
	FHLMC GOLD B1-0343 at fair value	(a)		425,125
	Accrued income			1,789
	Total of fair value and accrued income			426,914

(Continued)

Schedule I

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issue, borrower, lessor, or similar party	Description of investment	Cost	Current value
	FHLMC GOLD C7-2128 at fair value	(a)	$ 1,590,246
	Accrued income		7,863
	Total of fair value and accrued income		1,598,109
	FHLMC GOLD A1-2118 at fair value	(a)	1,314,604
	Accrued income		5,637
	Total of fair value and accrued income		1,320,241
	FHLMC GOLD D8-6309 at fair value	(a)	736,788
	Accrued income		3,163
	Total of fair value and accrued income		739,951
	FHLMC GOLD A1-5852 at fair value	(a)	476,147
	Accrued income		2,044
	Total of fair value and accrued income		478,191
	FHLMC GOLD A1-5907 at fair value	(a)	295,290
	Accrued income		1,268
	Total of fair value and accrued income		296,558
	FHLMC GOLD A1-5908 at fair value	(a)	143,470
	Accrued income		616
	Total of fair value and accrued income		144,086
	FHLMC GOLD C0-1585 at fair value	(a)	109,203
	Accrued income		468
	Total of fair value and accrued income		109,671
	FHLMC GOLD A4-5792 at fair value	(a)	101,524
	Accrued income		435
	Total of fair value and accrued income		101,959
	FHLMC GOLD A4-6664 at fair value	(a)	1,395,347
	Accrued income		6,005
	Total of fair value and accrued income		1,401,352
	FHLMC GOLD A3-9214 at fair value	(a)	34,968
	Accrued income		151
	Total of fair value and accrued income		35,119
	FHLMC GOLD A3-9735 at fair value	(a)	1,193,442
	Accrued income		5,136
	Total of fair value and accrued income		1,198,578
	FHLMC GOLD A4-7208 at fair value	(a)	899,175
	Accrued income		3,870
	Total of fair value and accrued income		903,045
	FNMA 15YR 323322 at fair value	(a)	243,134
	Accrued income		1,191
	Total of fair value and accrued income		244,324
	FNMA 15YR 357280 at fair value	(a)	451,175
	Accrued income		2,373
	Total of fair value and accrued income		453,548
	FNMA 15YR 555526 at fair value	(a)	2,047,690
	Accrued income		9,312
	Total of fair value and accrued income		2,057,002
	FNMA 15YR 254720 at fair value	(a)	1,908,642
	Accrued income		7,332
	Total of fair value and accrued income		1,915,974

(Continued)

Schedule I

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issue, borrower, lessor, or similar party	Description of investment	Cost	Current value
	FNMA 15YR 357475 at fair value	(a)	$ 1,888,666
	Accrued income		7,267
	Total of fair value and accrued income		1,895,933
	FNMA 15YR 789885 at fair value	(a)	198,368
	Accrued income		903
	Total of fair value and accrued income		199,271
	FNMA 15YR 555693 at fair value	(a)	1,443,735
	Accrued income		6,565
	Total of fair value and accrued income		1,450,300
	FNMA 15YR 761436 at fair value	(a)	183,782
	Accrued income		837
	Total of fair value and accrued income		184,619
	FNMA 15YR 254234 at fair value	(a)	249,158
	Accrued income		1,132
	Total of fair value and accrued income		250,290
	FNMA 15 YR 748702 at fair value	(a)	1,037,151
	Accrued income		4,364
	Total of fair value and accrued income		1,041,515
	FNMA 15YR 780964 at fair value	(a)	979,965
	Accrued income		3,771
	Total of fair value and accrued income		983,736
	FNMA 30YR 421051 at fair value	(a)	122,588
	Accrued income		604
	Total of fair value and accrued income		123,192
	FNMA 30YR 439478 at fair value	(a)	4,528
	Accrued income		22
	Total of fair value and accrued income		4,550
	FNMA 30YR 432088 at fair value	(a)	20,043
	Accrued income		99
	Total of fair value and accrued income		20,142
	FNMA 30YR 431213 at fair value	(a)	67,680
	Accrued income		332
	Total of fair value and accrued income		68,012
	FNMA 30YR 504984 at fair value	(a)	30,479
	Accrued income		170
	Total of fair value and accrued income		30,649
	FNMA 30YR 756190 at fair value	(a)	176,677
	Accrued income		816
	Total of fair value and accrued income		177,493
	FNMA 30YR 254983 at fair value	(a)	424,843
	Accrued income		1,961
	Total of fair value and accrued income		426,804
	FNMA 30YR 744692 at fair value	(a)	54,515
	Accrued income		252
	Total of fair value and accrued income		54,767
	FNMA 30YR 747387 at fair value	(a)	34,230
	Accrued income		158
	Total of fair value and accrued income		34,388

(Continued)

Schedule I

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issue, borrower, lessor, or similar party	Description of investment	Cost		Current value
	FNMA 30YR 744750 at fair value	(a)	$	24,251
	Accrued income			112
	Total of fair value and accrued income			24,363
	FNMA 30YR 725232 at fair value	(a)		1,262,587
	Accrued income			5,414
	Total of fair value and accrued income			1,268,001
	FNMA 30YR 796104 at fair value	(a)		1,080,004
	Accrued income			4,988
	Total of fair value and accrued income			1,084,992
	FNMA 30YR 804395 at fair value	(a)		373,104
	Accrued income			1,723
	Total of fair value and accrued income			374,827
	FNMA 30YR 762076 at fair value	(a)		938,969
	Accrued income			4,334
	Total of fair value and accrued income			943,303
	FNMA 30YR 725866 at fair value	(a)		2,421,410
	Accrued income			9,612
	Total of fair value and accrued income			2,431,022
	FNMA 30YR 725423 at fair value	(a)		2,701,204
	Accrued income			12,468
	Total of fair value and accrued income			2,713,672
	FNMA 30YR 254767 at fair value	(a)		1,168,153
	Accrued income			5,388
	Total of fair value and accrued income			1,173,541
	FNMA 30YR 725162 at fair value	(a)		3,866,338
	Accrued income			19,146
	Total of fair value and accrued income			3,885,484
	FNMA 30YR 725424 at fair value	(a)		1,674,988
	Accrued income			7,731
	Total of fair value and accrued income			1,682,719
	FNMA 30YR 735396 at fair value	(a)		27,358
	Accrued income			109
	Total of fair value and accrued income			27,467
	FNMA 30YR 830880 at fair value	(a)		296,961
	Accrued income			1,277
	Total of fair value and accrued income			298,238
	FNMA 30YR 357883 at fair value	(a)		450,242
	Accrued income			1,931
	Total of fair value and accrued income			452,173
	FNMA 30YR 843833 at fair value	(a)		1,936,108
	Accrued income			8,324
	Total of fair value and accrued income			1,944,432
	FNMA 30YR 545759 at fair value	(a)		1,495,141
	Accrued income			7,870
	Total of fair value and accrued income			1,503,011
	FNMA 30YR 832728 at fair value	(a)		1,012,381
	Accrued income			4,058
	Total of fair value and accrued income			1,016,439

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issue, borrower, lessor, or similar party	Description of investment	Cost		Current value
	GNMA 15YR 781312X at fair value	(a)	$	377,335
	Accrued income			2,108
	Total of fair value and accrued income			379,443
	GNMA 15YR 780766X at fair value	(a)		101,812
	Accrued income			577
	Total of fair value and accrued income			102,389
	GNMA 30YR 404210X at fair value	(a)		27,180
	Accrued income			141
	Total of fair value and accrued income			27,321
	GNMA 30YR 469128X at fair value	(a)		16,062
	Accrued income			83
	Total of fair value and accrued income			16,145
	GNMA 30YR 404215X at fair value	(a)		34,018
	Accrued income			176
	Total of fair value and accrued income			34,194
	GNMA 30YR 404230X at fair value	(a)		17,528
	Accrued income			91
	Total of fair value and accrued income			17,619
	GNMA 30YR 471719X at fair value	(a)		36,089
	Accrued income			187
	Total of fair value and accrued income			36,276
	GNMA 30YR 404229X at fair value	(a)		49,987
	Accrued income			259
	Total of fair value and accrued income			50,246
	GNMA 30YR 467089X at fair value	(a)		27,763
	Accrued income			144
	Total of fair value and accrued income			27,907
	GNMA 30YR 467094X at fair value	(a)		24,308
	Accrued income			126
	Total of fair value and accrued income			24,434
	GNMA 30YR 030596X at fair value	(a)		15,791
	Accrued income			119
	Total of fair value and accrued income			15,910
	GNMA 30YR 034260X at fair value	(a)		26,241
	Accrued income			197
	Total of fair value and accrued income			26,438
	GNMA 30YR 035820X at fair value	(a)		40,914
	Accrued income			308
	Total of fair value and accrued income			41,222
	GNMA 30YR 415757X at fair value	(a)		5,691
	Accrued income			34
	Total of fair value and accrued income			5,725
	GNMA 30YR 414058X at fair value	(a)		28,183
	Accrued income			176
	Total of fair value and accrued income			28,359
	GNMA 30YR 410041X at fair value	(a)		19,163
	Accrued income			119
	Total of fair value and accrued income			19,282

(Continued)

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issue, borrower, lessor, or similar party	Description of investment	Cost	Current value
	GNMA 30YR 394440X at fair value	(a)	$ 34,639
	Accrued income		216
	Total of fair value and accrued income		34,855
	GNMA 30YR 334777X at fair value	(a)	464
	Accrued income		3
	Total of fair value and accrued income		467
	GNMA 30YR 414842X at fair value	(a)	1,339
	Accrued income		8
	Total of fair value and accrued income		1,347
	GNMA 30YR 408776X at fair value	(a)	2,009
	Accrued income		12
	Total of fair value and accrued income		2,021
	GNMA 30YR 413132X at fair value	(a)	3,040
	Accrued income		18
	Total of fair value and accrued income		3,058
	GNMA 30YR 419865X at fair value	(a)	2,149
	Accrued income		13
	Total of fair value and accrued income		2,162
	GNMA 30YR 780220X at fair value	(a)	40,449
	Accrued income		239
	Total of fair value and accrued income		40,688
	GNMA 30YR 365471X at fair value	(a)	16,114
	Accrued income		95
	Total of fair value and accrued income		16,209
	GNMA 30YR 379650X at fair value	(a)	37,264
	Accrued income		220
	Total of fair value and accrued income		37,484
	GNMA 30YR 418755X at fair value	(a)	21,320
	Accrued income		126
	Total of fair value and accrued income		21,446
	GNMA 30YR 413151X at fair value	(a)	19,172
	Accrued income		113
	Total of fair value and accrued income		19,285
	GNMA 30YR 781129X at fair value	(a)	252,793
	Accrued income		1,401
	Total of fair value and accrued income		254,194
	GNMA 30YR 486873X at fair value	(a)	235,150
	Accrued income		1,219
	Total of fair value and accrued income		236,369
	GNMA 30YR 582171X at fair value	(a)	27,360
	Accrued income		162
	Total of fair value and accrued income		27,522
	GNMA 30YR 509123X at fair value	(a)	22,506
	Accrued income		133
	Total of fair value and accrued income		22,639
	GNMA 30YR 538819X at fair value	(a)	30,631
	Accrued income		181
	Total of fair value and accrued income		30,812

(Continued)

Schedule I

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issue, borrower, lessor, or similar party	Description of investment	Cost		Current value
	GNMA 30YR 564919X at fair value	(a)	$	19,325
	Accrued income			114
	Total of fair value and accrued income			19,439
	GNMA 30YR 612919X at fair value	(a)		586,929
	Accrued income			2,468
	Total of fair value and accrued income			589,397
	GNMA 30YR 615278X at fair value	(a)		249,033
	Accrued income			1,047
	Total of fair value and accrued income			250,080
	GNMA 30YR 510400X at fair value	(a)		1,165,908
	Accrued income			5,306
	Total of fair value and accrued income			1,171,214
	GNMA 30YR 781478X at fair value	(a)		172,633
	Accrued income			1,022
	Total of fair value and accrued income			173,655
	GNMA II 30YR 003442M at fair value	(a)		2,016,093
	Accrued income			8,509
	Total of fair value and accrued income			2,024,602
	GOVT NATL ASSN 20Y 403337X at fair value	(a)		117,561
	Accrued income			896
	Total of fair value and accrued income			118,457
	GOVT NATL MORT ASSN 405829X at fair value	(a)		961
	Accrued income			7
	Total of fair value and accrued income			968
	GOVT NATL MORTG ASSN 030937X at fair value	(a)		5,822
	Accrued income			44
	Total of fair value and accrued income			5,866
	GOVT NATL MORTG ASSN 032836X at fair value	(a)		1,081
	Accrued income			8
	Total of fair value and accrued income			1,089
	GOVT NATL MORTG ASSN 033287X at fair value	(a)		1,562
	Accrued income			12
	Total of fair value and accrued income			1,574
	GOVT NATL MORTG ASSN 162659X at fair value	(a)		1,857
	Accrued income			13
	Total of fair value and accrued income			1,870
	GOVT NATL MORTG ASSN 404683X at fair value	(a)		1,540
	Accrued income			11
	Total of fair value and accrued income			1,551
	GOVT NATL MORTG ASSN 392381X at fair value	(a)		2,725
	Accrued income			19
	Total of fair value and accrued income			2,744
	GOVT NATL MORTG ASSN 405784X at fair value	(a)		11,964
	Accrued income			82
	Total of fair value and accrued income			12,046
	GOVT NATL MORTG ASSN 362313X at fair value	(a)		11,248
	Accrued income			77
	Total of fair value and accrued income			11,325

(Continued)

Schedule I

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issue, borrower, lessor, or similar party	Description of investment	Cost		Current value
	GOVT NATL MORTG ASSN 780015X at fair value	(a)	$	16,248
	Accrued income			112
	Total of fair value and accrued income			16,360
	GOVT NATL MORTG ASSN 405828X at fair value	(a)		1,089
	Accrued income			7
	Total of fair value and accrued income			1,096
	GOVT NATL MORTG ASSN 401779X at fair value	(a)		10,248
	Accrued income			70
	Total of fair value and accrued income			10,318
	GOVT NATL MORTG ASSN 408092X at fair value	(a)		4,358
	Accrued income			30
	Total of fair value and accrued income			4,388
	GOVT NATL MORTG ASSN 405430X at fair value	(a)		7,764
	Accrued income			53
	Total of fair value and accrued income			7,817
	GOVT NATL MORG ASSN 396494X at fair value	(a)		16,915
	Accrued income			116
	Total of fair value and accrued income			17,031
	GOVT NATL MORG ASSN 272790X at fair value	(a)		26,325
	Accrued income			190
	Total of fair value and accrued income			26,515
	GOVT NATL MORG ASSN 286907X at fair value	(a)		5,264
	Accrued income			38
	Total of fair value and accrued income			5,302
	GOVT NATL MORG ASSN 287879X at fair value	(a)		2,662
	Accrued income			19
	Total of fair value and accrued income			2,681
	GOVT NATL MORG ASSN 288487X at fair value	(a)		4,859
	Accrued income			35
	Total of fair value and accrued income			4,894
	GOVT NATL MORG ASSN 780074X at fair value	(a)		53,936
	Accrued income			371
	Total of fair value and accrued income			54,307
	GOVT NATL MORG ASSN 297473X at fair value	(a)		575
	Accrued income			4
	Total of fair value and accrued income			579
	GOVT NATL MORG ASSN 294902X at fair value	(a)		5,121
	Accrued income			37
	Total of fair value and accrued income			5,158
	GOVT NATL MORG ASSN I 295039X at fair value	(a)		181
	Accrued income			1
	Total of fair value and accrued income			182
	GOVT NATL MORG ASSN I 380673X at fair value	(a)		9,208
	Accrued income			61
	Total of fair value and accrued income			9,269
	GOVT NATL MORG ASSN I 289379X at fair value	(a)		705
	Accrued income			5
	Total of fair value and accrued income			710

(Continued)

Schedule I

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issue, borrower, lessor, or similar party	Description of investment	Cost		Current value
	GOVT NATL MORG ASSN I 389628X at fair value	(a)	$	13,786
	Accrued income			91
	Total of fair value and accrued income			13,877
	GOVT NATL MORG ASSN I 404122X at fair value	(a)		28,640
	Accrued income			179
	Total of fair value and accrued income			28,819
	GOVT NATL MORG ASSN I 292918X at fair value	(a)		3,452
	Accrued income			25
	Total of fair value and accrued income			3,477
	GOVT NATL MORG ASSN II 002306M at fair value	(a)		40,800
	Accrued income			269
	Total of fair value and accrued income			41,069
	GOVT NATL MORG ASSN II 002271M at fair value	(a)		10,439
	Accrued income			69
	Total of fair value and accrued income			10,508
	GOVT NATL MORG ASSN II 002038M at fair value	(a)		4,301
	Accrued income			28
	Total of fair value and accrued income			4,329
	BAKER HUGHES INC at fair value	(a)		833,196
	Accrued income			22,191
	Total of fair value and accrued income			855,387
	HALLIBURTON COMPANY at fair value	(a)		434,979
	Accrued income			4,935
	Total of fair value and accrued income			439,914
	TELUS CORP at fair value	(a)		561,730
	Accrued income			3,333
	Total of fair value and accrued income			565,063
	FANNIE MAE at fair value	(a)		973,473
	Accrued income			2,818
	Total of fair value and accrued income			976,291
	FANNIE MAE at fair value	(a)		1,055,084
	Accrued income			13,913
	Total of fair value and accrued income			1,068,997
	FED HM LN BK BD at fair value	(a)		3,329,878
	Accrued income			62,118
	Total of fair value and accrued income			3,391,996
	FEDERAL HOME LOAN BANK at fair value	(a)		1,237,740
	Accrued income			2,275
	Total of fair value and accrued income			1,240,015
	FREDDIE MAC at fair value	(a)		4,456,387
	Accrued income			103,508
	Total of fair value and accrued income			4,559,895
	FREDDIE MAC at fair value	(a)		729,825
	Accrued income			3,379
	Total of fair value and accrued income			733,204
	CONOCO PHILLIPS at fair value	(a)		574,290
	Accrued income			6,664
	Total of fair value and accrued income			580,954

(Continued)

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issue, borrower, lessor, or similar party	Description of investment	Cost	Current value
	DEVON FINANCING CORP at fair value	(a)	$ 425,424
	Accrued income		6,777
	Total of fair value and accrued income		432,201
	KERN RIVER CORP at fair value	(a)	509,869
	Accrued income		70
	Total of fair value and accrued income		509,939
	PEMEX PROJ FDG MASTER TR at fair value	(a)	366,712
	Accrued income		1,082
	Total of fair value and accrued income		367,794
	PEMEX PROJ FDG MASTER TR 144A at fair value	(a)	464,625
	Accrued income		1,231
	Total of fair value and accrued income		465,856
	PETRO CANADA at fair value	(a)	306,771
	Accrued income		2,281
	Total of fair value and accrued income		309,052
	GNR 2004-103 A at fair value	(a)	858,933
	Accrued income		2,842
	Total of fair value and accrued income		861,775
	GNR 2004-23 B at fair value	(a)	1,767,344
	Accrued income		4,554
	Total of fair value and accrued income		1,771,898
	GNR 2004-77B at fair value	(a)	2,174,584
	Accrued income		8,053
	Total of fair value and accrued income		2,182,637
	GNR 2004-97 B at fair value	(a)	1,415,587
	Accrued income		5,178
	Total of fair value and accrued income		1,420,765
	GNR 2005-9 A at fair value	(a)	1,571,283
	Accrued income		5,400
	Total of fair value and accrued income		1,576,683
	CANDIAN NATL RAILWAYS at fair value	(a)	488,770
	Accrued income		11,589
	Total of fair value and accrued income		500,359
	ARCHSTONE-SMITH OPR TRST at fair value	(a)	326,789
	Accrued income		2,888
	Total of fair value and accrued income		329,677
	DEVELOPERS DIVERSIFIED REALTY at fair value	(a)	417,431
	Accrued income		7,070
	Total of fair value and accrued income		424,501
	ISTAR FINANCIAL INC at fair value	(a)	341,730
	Accrued income		4,484
	Total of fair value and accrued income		346,214
	WEINGARTEN REALTY INVESTORS INC at fair value	(a)	728,332
	Accrued income		10,726
	Total of fair value and accrued income		739,058
	YUM! BRANDS at fair value	(a)	581,495
	Accrued income		20,213
	Total of fair value and accrued income		601,708

(Continued)

Schedule I

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issue, borrower, lessor, or similar party	Description of investment	Cost		Current value
	WAL-MART STORES at fair value	(a)	$	309,766
	Accrued income			5,647
	Total of fair value and accrued income			315,413
	PECO 2001-A A1 at fair value	(a)		1,488,270
	Accrued income			30,427
	Total of fair value and accrued income			1,518,697
	RNLT 2001-1 A4 at fair value	(a)		1,187,674
	Accrued income			19,064
	Total of fair value and accrued income			1,206,738
	FRANCE TELECOM at fair value	(a)		425,835
	Accrued income			9,817
	Total of fair value and accrued income			435,652
	SBC COMMUNICATIONS at fair value	(a)		249,673
	Accrued income			3,829
	Total of fair value and accrued income			253,502
	SBC COMMUNICATIONS at fair value	(a)		210,607
	Accrued income			1,453
	Total of fair value and accrued income			212,060
	TELECOM ITALIA CAPITAL at fair value	(a)		338,604
	Accrued income			2,314
	Total of fair value and accrued income			340,918
	TELEFONOS DE MEXICO SA at fair value	(a)		314,800
	Accrued income			7,529
	Total of fair value and accrued income			322,329
	VERIZON GLOBAL FUNDING at fair value	(a)		577,010
	Accrued income			3,132
	Total of fair value and accrued income			580,142
	ERAC USA FINANCE COMPANY 144A at fair value	(a)		333,934
	Accrued income			3,127
	Total of fair value and accrued income			337,061
	TREASURY INDEX INFLO at fair value	(a)		550,660
	Accrued income			8,272
	Total of fair value and accrued income			558,932
	TREASURY INFL INDX at fair value	(a)		949,829
	Accrued income			14,637
	Total of fair value and accrued income			964,466
	TREASURY INFL INDX at fair value	(a)		2,227,971
	Accrued income			20,384
	Total of fair value and accrued income			2,248,355
	TREASURY INFL INDX at fair value	(a)		2,264,809
	Accrued income			23,292
	Total of fair value and accrued income			2,288,101
	TRASURY NT at fair value	(a)		280,457
	Accrued income			5,321
	Total of fair value and accrued income			285,778
	US TREASURY BONDS at fair value	(a)		767,581
	Accrued income			5,883
	Total of fair value and accrued income			773,464

(Continued)

Schedule I

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issue, borrower, lessor, or similar party	Description of investment	Cost	Current value
	US TREASURY BONDS at fair value	(a)	$ 2,794,079
	Accrued income		63,891
	Total of fair value and accrued income		2,857,970
	US TREASURY BONDS at fair value	(a)	448,185
	Accrued income		8,853
	Total of fair value and accrued income		457,038
	US TREASURY BONDS at fair value	(a)	2,138,039
	Accrued income		44,641
	Total of fair value and accrued income		2,182,680
	US TREASURY BONDS at fair value	(a)	1,190,554
	Accrued income		23,116
	Total of fair value and accrued income		1,213,670
	US TREASURY NT/BD at fair value	(a)	5,793,092
	Accrued income		72,427
	Total of fair value and accrued income		5,865,519
	UNITED STATES TREASURY at fair value	(a)	3,165,086
	Accrued income		14,496
	Total of fair value and accrued income		3,179,582
	UNITED STATES TREASURY at fair value	(a)	821,248
	Accrued income		14,731
	Total of fair value and accrued income		835,979
	US TREASURY at fair value	(a)	3,406,176
	Accrued income		22,234
	Total of fair value and accrued income		3,428,410
	US TREASURY BOND at fair value	(a)	927,737
	Accrued income		16,750
	Total of fair value and accrued income		944,487
	US TREASURY NOTE at fair value	(a)	534,674
	Accrued income		9,868
	Total of fair value and accrued income		544,542
	US TREASURY NOTE at fair value	(a)	3,946,788
	Accrued income		81,011
	Total of fair value and accrued income		4,027,799
	US TREASURY NOTES at fair value	(a)	625,390
	Accrued income		4,220
	Total of fair value and accrued income		629,610
	US TREASURY NT/BD at fair value	(a)	620,397
	Accrued income		9,367
	Total of fair value and accrued income		629,764
	US TREASURY NT/BD at fair value	(a)	2,917,376
	Accrued income		16,250
	Total of fair value and accrued income		2,933,626
	US TREASURY NT/BD at fair value	(a)	1,569,872
	Accrued income		6,055
	Total of fair value and accrued income		1,575,927
	US TREASURY NT/BD at fair value	(a)	4,436,215
	Accrued income		26,704
	Total of fair value and accrued income		4,462,919

(Continued)

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issue, borrower, lessor, or similar party	Description of investment	Cost	Current value
	US TREASURY NT/BD at fair value	(a)	$ 607,983
	Accrued income		3,393
	Total of fair value and accrued income		611,376
	US TREASURY NT/BD at fair value	(a)	454,504
	Accrued income		6,214
	Total of fair value and accrued income		460,718
	US TREASURY NT/BD at fair value	(a)	3,873,989
	Accrued income		21,208
	Total of fair value and accrued income		3,895,197
	ALABAMA POWER CO at fair value	(a)	340,717
	Accrued income		1,407
	Total of fair value and accrued income		342,124
	EL PASO ELECTRIC COMPANY at fair value	(a)	315,898
	Accrued income		2,415
	Total of fair value and accrued income		318,313
	EXELON GENERATION CO LLC at fair value	(a)	500,215
	Accrued income		12,335
	Total of fair value and accrued income		512,550
	FIRSTENERGY CORP at fair value	(a)	371,052
	Accrued income		2,885
	Total of fair value and accrued income		373,937
	PINNACLE WEST CAPITAL CORP at fair value	(a)	556,687
	Accrued income		8,880
	Total of fair value and accrued income		565,567
	PPL CAPITAL FUNDING at fair value	(a)	218,927
	Accrued income		3,248
	Total of fair value and accrued income		222,175
	PUBLIC SERVICE NEW MEX at fair value	(a)	535,909
	Accrued income		7,061
	Total of fair value and accrued income		542,970
	WPD HOLDINGS UK at fair value	(a)	346,569
	Accrued income		1,039
	Total of fair value and accrued income		347,608
	BOAMS 2004-D 2A2 at fair value	(a)	1,414,522
	Accrued income		5,031
	Total of fair value and accrued income		1,419,553
	BOAMS 2004-1 3A2 at fair value	(a)	399,830
	Accrued income		1,660
	Total of fair value and accrued income		401,490
	BOAMS 2005-J 2A1 at fair value	(a)	861,906
	Accrued income		3,691
	Total of fair value and accrued income		865,597
	AMERICA MOVIL SA DE CV at fair value	(a)	271,219
	Accrued income		5,041
	Total of fair value and accrued income		276,260
	AT&T WIRELESS SVCS INC at fair value	(a)	476,788
	Accrued income		10,500
	Total of fair value and accrued income		487,288

(Continued)

Schedule I

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issue, borrower, lessor, or similar party	Description of investment	Cost		Current value
	SPRINT CAP CORP at fair value	(a)	$	520,727
	Accrued income			4,173
	Total of fair value and accrued income			524,900
	Cash	(a)		25,568
	* State Street short term investment fund	(a)		2,887,612
	State Street Bank 96019			213,659,862
	Wrapper Agreement +/(-)			(3,023,966)
	State Street Bank 96019	(a)		210,635,896
Rabobank Nederland	Rabobank 100301:			
	FHL ARM 1B-0527 at fair value	(a)		164,683
	Accrued income			626
	Total of fair value and accrued income			165,309
	FNARM 661549 at fair value	(a)		132,058
	Accrued income			492
	Total of fair value and accrued income			132,550
	GENERAL DYNAMICS CORP at fair value	(a)		787,854
	Accrued income			13,606
	Total of fair value and accrued income			801,460
	FHR 2571MB at fair value	(a)		52,681
	Accrued income			198
	Total of fair value and accrued income			52,879
	FHR 2681 PC at fair value	(a)		870,408
	Accrued income			3,647
	Total of fair value and accrued income			874,055
	FHR 2750 KP at fair value	(a)		876,625
	Accrued income			3,022
	Total of fair value and accrued income			879,647
	FHR 2864 LC at fair value	(a)		1,239,976
	Accrued income			5,210
	Total of fair value and accrued income			1,245,186
	FHR 2866 XE at fair value	(a)		1,176,038
	Accrued income			4,168
	Total of fair value and accrued income			1,180,206
	FHR 2872 YB at fair value	(a)		999,534
	Accrued income			4,168
	Total of fair value and accrued income			1,003,702
	FHR 2934 NB at fair value	(a)		989,259
	Accrued income			4,169
	Total of fair value and accrued income			993,428
	FNR 2002 43 A at fair value	(a)		42,245
	Accrued income			212
	Total of fair value and accrued income			42,457
	FNR 2003-8 OB at fair value	(a)		745,058
	Accrued income			2,814
	Total of fair value and accrued income			747,872
	FNR 2003-92 NM at fair value	(a)		731,080
	Accrued income			2,189
	Total of fair value and accrued income			733,269

(Continued)

Schedule I

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issue, borrower, lessor, or similar party	Description of investment	Cost		Current value
	FNR 2004-49 QY at fair value	(a)	$	374,972
	Accrued income			1,719
	Total of fair value and accrued income			376,691
	FNR 2005-15 EA at fair value	(a)		747,520
	Accrued income			3,126
	Total of fair value and accrued income			750,646
	FNR 2005-57 PA at fair value	(a)		1,455,872
	Accrued income			6,629
	Total of fair value and accrued income			1,462,501
	GNR 2004-47 QV at fair value	(a)		437,936
	Accrued income			2,121
	Total of fair value and accrued income			440,057
	GNR 2004-79 PA at fair value	(a)		371,704
	Accrued income			1,563
	Total of fair value and accrued income			373,267
	MVCOT 2005-2 A 144A at fair value	(a)		376,286
	Accrued income			1,645
	Total of fair value and accrued income			377,931
	BOAST 2003-1 A4 at fair value	(a)		391,578
	Accrued income			297
	Total of fair value and accrued income			391,875
	CARAT 2004-1 A4 at fair value	(a)		776,883
	Accrued income			939
	Total of fair value and accrued income			777,822
	CARMAX 2004-2 A4 at fair value	(a)		974,794
	Accrued income			1,538
	Total of fair value and accrued income			976,332
	CMAOT 2003-A A4 at fair value	(a)		555,171
	Accrued income			521
	Total of fair value and accrued income			555,692
	GSALT 2004-1 A4 at fair value	(a)		244,336
	Accrued income			295
	Total of fair value and accrued income			244,631
	HAROT 2002-4 A4 at fair value	(a)		604,894
	Accrued income			729
	Total of fair value and accrued income			605,623
	HAROT 2003-4 A4 at fair value	(a)		393,079
	Accrued income			496
	Total of fair value and accrued income			393,575
	HAROT 2004-3 A4 at fair value	(a)		482,680
	Accrued income			592
	Total of fair value and accrued income			483,272
	HART 2003-A A4 at fair value	(a)		945,547
	Accrued income			1,301
	Total of fair value and accrued income			946,848
	HERTZ 2004-1 144A at fair value	(a)		850,511
	Accrued income			347
	Total of fair value and accrued income			850,858

(Continued)

Schedule I

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issue, borrower, lessor, or similar party	Description of investment	Cost		Current value
	MILT 2003-1 A4 at fair value	(a)	$	640,659
	Accrued income			596
	Total of fair value and accrued income			641,255
	MSALT 2004-HB2 A4 at fair value	(a)		242,905
	Accrued income			385
	Total of fair value and accrued income			243,290
	NAROT 2003-A A4 at fair value	(a)		233,080
	Accrued income			274
	Total of fair value and accrued income			233,354
	NAROT 2004-A A4 at fair value	(a)		946,317
	Accrued income			1,197
	Total of fair value and accrued income			947,514
	NAVOT 2003-A A4 at fair value	(a)		1,722,486
	Accrued income			1,743
	Total of fair value and accrued income			1,724,229
	NAVOT 2004-A A4 at fair value	(a)		946,659
	Accrued income			1,123
	Total of fair value and accrued income			947,782
	NAVOT 2004-B A4 at fair value	(a)		242,235
	Accrued income			393
	Total of fair value and accrued income			242,628
	NCART 2004-A A4 at fair value	(a)		775,946
	Accrued income			1,024
	Total of fair value and accrued income			776,970
	ONYX 2004-C A4 at fair value	(a)		244,046
	Accrued income			389
	Total of fair value and accrued income			244,435
	RART 2003-2 A4 at fair value	(a)		745,584
	Accrued income			1,041
	Total of fair value and accrued income			746,625
	TAROT 2004-A A4 at fair value	(a)		848,095
	Accrued income			1,155
	Total of fair value and accrued income			849,250
	USAOT 2004-1 A4 at fair value	(a)		801,927
	Accrued income			979
	Total of fair value and accrued income			802,906
	VALET 2003-2 A4 at fair value	(a)		731,696
	Accrued income			674
	Total of fair value and accrued income			732,370
	VALET 2005-1 A4 at fair value	(a)		375,448
	Accrued income			564
	Total of fair value and accrued income			376,012
	VWALT 2005-A A4 at fair value	(a)		490,228
	Accrued income			602
	Total of fair value and accrued income			490,830
	VWALT 2003-1 A4 at fair value	(a)		729,790
	Accrued income			860
	Total of fair value and accrued income			730,650

(Continued)

Schedule I

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issue, borrower, lessor, or similar party	Description of investment	Cost		Current value
	WALT 2004-1 A4 at fair value	(a)	$	729,947
	Accrued income			1,087
	Total of fair value and accrued income			731,034
	WESTO 2004-4 A4 at fair value	(a)		932,337
	Accrued income			1,288
	Total of fair value and accrued income			933,625
	WOART 2002-A A4 at fair value	(a)		626,976
	Accrued income			1,133
	Total of fair value and accrued income			628,109
	American Honda Finance 144A at fair value	(a)		759,413
	Accrued income			5,361
	Total of fair value and accrued income			764,774
	DaimlerChrysler NA HLDG CORP at fair value	(a)		625,740
	Accrued income			20,525
	Total of fair value and accrued income			646,265
	Toyota Motor Credit Corp at fair value	(a)		244,686
	Accrued income			2,868
	Total of fair value and accrued income			247,554
	Toyota Motor Credit Corp 5.650 at fair value	(a)		327,771
	Accrued income			8,471
	Total of fair value and accrued income			336,242
	ABN AMRO BK N V CHICAGO at fair value	(a)		1,402,879
	Accrued income			872
	Total of fair value and accrued income			1,403,751
	BB&T CORP at fair value	(a)		382,061
	Accrued income			9,632
	Total of fair value and accrued income			391,693
	BANK OF AMERICA CORP SUB NT at fair value	(a)		830,368
	Accrued income			22,109
	Total of fair value and accrued income			852,477
	BANK ONE CORP at fair value	(a)		829,318
	Accrued income			64
	Total of fair value and accrued income			829,382
	COMPASS BANK at fair value	(a)		349,871
	Accrued income			3,735
	Total of fair value and accrued income			353,606
	FIFTH THIRD BANK at fair value	(a)		440,782
	Accrued income			5,098
	Total of fair value and accrued income			445,880
	FIRST UNION CORP at fair value	(a)		251,201
	Accrued income			5,155
	Total of fair value and accrued income			256,356
	HSBC AMERICAS INC at fair value	(a)		355,548
	Accrued income			4,085
	Total of fair value and accrued income			359,633
	HUNTINGTON NATIONAL BANK at fair value	(a)		716,857
	Accrued income			94
	Total of fair value and accrued income			716,951

(Continued)

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issue, borrower, lessor, or similar party	Description of investment	Cost	Current value
	ISLANDBANKI HF 144A at fair value	(a)	$ 246,304
	Accrued income		2,838
	Total of fair value and accrued income		249,142
	LANDWIRTSH RENTENBANK at fair value	(a)	679,638
	Accrued income		7,990
	Total of fair value and accrued income		687,628
	M&I MARSHALL & ILSLEY BANK at fair value	(a)	393,251
	Accrued income		5,331
	Total of fair value and accrued income		398,582
	MARSHALL & ILSLEY BANK at fair value	(a)	367,629
	Accrued income		5,663
	Total of fair value and accrued income		373,292
	MBNA AMERICA BANK NA at fair value	(a)	1,385,061
	Accrued income		2,732
	Total of fair value and accrued income		1,387,793
	MELLON FUNDING CORP at fair value	(a)	1,001,634
	Accrued income		2,168
	Total of fair value and accrued income		1,003,802
	MIDLAND BANK PLC at fair value	(a)	759,381
	Accrued income		2,543
	Total of fair value and accrued income		761,924
	MORGAN JP & CO INC at fair value	(a)	510,211
	Accrued income		15,857
	Total of fair value and accrued income		526,068
	NATIONAL CITY BANK OF INDIANA at fair value	(a)	687,977
	Accrued income		14,995
	Total of fair value and accrued income		702,972
	NATIONWIDE BLDG SOCIETY 144A at fair value	(a)	310,266
	Accrued income		5,647
	Total of fair value and accrued income		315,913
	PNC FUNDING CORP at fair value	(a)	679,249
	Accrued income		7,816
	Total of fair value and accrued income		687,065
	POPULAR NORTH AMERICA INC at fair value	(a)	609,796
	Accrued income		6,057
	Total of fair value and accrued income		615,853
	RABOBANK NEDERLAND NV at fair value	(a)	550,794
	Accrued income		25,035
	Total of fair value and accrued income		575,829
	ROYAL BANK OF CANADA at fair value	(a)	730,450
	Accrued income		13,326
	Total of fair value and accrued income		743,776
	SCOTLAND INTL FIN NO 2 144A at fair value	(a)	278,233
	Accrued income		7,275
	Total of fair value and accrued income		285,508
	SUNTRUST BANKS at fair value	(a)	379,921
	Accrued income		4,442
	Total of fair value and accrued income		384,363

(Continued)

Schedule I

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issue, borrower, lessor, or similar party	Description of investment	Cost		Current value
	SUNTRUST BANKS INC at fair value	(a)	$	250,869
	Accrued income			6,315
	Total of fair value and accrued income			257,184
	SWEDISH EXPORT CREDIT at fair value	(a)		740,729
	Accrued income			6,534
	Total of fair value and accrued income			747,263
	US BANCORP at fair value	(a)		753,424
	Accrued income			17,645
	Total of fair value and accrued income			771,069
	WELLS FARGO & CO. at fair value	(a)		753,732
	Accrued income			14,527
	Total of fair value and accrued income			768,259
	WORLD SAVINGS BANK FSB at fair value	(a)		739,626
	Accrued income			9,543
	Total of fair value and accrued income			749,169
	DIAGEO CAPITAL PLC at fair value	(a)		1,219,118
	Accrued income			5,106
	Total of fair value and accrued income			1,224,224
	MASCO COPR at fair value	(a)		547,009
	Accrued income			9,614
	Total of fair value and accrued income			556,623
	PITNEY BOWES CREDIT CORP at fair value	(a)		808,074
	Accrued income			17,195
	Total of fair value and accrued income			825,269
	BSCMS 2005-PWR8 A2 at fair value	(a)		1,027,409
	Accrued income			3,925
	Total of fair value and accrued income			1,031,334
	CD 2005-CD1 ASB at fair value	(a)		810,951
	Accrued income			3,485
	Total of fair value and accrued income			814,436
	JPMCC 2005-LDP4 A1 at fair value	(a)		718,395
	Accrued income			2,781
	Total of fair value and accrued income			721,176
	LBUBS 2003-C8 A1 at fair value	(a)		770,532
	Accrued income			1,601
	Total of fair value and accrued income			772,133
	IBM CORP at fair value	(a)		619,433
	Accrued income			7,544
	Total of fair value and accrued income			626,977
	BERKSHIRE HATHAWAY FIN at fair value	(a)		886,541
	Accrued income			17,364
	Total of fair value and accrued income			903,905
	GENERAL ELECTRIC CAP at fair value	(a)		1,354,835
	Accrued income			46,355
	Total of fair value and accrued income			1,401,190
	GENERAL ELECTRIC CAPITAL CORP NT at fair value	(a)		271,833
	Accrued income			8,300
	Total of fair value and accrued income			280,133

(Continued)

Schedule I

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issue, borrower, lessor, or similar party	Description of investment	Cost		Current value
	HUTCHISON WHAMPO 144A at fair value	(a)	$	643,748
	Accrued income			18,106
	Total of fair value and accrued income			661,854
	UNITED TECHNOLOGIES CORP at fair value	(a)		275,131
	Accrued income			2,235
	Total of fair value and accrued income			277,366
	UNITED TECHNOLOGIES CORP at fair value	(a)		262,976
	Accrued income			1,355
	Total of fair value and accrued income			264,331
	GILLETTE COMPANY at fair value	(a)		244,431
	Accrued income			1,848
	Total of fair value and accrued income			246,279
	PROCTER & GAMBLE at fair value	(a)		544,155
	Accrued income			1,148
	Total of fair value and accrued income			545,303
	BOIT 2002 A3 A3 at fair value	(a)		736,070
	Accrued income			1,197
	Total of fair value and accrued income			737,267
	CABMT 2005-I A-I at fair value	(a)		629,811
	Accrued income			1,381
	Total of fair value and accrued income			631,192
	CCMIT 1999-2 A at fair value	(a)		1,289,521
	Accrued income			22,652
	Total of fair value and accrued income			1,312,173
	CHAIT 2005-A4 A4 at fair value	(a)		979,175
	Accrued income			1,881
	Total of fair value and accrued income			981,056
	CHEMT 1996-2 A at fair value	(a)		875,704
	Accrued income			2,326
	Total of fair value and accrued income			878,030
	CHEMT 1996-3 A at fair value	(a)		1,263,923
	Accrued income			3,940
	Total of fair value and accrued income			1,267,863
	GEMNT 2005-3 A at fair value	(a)		851,290
	Accrued income			1,607
	Total of fair value and accrued income			852,897
	HPLCC 2002 1 A at fair value	(a)		832,596
	Accrued income			2,018
	Total of fair value and accrued income			834,614
	MBNAM 1999-B A at fair value	(a)		1,885,457
	Accrued income			4,788
	Total of fair value and accrued income			1,890,245
	MBNAM 1999-J A at fair value	(a)		1,884,198
	Accrued income			5,447
	Total of fair value and accrued income			1,889,645
	MBAS 2005-A3 A3 at fair value	(a)		784,725
	Accrued income			1,470
	Total of fair value and accrued income			786,195

(Continued)

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issue, borrower, lessor, or similar party	Description of investment	Cost	Current value
	MAY DEPT STORES at fair value	(a)	$ 250,736
	Accrued income		6,003
	Total of fair value and accrued income		256,739
	DOW CHEMICAL at fair value	(a)	643,141
	Accrued income		17,212
	Total of fair value and accrued income		660,353
	PRAXAIR INC at fair value	(a)	629,755
	Accrued income		810
	Total of fair value and accrued income		630,565
	ABBOTT LABORATORIES at fair value	(a)	1,506,983
	Accrued income		42,205
	Total of fair value and accrued income		1,549,188
	GENENTECH (USA) at fair value	(a)	285,089
	Accrued income		5,780
	Total of fair value and accrued income		290,869
	CARNIVAL CORP at fair value	(a)	611,459
	Accrued income		2,996
	Total of fair value and accrued income		614,455
	CNH 2004-A A4B at fair value	(a)	181,891
	Accrued income		290
	Total of fair value and accrued income		182,181
	JDOT 2005-A A4 at fair value	(a)	736,342
	Accrued income		1,387
	Total of fair value and accrued income		737,729
	AMERICAN EXPRESS at fair value	(a)	753,634
	Accrued income		12,151
	Total of fair value and accrued income		765,785
	AMERICAN GENERAL FINANCE at fair value	(a)	493,214
	Accrued income		2,956
	Total of fair value and accrued income		496,170
	ARISTAR INC at fair value	(a)	922,381
	Accrued income		2,941
	Total of fair value and accrued income		925,322
	CIT GROUP at fair value	(a)	240,491
	Accrued income		6,242
	Total of fair value and accrued income		246,733
	CIT GROUP INC at fair value	(a)	424,895
	Accrued income		6,382
	Total of fair value and accrued income		431,277
	COUNTRYWIDE HOME LOAN at fair value	(a)	723,210
	Accrued income		9,113
	Total of fair value and accrued income		732,323
	EKSPORTSFINANS at fair value	(a)	501,278
	Accrued income		2,864
	Total of fair value and accrued income		504,142
	NATIONAL RURAL UTILITIES at fair value	(a)	770,299
	Accrued income		14,740
	Total of fair value and accrued income		785,039

(Continued)

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issue, borrower, lessor, or similar party	Description of investment	Cost		Current value
	SLM CORP at fair value	(a)	$	584,096
	Accrued income			11,071
	Total of fair value and accrued income			595,167
	SLM CORP at fair value	(a)		244,451
	Accrued income			5,065
	Total of fair value and accrued income			249,516
	GENERAL MILLS at fair value	(a)		489,883
	Accrued income			1,669
	Total of fair value and accrued income			491,552
	KRAFT FOODS at fair value	(a)		920,593
	Accrued income			7,114
	Total of fair value and accrued income			927,707
	SARA LEE CORP at fair value	(a)		998,199
	Accrued income			17,950
	Total of fair value and accrued income			1,016,149
	WM WRIGLEY JR CO at fair value	(a)		245,359
	Accrued income			4,989
	Total of fair value and accrued income			250,348
	INTL PAPER CO at fair value	(a)		430,824
	Accrued income			4,564
	Total of fair value and accrued income			435,388
	NORTHERN BORDER PIPLINE at fair value	(a)		381,270
	Accrued income			3,908
	Total of fair value and accrued income			385,178
	MEDTRONIC INC 144A at fair value	(a)		240,043
	Accrued income			3,157
	Total of fair value and accrued income			243,200
	UNITEDHEALTH GROUP INC. at fair value	(a)		725,963
	Accrued income			11,020
	Total of fair value and accrued income			736,983
	CFAB 2002-1 1A5 at fair value	(a)		332,551
	Accrued income			1,787
	Total of fair value and accrued income			334,338
	CFAB 2003-3 1A6 at fair value	(a)		423,324
	Accrued income			1,394
	Total of fair value and accrued income			424,718
	CFMSI 2003-4 AF3 at fair value	(a)		644,260
	Accrued income			1,754
	Total of fair value and accrued income			646,014
	CFMSI 2004-1 AF5 at fair value	(a)		584,455
	Accrued income			2,004
	Total of fair value and accrued income			586,459
	CWALT 2004-J5 1A6 at fair value	(a)		50,543
	Accrued income			237
	Total of fair value and accrued income			50,780
	CXHE 2004-B AF3 at fair value	(a)		791,081
	Accrued income			1,964
	Total of fair value and accrued income			793,045

(Continued)

Schedule I

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issue, borrower, lessor, or similar party	Description of investment	Cost		Current value
	NCHET 2005-A A4 at fair value	(a)	$	855,544
	Accrued income			1,368
	Total of fair value and accrued income			856,912
	RAMP 2004-RZ2 AI6 at fair value	(a)		246,229
	Accrued income			1,128
	Total of fair value and accrued income			247,357
	ACE LIMITED at fair value	(a)		626,533
	Accrued income			9,285
	Total of fair value and accrued income			635,818
	AFLAC INC at fair value	(a)		391,354
	Accrued income			5,148
	Total of fair value and accrued income			396,502
	AIF SUNAMERICA GLOBAL FINANCING 144A at fair v	(a)		751,000
	Accrued income			18,289
	Total of fair value and accrued income			769,289
	ALLSTATE CORP at fair value	(a)		753,799
	Accrued income			3,361
	Total of fair value and accrued income			757,160
	HARTFORD FINL SVCS GRP at fair value	(a)		276,577
	Accrued income			878
	Total of fair value and accrued income			277,455
	ING USA GLOBAL FUNDING at fair value	(a)		244,756
	Accrued income			3,095
	Total of fair value and accrued income			247,851
	JACKSON NATL LIFE GLOBAL FUND 144A at fair value	(a)		1,256,019
	Accrued income			19,331
	Total of fair value and accrued income			1,275,350
	JOHN HANCOCK GLOBAL FUNDING II 144A at fair valu	(a)		500,712
	Accrued income			10,699
	Total of fair value and accrued income			511,411
	LINCOLN NATIONAL CORP at fair value	(a)		879,074
	Accrued income			2,042
	Total of fair value and accrued income			881,116
	MARSH & MCLENNAN at fair value	(a)		294,468
	Accrued income			4,651
	Total of fair value and accrued income			299,119
	MASSMUTUAL GLOBAL FUNDING II 144A at fair value	(a)		425,134
	Accrued income			5,293
	Total of fair value and accrued income			430,427
	MASSMUTUAL GLOBAL FDG II 144A at fair value	(a)		507,890
	Accrued income			5,541
	Total of fair value and accrued income			513,431
	MBIA GLOBAL FUNDING LLC 144A at fair value	(a)		441,259
	Accrued income			1,115
	Total of fair value and accrued income			442,374
	METLIFE INC at fair value	(a)		590,174
	Accrued income			2,866
	Total of fair value and accrued income			593,040

(Continued)

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issue, borrower, lessor, or similar party	Description of investment	Cost	Current value
	MONUMENTAL GLOBAL FUNDING 144A at fair value	(a)	$ 1,000,984
	Accrued income		27,236
	Total of fair value and accrued income		1,028,220
	NATIONWIDE LIFE GLOBAL FDG 144A at fair value	(a)	729,099
	Accrued income		2,637
	Total of fair value and accrued income		731,736
	NEW YORK LIFE FLOBAL FDG 144A at fair value	(a)	340,369
	Accrued income		6,256
	Total of fair value and accrued income		346,625
	PRICOA GLOBAL FUNDING 144A at fair value	(a)	484,516
	Accrued income		9,687
	Total of fair value and accrued income		494,203
	PRINCIPAL LIFE GLOBAL 144A at fair value	(a)	251,001
	Accrued income		107
	Total of fair value and accrued income		251,108
	PRINCIPAL LIFE INC FNDG at fair value	(a)	238,241
	Accrued income		1,741
	Total of fair value and accrued income		239,982
	PROTECTIVE LIFE US FUNDING 144A at fair value	(a)	679,683
	Accrued income		14,987
	Total of fair value and accrued income		694,670
	ST PAUL COMPANIES INC at fair value	(a)	776,697
	Accrued income		13,042
	Total of fair value and accrued income		789,739
	TIAA GLOBAL MARKETS 144A at fair value	(a)	796,864
	Accrued income		13,255
	Total of fair value and accrued income		810,119
	BEAR STERNS at fair value	(a)	857,929
	Accrued income		12,871
	Total of fair value and accrued income		870,800
	CREDIT SUISSE USA INC at fair value	(a)	789,056
	Accrued income		5,872
	Total of fair value and accrued income		794,928
	FRANKLIN RESOURCES at fair value	(a)	650,428
	Accrued income		5,226
	Total of fair value and accrued income		655,654
	GOLDMAN SACHS GROUP INC. at fair value	(a)	800,491
	Accrued income		14,747
	Total of fair value and accrued income		815,238
	LEHMAN BROTHERS HOLDINGS at fair value	(a)	381,176
	Accrued income		9,379
	Total of fair value and accrued income		390,555
	LEHMAN BROTHERS HOLDINGS at fair value	(a)	486,546
	Accrued income		9,094
	Total of fair value and accrued income		495,640
	MERRILL LYNCH & CO at fair value	(a)	718,520
	Accrued income		10,812
	Total of fair value and accrued income		729,332

(Continued)

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issue, borrower, lessor, or similar party	Description of investment	Cost	Current value
	MORGAN STANLEY at fair value	(a)	$ 721,364
	Accrued income		13,839
	Total of fair value and accrued income		735,203
	CATEPILLAR FINANCIAL SERVICES CORP at fair value	(a)	698,488
	Accrued income		8,438
	Total of fair value and accrued income		706,926
	JOHN DEERE CAPITAL CORP at fair value	(a)	752,119
	Accrued income		7,690
	Total of fair value and accrued income		759,809
	EW SCRIPPS CO at fair value	(a)	481,414
	Accrued income		60
	Total of fair value and accrued income		481,474
	GANNETT CO INC at fair value	(a)	258,925
	Accrued income		3,986
	Total of fair value and accrued income		262,911
	ALCOA INC at fair value	(a)	742,987
	Accrued income		12,047
	Total of fair value and accrued income		755,034
	BHP FINANCE USA at fair value	(a)	990,573
	Accrued income		5,882
	Total of fair value and accrued income		996,455
	RIO TINTO FIN USA LTD at fair value	(a)	362,559
	Accrued income		2,557
	Total of fair value and accrued income		365,116
	FHLMC 15YR GOLD E0-0584 at fair value	(a)	24,472
	Accrued income		120
	Total of fair value and accrued income		24,592
	FHLMC 15YR GOLD E7-4373 at fair value	(a)	40,807
	Accrued income		201
	Total of fair value and accrued income		41,008
	FHLMC 15YR GOLD E6-8269 at fair value	(a)	13,542
	Accrued income		66
	Total of fair value and accrued income		13,608
	FHLMC 15YR GOLD E7-4577 at fair value	(a)	9,537
	Accrued income		47
	Total of fair value and accrued income		9,584
	FHLMC 15YR GOLD G1-1557 at fair value	(a)	893,911
	Accrued income		4,379
	Total of fair value and accrued income		898,290
	FHLMC 15YR GOLD G1-1767 at fair value	(a)	600,759
	Accrued income		2,736
	Total of fair value and accrued income		603,495
	FHLMC 15YR GOLD E0-1140 at fair value	(a)	278,322
	Accrued income		1,364
	Total of fair value and accrued income		279,686
	FHLMC 15YR GOLD A4-6718 at fair value	(a)	292,588
	Accrued income		1,166
	Total of fair value and accrued income		293,754

(Continued)

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issue, borrower, lessor, or similar party	Description of investment	Cost	Current value
	FHLMC 15 YR GOL A3-7107 at fair value	(a)	$ 293,272
	Accrued income		1,169
	Total of fair value and accrued income		294,441
	FNMA 15YR 482540 at fair value	(a)	12,880
	Accrued income		63
	Total of fair value and accrued income		12,943
	FNMA 15YR 483928 at fair value	(a)	2,101
	Accrued income		10
	Total of fair value and accrued income		2,111
	FNMA 15YR 444909 at fair value	(a)	17,670
	Accrued income		86
	Total of fair value and accrued income		17,756
	FNMA 15YR 252345 at fair value	(a)	25,892
	Accrued income		127
	Total of fair value and accrued income		26,019
	FNMA 15YR 485663 at fair value	(a)	47,764
	Accrued income		234
	Total of fair value and accrued income		47,998
	HDMOT 2003-4 A2 at fair value	(a)	364,527
	Accrued income		449
	Total of fair value and accrued income		364,976
	HDMOT 2004-1 A2 at fair value	(a)	796,686
	Accrued income		928
	Total of fair value and accrued income		797,614
	FANNIE MAE at fair value	(a)	1,652,347
	Accrued income		22,387
	Total of fair value and accrued income		1,674,734
	FEDERAL FARM CREDIT BANK at fair value	(a)	1,535,636
	Accrued income		13,612
	Total of fair value and accrued income		1,549,248
	FREDDIE MAC at fair value	(a)	2,035,702
	Accrued income		47,283
	Total of fair value and accrued income		2,082,985
	BP CANADA FINANCE BV at fair value	(a)	524,462
	Accrued income		3,075
	Total of fair value and accrued income		527,537
	CHEVRONTEXACO CAPITAL COMPANY at fair value	(a)	1,470,639
	Accrued income		15,173
	Total of fair value and accrued income		1,485,812
	OCCIDENTAL PETROLEUM CORP at fair value	(a)	609,503
	Accrued income		7,824
	Total of fair value and accrued income		617,327
	GNR 2004-103 A at fair value	(a)	934,000
	Accrued income		3,090
	Total of fair value and accrued income		937,090
	GNR 2004-77A at fair value	(a)	873,799
	Accrued income		2,566
	Total of fair value and accrued income		876,365

(Continued)

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issue, borrower, lessor, or similar party	Description of investment	Cost		Current value
	GNR 2004-77AB at fair value	(a)	$	814,116
	Accrued income			3,053
	Total of fair value and accrued income			817,169
	GNR 2004-97 B at fair value	(a)		1,200,135
	Accrued income			4,390
	Total of fair value and accrued income			1,204,525
	GNR 2005-10 B at fair value	(a)		969,577
	Accrued income			3,671
	Total of fair value and accrued income			973,248
	GNR 2005-87 A at fair value	(a)		491,754
	Accrued income			1,849
	Total of fair value and accrued income			493,603
	GNR 2005-9 AB at fair value	(a)		959,448
	Accrued income			3,685
	Total of fair value and accrued income			963,133
	DONNELLEY RR & SONS at fair value	(a)		316,456
	Accrued income			3,130
	Total of fair value and accrued income			319,586
	CAMDEN PROPERTY TRUST at fair value	(a)		241,450
	Accrued income			5,045
	Total of fair value and accrued income			246,495
	SIMON PROPERTY GORUP LP 144A at fair value	(a)		289,917
	Accrued income			2,001
	Total of fair value and accrued income			291,918
	YUM! BRANDS INC at fair value	(a)		395,654
	Accrued income			3,667
	Total of fair value and accrued income			399,321
	COSTCO WHOLESALE CORP at fair value	(a)		566,790
	Accrued income			9,113
	Total of fair value and accrued income			575,903
	TARGET CORP at fair value	(a)		670,021
	Accrued income			9,130
	Total of fair value and accrued income			679,151
	WAL-MART STORES INC at fair value	(a)		747,377
	Accrued income			15,410
	Total of fair value and accrued income			762,787
	US CENTRAL CREDIT UNION at fair value	(a)		762,484
	Accrued income			1,895
	Total of fair value and accrued income			764,379
	HOME DEPOT INC at fair value	(a)		712,049
	Accrued income			8,146
	Total of fair value and accrued income			720,195
	LOWES COMPANIES INC at fair value	(a)		317,105
	Accrued income			1,926
	Total of fair value and accrued income			319,031
	BECO 1999-1 A5 at fair value	(a)		1,196,797
	Accrued income			23,296
	Total of fair value and accrued income			1,220,093

(Continued)

Schedule I

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issue, borrower, lessor, or similar party	Description of investment	Cost		Current value
	CISDG 1997-1 A6 at fair value	(a)	$	91,942
	Accrued income			96
	Total of fair value and accrued income			92,038
	COMED 1998-1 A6 at fair value	(a)		450,215
	Accrued income			420
	Total of fair value and accrued income			450,635
	COMED 1998-1 A7 at fair value	(a)		1,146,073
	Accrued income			1,077
	Total of fair value and accrued income			1,147,150
	CPL 2002-1 A2 at fair value	(a)		271,338
	Accrued income			6,260
	Total of fair value and accrued income			277,598
	DESF 2001-1 A5 at fair value	(a)		1,083,652
	Accrued income			21,382
	Total of fair value and accrued income			1,105,034
	IPST 1998-1 A6 at fair value	(a)		691,210
	Accrued income			634
	Total of fair value and accrued income			691,844
	PECO 1999-A A7 at fair value	(a)		770,081
	Accrued income			15,331
	Total of fair value and accrued income			785,412
	PPL 1999-1 A8 at fair value	(a)		786,828
	Accrued income			894
	Total of fair value and accrued income			787,722
	PPL 99-1 A 7 at fair value	(a)		1,139,884
	Accrued income			1,315
	Total of fair value and accrued income			1,141,199
	PSNH 2001 E A2 at fair value	(a)		388,799
	Accrued income			3,662
	Total of fair value and accrued income			392,461
	RMLT 2001-1 A2 at fair value	(a)		1,123,828
	Accrued income			15,801
	Total of fair value and accrued income			1,139,629
	SAFEWAY INC at fair value	(a)		751,834
	Accrued income			15,381
	Total of fair value and accrued income			767,215
	BELLSOUTH CORP at fair value	(a)		1,000,424
	Accrued income			10,560
	Total of fair value and accrued income			1,010,984
	TELEFONDOS DE MEXICO SA at fair value	(a)		133,919
	Accrued income			716
	Total of fair value and accrued income			134,635
	TELEFONDOS DE MEXICO SA at fair value	(a)		244,833
	Accrued income			5,057
	Total of fair value and accrued income			249,890
	VERIZON GLOBAL FDG CORP at fair value	(a)		507,910
	Accrued income			1,362
	Total of fair value and accrued income			509,272

(Continued)

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issue, borrower, lessor, or similar party	Description of investment	Cost		Current value
	ERAC USA FIN ENT 144A at fair value	(a)	$	816,738
	Accrued income			6,881
	Total of fair value and accrued income			823,619
	US TREASURY NT/BD at fair value	(a)		1,536,082
	Accrued income			8,556
	Total of fair value and accrued income			1,544,638
	CONSOLIDATED EDISON INC at fair value	(a)		747,685
	Accrued income			1,567
	Total of fair value and accrued income			749,252
	ENTERGY MISSISSIPPI INC at fair value	(a)		441,070
	Accrued income			4,896
	Total of fair value and accrued income			445,966
	FPL GROUP CAPITAL at fair value	(a)		535,620
	Accrued income			3,884
	Total of fair value and accrued income			539,504
	PEDERNALES ELECTRIC CORP 144A at fair value	(a)		505,687
	Accrued income			2,691
	Total of fair value and accrued income			508,378
	PPL ELECTRIC CORP 144A at fair value	(a)		942,722
	Accrued income			20,649
	Total of fair value and accrued income			963,371
	VIRGINIA ELECTRIC & POWER at fair value	(a)		1,002,615
	Accrued income			14,540
	Total of fair value and accrued income			1,017,155
	Cash	(a)		27,207
	* State Street short term investment fund	(a)		3,009,109
	Rabobank 100301			162,545,162
	Wrapper agreement +/(-)			1,893,175
	Rabobank 100301	(a)		164,438,337
Union Bank of Switzerland	Union Bank 3020:			
	FHL ARM 1B-0527 at fair value	(a)		164,588
	Accrued income			626
	Total of fair value and accrued income			165,214
	FNARM 661549 at fair value	(a)		131,983
	Accrued income			491
	Total of fair value and accrued income			132,474
	GENERAL DYNAMICS CORP at fair value	(a)		787,400
	Accrued income			13,598
	Total of fair value and accrued income			800,998
	FHR 2571MB at fair value	(a)		52,651
	Accrued income			198
	Total of fair value and accrued income			52,849
	FHR 2681 PC at fair value	(a)		869,907
	Accrued income			3,645
	Total of fair value and accrued income			873,552

(Continued)

Schedule I

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issue, borrower, lessor, or similar party	Description of investment	Cost		Current value
	FHR 2750 KP at fair value	(a)	$	876,121
	Accrued income			3,020
	Total of fair value and accrued income			879,141
	FHR 2864 LC at fair value	(a)		1,239,262
	Accrued income			5,207
	Total of fair value and accrued income			1,244,469
	FHR 2866 XE at fair value	(a)		1,175,360
	Accrued income			4,166
	Total of fair value and accrued income			1,179,526
	FHR 2872 YB at fair value	(a)		998,958
	Accrued income			4,166
	Total of fair value and accrued income			1,003,124
	FHR 2934 NB at fair value	(a)		988,690
	Accrued income			4,166
	Total of fair value and accrued income			992,856
	FNR 2002 43 A at fair value	(a)		42,221
	Accrued income			211
	Total of fair value and accrued income			42,432
	FNR 2003-8 OB at fair value	(a)		744,629
	Accrued income			2,812
	Total of fair value and accrued income			747,441
	FNR 2003-92 NM at fair value	(a)		730,659
	Accrued income			2,187
	Total of fair value and accrued income			732,846
	FNR 2004-49 QY at fair value	(a)		374,756
	Accrued income			1,718
	Total of fair value and accrued income			376,474
	FNR 2005-15 EA at fair value	(a)		747,089
	Accrued income			3,124
	Total of fair value and accrued income			750,213
	FNR 2005-57 PA at fair value	(a)		1,455,033
	Accrued income			6,625
	Total of fair value and accrued income			1,461,658
	GNR 2004-47 QV at fair value	(a)		437,684
	Accrued income			2,120
	Total of fair value and accrued income			439,804
	GNR 2004-79 PA at fair value	(a)		371,490
	Accrued income			1,562
	Total of fair value and accrued income			373,052
	MVCOT 2005-2 A 144A at fair value	(a)		376,070
	Accrued income			1,644
	Total of fair value and accrued income			377,714

(Continued)

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issue, borrower, lessor, or similar party	Description of investment	Cost		Current value
	BOAST 2003-1 A4 at fair value	(a)	$	391,353
	Accrued income			297
	Total of fair value and accrued income			391,650
	CARAT 2004-1 A4 at fair value	(a)		776,435
	Accrued income			939
	Total of fair value and accrued income			777,374
	CARMAX 2004-2 A4 at fair value	(a)		974,232
	Accrued income			1,538
	Total of fair value and accrued income			975,770
	CMAOT 2003-A A4 at fair value	(a)		554,851
	Accrued income			521
	Total of fair value and accrued income			555,372
	GSALT 2004-1 A4 at fair value	(a)		244,196
	Accrued income			294
	Total of fair value and accrued income			244,490
	HAROT 2002-4 A4 at fair value	(a)		604,546
	Accrued income			729
	Total of fair value and accrued income			605,275
	HAROT 2003-4 A4 at fair value	(a)		392,852
	Accrued income			496
	Total of fair value and accrued income			393,348
	HAROT 2004-3 A4 at fair value	(a)		482,402
	Accrued income			592
	Total of fair value and accrued income			482,994
	HART 2003-A A4 at fair value	(a)		945,003
	Accrued income			1,300
	Total of fair value and accrued income			946,303
	HERTZ 2004-1 144A at fair value	(a)		850,021
	Accrued income			347
	Total of fair value and accrued income			850,368
	MILT 2003-1 A4 at fair value	(a)		640,290
	Accrued income			595
	Total of fair value and accrued income			640,885
	MSALT 2004-HB2 A4 at fair value	(a)		242,766
	Accrued income			384
	Total of fair value and accrued income			243,150
	NAROT 2003-A A4 at fair value	(a)		232,945
	Accrued income			274
	Total of fair value and accrued income			233,219
	NAROT 2004-A A4 at fair value	(a)		945,772
	Accrued income			1,196
	Total of fair value and accrued income			946,968

(Continued)

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issue, borrower, lessor, or similar party	Description of investment	Cost	Current value
	NAVOT 2003-A A4 at fair value	(a)	$ 1,721,494
	Accrued income		1,742
	Total of fair value and accrued income		1,723,236
	NAVOT 2004-A A4 at fair value	(a)	946,114
	Accrued income		1,122
	Total of fair value and accrued income		947,236
	NAVOT 2004-B A4 at fair value	(a)	242,096
	Accrued income		392
	Total of fair value and accrued income		242,488
	NCART 2004-A A4 at fair value	(a)	775,498
	Accrued income		1,024
	Total of fair value and accrued income		776,522
	ONYX 2004-C A4 at fair value	(a)	243,905
	Accrued income		389
	Total of fair value and accrued income		244,294
	RART 2003-2 A4 at fair value	(a)	745,155
	Accrued income		1,040
	Total of fair value and accrued income		746,195
	TAROT 2004-A A4 at fair value	(a)	847,607
	Accrued income		1,154
	Total of fair value and accrued income		848,761
	USAOT 2004-1 A4 at fair value	(a)	801,465
	Accrued income		979
	Total of fair value and accrued income		802,444
	VALET 2003-2 A4 at fair value	(a)	731,274
	Accrued income		674
	Total of fair value and accrued income		731,948
	VALET 2005-1 A4 at fair value	(a)	375,231
	Accrued income		564
	Total of fair value and accrued income		375,795
	VWALT 2005-A A4 at fair value	(a)	489,946
	Accrued income		602
	Total of fair value and accrued income		490,548
	VWALT 2003-1 A4 at fair value	(a)	729,369
	Accrued income		860
	Total of fair value and accrued income		730,229
	WALT 2004-1 A4 at fair value	(a)	729,527
	Accrued income		1,086
	Total of fair value and accrued income		730,613
	WESTO 2004-4 A4 at fair value	(a)	931,800
	Accrued income		1,287
	Total of fair value and accrued income		933,087

(Continued)

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issue, borrower, lessor, or similar party	Description of investment	Cost		Current value
	WOART 2002-A A4 at fair value	(a)	$	626,616
	Accrued income			1,132
	Total of fair value and accrued income			627,748
	American Honda Finance 144A at fair value	(a)		758,976
	Accrued income			5,358
	Total of fair value and accrued income			764,334
	DaimlerChrysler NA HLDG CORP at fair value	(a)		625,380
	Accrued income			20,513
	Total of fair value and accrued income			645,893
	Toyota Motor Credit Corp at fair value	(a)		244,545
	Accrued income			2,866
	Total of fair value and accrued income			247,411
	Toyota Motor Credit Corp 5.650 at fair value	(a)		327,582
	Accrued income			8,466
	Total of fair value and accrued income			336,048
	ABN AMRO BK N V CHICAGO at fair value	(a)		1,402,072
	Accrued income			871
	Total of fair value and accrued income			1,402,943
	BB&T CORP at fair value	(a)		381,841
	Accrued income			9,626
	Total of fair value and accrued income			391,467
	BANK OF AMERICA CORP SUB NT at fair value	(a)		829,890
	Accrued income			22,096
	Total of fair value and accrued income			851,986
	BANK ONE CORP at fair value	(a)		828,841
	Accrued income			64
	Total of fair value and accrued income			828,905
	COMPASS BANK at fair value	(a)		349,670
	Accrued income			3,733
	Total of fair value and accrued income			353,403
	FIFTH THIRD BANK at fair value	(a)		440,529
	Accrued income			5,095
	Total of fair value and accrued income			445,624
	FIRST UNION CORP at fair value	(a)		251,057
	Accrued income			5,152
	Total of fair value and accrued income			256,209
	HSBC AMERICAS INC at fair value	(a)		355,343
	Accrued income			4,083
	Total of fair value and accrued income			359,426
	HUNTINGTON NATIONAL BANK at fair value	(a)		716,445
	Accrued income			94
	Total of fair value and accrued income			716,539

(Continued)

Schedule I

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issue, borrower, lessor, or similar party	Description of investment	Cost		Current value
	ISLANDBANKI HF 144A at fair value	(a)	$	246,163
	Accrued income			2,836
	Total of fair value and accrued income			248,999
	LANDWIRTSH RENTENBANK at fair value	(a)		679,248
	Accrued income			7,985
	Total of fair value and accrued income			687,233
	M&I MARSHALL & ILSLEY BANK at fair value	(a)		393,024
	Accrued income			5,328
	Total of fair value and accrued income			398,352
	MARSHALL & ILSLEY BANK at fair value	(a)		367,418
	Accrued income			5,659
	Total of fair value and accrued income			373,077
	MBNA AMERICA BANK NA at fair value	(a)		1,384,264
	Accrued income			2,730
	Total of fair value and accrued income			1,386,994
	MELLON FUNDING CORP at fair value	(a)		1,001,058
	Accrued income			2,166
	Total of fair value and accrued income			1,003,224
	MIDLAND BANK PLC at fair value	(a)		758,945
	Accrued income			2,541
	Total of fair value and accrued income			761,486
	MORGAN JP & CO INC at fair value	(a)		509,917
	Accrued income			15,848
	Total of fair value and accrued income			525,765
	NATIONAL CITY BANK OF INDIANA at fair value	(a)		687,581
	Accrued income			14,986
	Total of fair value and accrued income			702,567
	NATIONWIDE BLDG SOCIETY 144A at fair value	(a)		310,087
	Accrued income			5,644
	Total of fair value and accrued income			315,731
	PNC FUNDING CORP at fair value	(a)		678,858
	Accrued income			7,811
	Total of fair value and accrued income			686,669
	POPULAR NORTH AMERICA INC at fair value	(a)		609,445
	Accrued income			6,054
	Total of fair value and accrued income			615,499
	RABOBANK NEDERLAND NV at fair value	(a)		550,476
	Accrued income			25,021
	Total of fair value and accrued income			575,497
	ROYAL BANK OF CANADA at fair value	(a)		730,029
	Accrued income			13,318
	Total of fair value and accrued income			743,347

(Continued)

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issue, borrower, lessor, or similar party	Description of investment	Cost		Current value
	SCOTLAND INTL FIN NO 2 144A at fair value	(a)	$	278,072
	Accrued income			7,271
	Total of fair value and accrued income			285,343
	SUNTRUST BANKS at fair value	(a)		379,703
	Accrued income			4,439
	Total of fair value and accrued income			384,142
	SUNTRUST BANKS INC at fair value	(a)		250,725
	Accrued income			6,311
	Total of fair value and accrued income			257,036
	SWEDISH EXPORT CREDIT at fair value	(a)		740,303
	Accrued income			6,530
	Total of fair value and accrued income			746,833
	US BANCORP at fair value	(a)		752,991
	Accrued income			17,634
	Total of fair value and accrued income			770,625
	WELLS FARGO & CO. at fair value	(a)		753,298
	Accrued income			14,518
	Total of fair value and accrued income			767,816
	WORLD SAVINGS BANK FSB at fair value	(a)		739,201
	Accrued income			9,537
	Total of fair value and accrued income			748,738
	DIAGEO CAPITAL PLC at fair value	(a)		1,218,416
	Accrued income			5,103
	Total of fair value and accrued income			1,223,519
	MASCO COPR at fair value	(a)		546,694
	Accrued income			9,608
	Total of fair value and accrued income			556,302
	PITNEY BOWES CREDIT CORP at fair value	(a)		807,608
	Accrued income			17,185
	Total of fair value and accrued income			824,793
	BSCMS 2005-PWR8 A2 at fair value	(a)		1,026,818
	Accrued income			3,923
	Total of fair value and accrued income			1,030,741
	CD 2005-CD1 ASB at fair value	(a)		810,485
	Accrued income			3,483
	Total of fair value and accrued income			813,968
	JPMCC 2005-LDP4 A1 at fair value	(a)		717,982
	Accrued income			2,779
	Total of fair value and accrued income			720,761
	LBUBS 2003-C8 A1 at fair value	(a)		770,088
	Accrued income			1,600
	Total of fair value and accrued income			771,688

(Continued)

Schedule I

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issue, borrower, lessor, or similar party	Description of investment	Cost		Current value
	IBM CORP at fair value	(a)	$	619,076
	Accrued income			7,540
	Total of fair value and accrued income			626,616
	BERKSHIRE HATHAWAY FIN at fair value	(a)		886,031
	Accrued income			17,354
	Total of fair value and accrued income			903,385
	GENERAL ELECTRIC CAP at fair value	(a)		1,354,054
	Accrued income			46,329
	Total of fair value and accrued income			1,400,383
	GENERAL ELECTRIC CAPITAL CORP NT at fair value	(a)		271,676
	Accrued income			8,295
	Total of fair value and accrued income			279,971
	HUTCHISON WHAMPO 144A at fair value	(a)		643,377
	Accrued income			18,096
	Total of fair value and accrued income			661,473
	UNITED TECHNOLOGIES CORP at fair value	(a)		274,972
	Accrued income			2,234
	Total of fair value and accrued income			277,206
	UNITED TECHNOLOGIES CORP at fair value	(a)		262,825
	Accrued income			1,354
	Total of fair value and accrued income			264,179
	GILLETTE COMPANY at fair value	(a)		244,290
	Accrued income			1,847
	Total of fair value and accrued income			246,137
	PROCTER & GAMBLE at fair value	(a)		543,841
	Accrued income			1,148
	Total of fair value and accrued income			544,989
	BOIT 2002 A3 A3 at fair value	(a)		735,646
	Accrued income			1,196
	Total of fair value and accrued income			736,842
	CABMT 2005-1 A-I at fair value	(a)		629,448
	Accrued income			1,380
	Total of fair value and accrued income			630,828
	CCMIT 1999-2 A at fair value	(a)		1,288,779
	Accrued income			22,639
	Total of fair value and accrued income			1,311,418
	CHAIT 2005-A4 A4 at fair value	(a)		978,611
	Accrued income			1,880
	Total of fair value and accrued income			980,491
	CHEMT 1996-2 A at fair value	(a)		875,200
	Accrued income			2,325
	Total of fair value and accrued income			877,525

(Continued)

Schedule I

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issue, borrower, lessor, or similar party	Description of investment	Cost		Current value
	CHEMT 1996-3 A at fair value	(a)	$	1,263,195
	Accrued income			3,938
	Total of fair value and accrued income			1,267,133
	GEMNT 2005-3 A at fair value	(a)		850,800
	Accrued income			1,606
	Total of fair value and accrued income			852,406
	HPLCC 2002 1 A at fair value	(a)		832,117
	Accrued income			2,016
	Total of fair value and accrued income			834,133
	MBNAM 1999-B A at fair value	(a)		1,884,371
	Accrued income			4,785
	Total of fair value and accrued income			1,889,156
	MBNAM 1999-J A at fair value	(a)		1,883,113
	Accrued income			5,444
	Total of fair value and accrued income			1,888,557
	MBAS 2005-A3 A3 at fair value	(a)		784,274
	Accrued income			1,469
	Total of fair value and accrued income			785,743
	MAY DEPT STORES at fair value	(a)		250,592
	Accrued income			5,999
	Total of fair value and accrued income			256,591
	DOW CHEMICAL at fair value	(a)		642,771
	Accrued income			17,202
	Total of fair value and accrued income			659,973
	PRAXAIR INC at fair value	(a)		629,392
	Accrued income			810
	Total of fair value and accrued income			630,202
	ABBOTT LABORATORIES at fair value	(a)		1,506,116
	Accrued income			42,180
	Total of fair value and accrued income			1,548,296
	GENENTECH (USA) at fair value	(a)		284,926
	Accrued income			5,776
	Total of fair value and accrued income			290,702
	CARNIVAL CORP at fair value	(a)		611,108
	Accrued income			2,994
	Total of fair value and accrued income			614,102
	CNH 2004-A A4B at fair value	(a)		181,786
	Accrued income			290
	Total of fair value and accrued income			182,076
	JDOT 2005-A A4 at fair value	(a)		735,918
	Accrued income			1,386
	Total of fair value and accrued income			737,304

(Continued)

Schedule I

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issue, borrower, lessor, or similar party	Description of investment	Cost		Current value
	AMERICAN EXPRESS at fair value	(a)	$	753,200
	Accrued income			12,144
	Total of fair value and accrued income			765,344
	AMERICAN GENERAL FINANCE at fair value	(a)		492,931
	Accrued income			2,954
	Total of fair value and accrued income			495,885
	ARISTAR INC at fair value	(a)		921,849
	Accrued income			2,940
	Total of fair value and accrued income			924,789
	CIT GROUP at fair value	(a)		240,352
	Accrued income			6,239
	Total of fair value and accrued income			246,591
	CIT GROUP INC at fair value	(a)		424,651
	Accrued income			6,378
	Total of fair value and accrued income			431,029
	COUNTRYWIDE HOME LOAN at fair value	(a)		722,793
	Accrued income			9,108
	Total of fair value and accrued income			731,901
	EKSPORTSFINANS at fair value	(a)		500,988
	Accrued income			2,863
	Total of fair value and accrued income			503,851
	NATIONAL RURAL UTILITIES at fair value	(a)		769,855
	Accrued income			14,732
	Total of fair value and accrued income			784,587
	SLM CORP at fair value	(a)		583,759
	Accrued income			11,065
	Total of fair value and accrued income			594,824
	SLM CORP at fair value	(a)		244,310
	Accrued income			5,062
	Total of fair value and accrued income			249,372
	GENERAL MILLS at fair value	(a)		489,601
	Accrued income			1,668
	Total of fair value and accrued income			491,269
	KRAFT FOODS at fair value	(a)		920,063
	Accrued income			7,110
	Total of fair value and accrued income			927,173
	SARA LEE CORP at fair value	(a)		997,624
	Accrued income			17,940
	Total of fair value and accrued income			1,015,564
	WM WRIGLEY JR CO at fair value	(a)		245,218
	Accrued income			4,986
	Total of fair value and accrued income			250,204

(Continued)

Schedule I

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issue, borrower, lessor, or similar party	Description of investment	Cost		Current value
	INTL PAPER CO at fair value	(a)	$	430,575
	Accrued income			4,562
	Total of fair value and accrued income			435,137
	NORTHERN BORDER PIPLINE at fair value	(a)		381,050
	Accrued income			3,906
	Total of fair value and accrued income			384,956
	MEDTRONIC INC 144A at fair value	(a)		239,904
	Accrued income			3,156
	Total of fair value and accrued income			243,060
	UNITEDHEALTH GROUP INC. at fair value	(a)		725,545
	Accrued income			11,014
	Total of fair value and accrued income			736,559
	CFAB 2002-1 1A5 at fair value	(a)		332,359
	Accrued income			1,786
	Total of fair value and accrued income			334,145
	CFAB 2003-3 1A6 at fair value	(a)		423,080
	Accrued income			1,394
	Total of fair value and accrued income			424,474
	CFMSI 2003-4 AF3 at fair value	(a)		643,890
	Accrued income			1,753
	Total of fair value and accrued income			645,643
	CFMSI 2004-1 AF5 at fair value	(a)		584,118
	Accrued income			2,003
	Total of fair value and accrued income			586,121
	CWALT 2004-J5 1A6 at fair value	(a)		50,514
	Accrued income			237
	Total of fair value and accrued income			50,751
	CXHE 2004-B AF3 at fair value	(a)		790,625
	Accrued income			1,963
	Total of fair value and accrued income			792,588
	NCHET 2005-A A4 at fair value	(a)		855,052
	Accrued income			1,367
	Total of fair value and accrued income			856,419
	RAMP 2004-RZ2 AI6 at fair value	(a)		246,088
	Accrued income			1,127
	Total of fair value and accrued income			247,215
	ACE LIMITED at fair value	(a)		626,172
	Accrued income			9,280
	Total of fair value and accrued income			635,452
	AFLAC INC at fair value	(a)		391,129
	Accrued income			5,145
	Total of fair value and accrued income			396,274

(Continued)

Schedule I

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issue, borrower, lessor, or similar party	Description of investment	Cost		Current value
	AIF SUNAMERICA GLOBAL FINANCING 144A at fair v	(a)	$	750,568
	Accrued income			18,278
	Total of fair value and accrued income			768,846
	ALLSTATE CORP at fair value	(a)		753,365
	Accrued income			3,359
	Total of fair value and accrued income			756,724
	HARTFORD FINL SVCS GRP at fair value	(a)		276,417
	Accrued income			878
	Total of fair value and accrued income			277,295
	ING USA GLOBAL FUNDING at fair value	(a)		244,616
	Accrued income			3,093
	Total of fair value and accrued income			247,709
	JACKSON NATL LIFE GLOBAL FUND 144A at fair value	(a)		1,255,296
	Accrued income			19,320
	Total of fair value and accrued income			1,274,616
	JOHN HANCOCK GLOBAL FUNDING II 144A at fair valı	(a)		500,424
	Accrued income			10,693
	Total of fair value and accrued income			511,117
	LINCOLN NATIONAL CORP at fair value	(a)		878,568
	Accrued income			2,041
	Total of fair value and accrued income			880,609
	MARSH & MCLENNAN at fair value	(a)		294,299
	Accrued income			4,648
	Total of fair value and accrued income			298,947
	MASSMUTUAL GLOBAL FUNDING II 144A at fair value	(a)		424,889
	Accrued income			5,290
	Total of fair value and accrued income			430,179
	MASSMUTUAL GLOBAL FDG II 144A at fair value	(a)		507,598
	Accrued income			5,538
	Total of fair value and accrued income			513,136
	MBIA GLOBAL FUNDING LLC 144A at fair value	(a)		441,005
	Accrued income			1,114
	Total of fair value and accrued income			442,119
	METLIFE INC at fair value	(a)		589,834
	Accrued income			2,864
	Total of fair value and accrued income			592,698
	MONUMENTAL GLOBAL FUNDING 144A at fair value	(a)		1,000,408
	Accrued income			27,220
	Total of fair value and accrued income			1,027,628
	NATIONWIDE LIFE GLOBAL FDG 144A at fair value	(a)		728,680
	Accrued income			2,635
	Total of fair value and accrued income			731,315

(Continued)

Schedule I

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issue, borrower, lessor, or similar party	Description of investment	Cost		Current value
	NEW YORK LIFE FLOBAL FDG 144A at fair value	(a)	$	340,173
	Accrued income			6,253
	Total of fair value and accrued income			346,426
	PRICOA GLOBAL FUNDING 144A at fair value	(a)		484,236
	Accrued income			9,682
	Total of fair value and accrued income			493,918
	PRINCIPAL LIFE GLOBAL 144A at fair value	(a)		250,857
	Accrued income			107
	Total of fair value and accrued income			250,964
	PRINCIPAL LIFE INC FNDG at fair value	(a)		238,104
	Accrued income			1,740
	Total of fair value and accrued income			239,844
	PROTECTIVE LIFE US FUNDING 144A at fair value	(a)		679,291
	Accrued income			14,979
	Total of fair value and accrued income			694,270
	ST PAUL COMPANIES INC at fair value	(a)		776,250
	Accrued income			13,034
	Total of fair value and accrued income			789,284
	TIAA GLOBAL MARKETS 144A at fair value	(a)		796,405
	Accrued income			13,248
	Total of fair value and accrued income			809,653
	BEAR STERNS at fair value	(a)		857,436
	Accrued income			12,863
	Total of fair value and accrued income			870,299
	CREDIT SUISSE USA INC at fair value	(a)		788,602
	Accrued income			5,869
	Total of fair value and accrued income			794,471
	FRANKLIN RESOURCES at fair value	(a)		650,053
	Accrued income			5,223
	Total of fair value and accrued income			655,276
	GOLDMAN SACHS GROUP INC. at fair value	(a)		800,029
	Accrued income			14,739
	Total of fair value and accrued income			814,768
	LEHMAN BROTHERS HOLDINGS at fair value	(a)		380,957
	Accrued income			9,373
	Total of fair value and accrued income			390,330
	LEHMAN BROTHERS HOLDINGS at fair value	(a)		486,266
	Accrued income			9,089
	Total of fair value and accrued income			495,355
	MERRILL LYNCH & CO at fair value	(a)		718,107
	Accrued income			10,805
	Total of fair value and accrued income			728,912

(Continued)

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issue, borrower, lessor, or similar party	Description of investment	Cost		Current value
	MORGAN STANLEY at fair value	(a)	$	720,948
	Accrued income			13,831
	Total of fair value and accrued income			734,779
	CATEPILLAR FINANCIAL SERVICES CORP at fair value	(a)		698,086
	Accrued income			8,433
	Total of fair value and accrued income			706,519
	JOHN DEERE CAPITAL CORP at fair value	(a)		751,686
	Accrued income			7,686
	Total of fair value and accrued income			759,372
	EW SCRIPPS CO at fair value	(a)		481,137
	Accrued income			60
	Total of fair value and accrued income			481,197
	GANNETT CO INC at fair value	(a)		258,775
	Accrued income			3,984
	Total of fair value and accrued income			262,759
	ALCOA INC at fair value	(a)		742,559
	Accrued income			12,040
	Total of fair value and accrued income			754,599
	BHP FINANCE USA at fair value	(a)		990,003
	Accrued income			5,878
	Total of fair value and accrued income			995,881
	RIO TINTO FIN USA LTD at fair value	(a)		362,350
	Accrued income			2,556
	Total of fair value and accrued income			364,906
	FHLMC 15YR GOLD E0-0584 at fair value	(a)		24,458
	Accrued income			120
	Total of fair value and accrued income			24,578
	FHLMC 15YR GOLD E7-4373 at fair value	(a)		40,784
	Accrued income			201
	Total of fair value and accrued income			40,985
	FHLMC 15YR GOLD E6-8269 at fair value	(a)		13,534
	Accrued income			66
	Total of fair value and accrued income			13,600
	FHLMC 15YR GOLD E7-4577 at fair value	(a)		9,532
	Accrued income			47
	Total of fair value and accrued income			9,579
	FHLMC 15YR GOLD G1-1557 at fair value	(a)		893,397
	Accrued income			4,376
	Total of fair value and accrued income			897,773
	FHLMC 15YR GOLD G1-1767 at fair value	(a)		600,412
	Accrued income			2,735
	Total of fair value and accrued income			603,147

(Continued)

Schedule I

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issue, borrower, lessor, or similar party	Description of investment	Cost	Current value
	FHLMC 15YR GOLD E0-1140 at fair value	(a)	$ 278,161
	Accrued income		1,363
	Total of fair value and accrued income		279,524
	FHLMC 15YR GOLD A4-6718 at fair value	(a)	292,420
	Accrued income		1,165
	Total of fair value and accrued income		293,585
	FHLMC 15 YR GOL A3-7107 at fair value	(a)	293,104
	Accrued income		1,168
	Total of fair value and accrued income		294,272
	FNMA 15YR 482540 at fair value	(a)	12,872
	Accrued income		63
	Total of fair value and accrued income		12,935
	FNMA 15YR 483928 at fair value	(a)	2,100
	Accrued income		10
	Total of fair value and accrued income		2,110
	FNMA 15YR 444909 at fair value	(a)	17,660
	Accrued income		86
	Total of fair value and accrued income		17,746
	FNMA 15YR 252345 at fair value	(a)	25,877
	Accrued income		127
	Total of fair value and accrued income		26,004
	FNMA 15YR 485663 at fair value	(a)	47,737
	Accrued income		233
	Total of fair value and accrued income		47,970
	HDMOT 2003-4 A2 at fair value	(a)	364,318
	Accrued income		448
	Total of fair value and accrued income		364,766
	HDMOT 2004-1 A2 at fair value	(a)	796,227
	Accrued income		928
	Total of fair value and accrued income		797,155
	FANNIE MAE at fair value	(a)	1,651,396
	Accrued income		22,374
	Total of fair value and accrued income		1,673,770
	FEDERAL FARM CREDIT BANK at fair value	(a)	1,534,752
	Accrued income		13,604
	Total of fair value and accrued income		1,548,356
	FREDDIE MAC at fair value	(a)	2,034,530
	Accrued income		47,256
	Total of fair value and accrued income		2,081,786
	BP CANADA FINANCE BV at fair value	(a)	524,161
	Accrued income		3,073
	Total of fair value and accrued income		527,234

(Continued)

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issue, borrower, lessor, or similar party	Description of investment	Cost		Current value
	CHEVRONTEXACO CAPITAL COMPANY at fair value	(a)	$	1,469,792
	Accrued income			15,164
	Total of fair value and accrued income			1,484,956
	OCCIDENTAL PETROLEUM CORP at fair value	(a)		609,151
	Accrued income			7,820
	Total of fair value and accrued income			616,971
	GNR 2004-103 A at fair value	(a)		933,461
	Accrued income			3,089
	Total of fair value and accrued income			936,550
	GNR 2004-77A at fair value	(a)		873,295
	Accrued income			2,565
	Total of fair value and accrued income			875,860
	GNR 2004-77AB at fair value	(a)		813,647
	Accrued income			3,051
	Total of fair value and accrued income			816,698
	GNR 2004-97 B at fair value	(a)		1,199,443
	Accrued income			4,388
	Total of fair value and accrued income			1,203,831
	GNR 2005-10 B at fair value	(a)		969,019
	Accrued income			3,669
	Total of fair value and accrued income			972,688
	GNR 2005-87 A at fair value	(a)		491,471
	Accrued income			1,848
	Total of fair value and accrued income			493,319
	GNR 2005-9 AB at fair value	(a)		958,896
	Accrued income			3,683
	Total of fair value and accrued income			962,579
	DONNELLEY RR & SONS at fair value	(a)		316,274
	Accrued income			3,128
	Total of fair value and accrued income			319,402
	CAMDEN PROPERTY TRUST at fair value	(a)		241,311
	Accrued income			5,043
	Total of fair value and accrued income			246,354
	SIMON PROPERTY GORUP LP 144A at fair value	(a)		289,750
	Accrued income			2,000
	Total of fair value and accrued income			291,750
	YUM! BRANDS INC at fair value	(a)		395,426
	Accrued income			3,665
	Total of fair value and accrued income			399,091
	COSTCO WHOLESALE CORP at fair value	(a)		566,464
	Accrued income			9,108
	Total of fair value and accrued income			575,572

(Continued)

Schedule I

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issue, borrower, lessor, or similar party	Description of investment	Cost	Current value
	TARGET CORP at fair value	(a)	$ 669,635
	Accrued income		9,125
	Total of fair value and accrued income		678,760
	WAL-MART STORES INC at fair value	(a)	746,946
	Accrued income		15,401
	Total of fair value and accrued income		762,347
	US CENTRAL CREDIT UNION at fair value	(a)	762,045
	Accrued income		1,894
	Total of fair value and accrued income		763,939
	HOME DEPOT INC at fair value	(a)	711,639
	Accrued income		8,142
	Total of fair value and accrued income		719,781
	LOWES COMPANIES INC at fair value	(a)	316,922
	Accrued income		1,925
	Total of fair value and accrued income		318,847
	BECO 1999-1 A5 at fair value	(a)	1,196,108
	Accrued income		23,283
	Total of fair value and accrued income		1,219,391
	CISDG 1997-1 A6 at fair value	(a)	91,889
	Accrued income		96
	Total of fair value and accrued income		91,985
	COMED 1998-1 A6 at fair value	(a)	449,956
	Accrued income		419
	Total of fair value and accrued income		450,375
	COMED 1998-1 A7 at fair value	(a)	1,145,413
	Accrued income		1,076
	Total of fair value and accrued income		1,146,489
	CPL 2002-1 A2 at fair value	(a)	271,182
	Accrued income		6,256
	Total of fair value and accrued income		277,438
	DESF 2001-1 A5 at fair value	(a)	1,083,028
	Accrued income		21,370
	Total of fair value and accrued income		1,104,398
	IPST 1998-1 A6 at fair value	(a)	690,811
	Accrued income		634
	Total of fair value and accrued income		691,445
	PECO 1999-A A7 at fair value	(a)	769,638
	Accrued income		15,322
	Total of fair value and accrued income		784,960
	PPL 1999-1 A8 at fair value	(a)	786,374
	Accrued income		894
	Total of fair value and accrued income		787,268

(Continued)

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issue, borrower, lessor, or similar party	Description of investment	Cost	Current value
	PPL 99-1 A 7 at fair value	(a)	$ 1,139,228
	Accrued income		1,314
	Total of fair value and accrued income		1,140,542
	PSNH 2001 E A2 at fair value	(a)	388,575
	Accrued income		3,660
	Total of fair value and accrued income		392,235
	RMLT 2001-1 A2 at fair value	(a)	1,123,181
	Accrued income		15,792
	Total of fair value and accrued income		1,138,973
	SAFEWAY INC at fair value	(a)	751,401
	Accrued income		15,372
	Total of fair value and accrued income		766,773
	BELLSOUTH CORP at fair value	(a)	999,848
	Accrued income		10,554
	Total of fair value and accrued income		1,010,402
	TELEFONDOS DE MEXICO SA at fair value	(a)	133,843
	Accrued income		715
	Total of fair value and accrued income		134,558
	TELEFONDOS DE MEXICO SA at fair value	(a)	244,692
	Accrued income		5,054
	Total of fair value and accrued income		249,746
	VERIZON GLOBAL FDG CORP at fair value	(a)	507,618
	Accrued income		1,361
	Total of fair value and accrued income		508,979
	ERAC USA FIN ENT 144A at fair value	(a)	816,268
	Accrued income		6,877
	Total of fair value and accrued income		823,145
	US TREASURY NT/BD at fair value	(a)	1,535,196
	Accrued income		8,551
	Total of fair value and accrued income		1,543,747
	CONSOLIDATED EDISON INC at fair value	(a)	747,254
	Accrued income		1,566
	Total of fair value and accrued income		748,820
	ENTERGY MISSISSIPPI INC at fair value	(a)	440,816
	Accrued income		4,893
	Total of fair value and accrued income		445,709
	FPL GROUP CAPITAL at fair value	(a)	535,312
	Accrued income		3,881
	Total of fair value and accrued income		539,193
	PEDERNALES ELECTRIC CORP 144A at fair value	(a)	505,396
	Accrued income		2,689
	Total of fair value and accrued income		508,085

(Continued)

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issue, borrower, lessor, or similar party	Description of investment	Cost		Current value
	PPL ELECTRIC CORP 144A at fair value	(a)	$	942,179
	Accrued income			20,637
	Total of fair value and accrued income			962,816
	VIRGINIA ELECTRIC & POWER at fair value	(a)		1,002,038
	Accrued income			14,532
	Total of fair value and accrued income			1,016,570
	Cash	(a)		27,192
	* State Street short term investment fund	(a)		3,007,376
	Union Bank 3020			162,451,573
	Wrapper agreement +/(-)			1,892,080
	Union Bank 3020	(a)		164,343,653
Bank of America	Bank of America 00-062:			
	FHL ARM 1B-0527 at fair value	(a)		164,607
	Accrued income			626
	Total of fair value and accrued income			165,233
	FNARM 661549 at fair value	(a)		131,998
	Accrued income			491
	Total of fair value and accrued income			132,489
	GENERAL DYNAMICS CORP at fair value	(a)		787,492
	Accrued income			13,599
	Total of fair value and accrued income			801,091
	FHR 2571MB at fair value	(a)		52,657
	Accrued income			198
	Total of fair value and accrued income			52,855
	FHR 2681 PC at fair value	(a)		870,007
	Accrued income			3,646
	Total of fair value and accrued income			873,653
	FHR 2750 KP at fair value	(a)		876,222
	Accrued income			3,021
	Total of fair value and accrued income			879,243
	FHR 2864 LC at fair value	(a)		1,239,406
	Accrued income			5,208
	Total of fair value and accrued income			1,244,614
	FHR 2866 XE at fair value	(a)		1,175,497
	Accrued income			4,166
	Total of fair value and accrued income			1,179,663
	FHR 2872 YB at fair value	(a)		999,074
	Accrued income			4,166
	Total of fair value and accrued income			1,003,240

(Continued)

Schedule I

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issue, borrower, lessor, or similar party	Description of investment	Cost	Current value
	FHR 2934 NB at fair value	(a)	$ 988,805
	Accrued income		4,166
	Total of fair value and accrued income		992,971
	FNR 2002 43 A at fair value	(a)	42,226
	Accrued income		211
	Total of fair value and accrued income		42,437
	FNR 2003-8 OB at fair value	(a)	744,716
	Accrued income		2,812
	Total of fair value and accrued income		747,528
	FNR 2003-92 NM at fair value	(a)	730,744
	Accrued income		2,187
	Total of fair value and accrued income		732,931
	FNR 2004-49 QY at fair value	(a)	374,799
	Accrued income		1,719
	Total of fair value and accrued income		376,518
	FNR 2005-15 EA at fair value	(a)	747,175
	Accrued income		3,125
	Total of fair value and accrued income		750,300
	FNR 2005-57 PA at fair value	(a)	1,455,202
	Accrued income		6,626
	Total of fair value and accrued income		1,461,828
	GNR 2004-47 QV at fair value	(a)	437,735
	Accrued income		2,120
	Total of fair value and accrued income		439,855
	GNR 2004-79 PA at fair value	(a)	371,533
	Accrued income		1,562
	Total of fair value and accrued income		373,095
	MVCOT 2005-2 A 144A at fair value	(a)	376,114
	Accrued income		1,644
	Total of fair value and accrued income		377,758
	BOAST 2003-1 A4 at fair value	(a)	391,398
	Accrued income		297
	Total of fair value and accrued income		391,695
	CARAT 2004-1 A4 at fair value	(a)	776,525
	Accrued income		939
	Total of fair value and accrued income		777,464
	CARMAX 2004-2 A4 at fair value	(a)	974,345
	Accrued income		1,538
	Total of fair value and accrued income		975,883
	CMAOT 2003-A A4 at fair value	(a)	554,915
	Accrued income		521
	Total of fair value and accrued income		555,436

(Continued)

**J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN**

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issue, borrower, lessor, or similar party	Description of investment	Cost	Current value
	GSALT 2004-1 A4 at fair value	(a)	$ 244,224
	Accrued income		294
	Total of fair value and accrued income		244,518
	HAROT 2002-4 A4 at fair value	(a)	604,616
	Accrued income		729
	Total of fair value and accrued income		605,345
	HAROT 2003-4 A4 at fair value	(a)	392,898
	Accrued income		496
	Total of fair value and accrued income		393,394
	HAROT 2004-3 A4 at fair value	(a)	482,458
	Accrued income		592
	Total of fair value and accrued income		483,050
	HART 2003-A A4 at fair value	(a)	945,112
	Accrued income		1,300
	Total of fair value and accrued income		946,412
	HERTZ 2004-1 144A at fair value	(a)	850,120
	Accrued income		347
	Total of fair value and accrued income		850,467
	MILT 2003-1 A4 at fair value	(a)	640,365
	Accrued income		595
	Total of fair value and accrued income		640,960
	MSALT 2004-HB2 A4 at fair value	(a)	242,794
	Accrued income		384
	Total of fair value and accrued income		243,178
	NAROT 2003-A A4 at fair value	(a)	232,972
	Accrued income		274
	Total of fair value and accrued income		233,246
	NAROT 2004-A A4 at fair value	(a)	945,882
	Accrued income		1,196
	Total of fair value and accrued income		947,078
	NAVOT 2003-A A4 at fair value	(a)	1,721,694
	Accrued income		1,742
	Total of fair value and accrued income		1,723,436
	NAVOT 2004-A A4 at fair value	(a)	946,224
	Accrued income		1,122
	Total of fair value and accrued income		947,346
	NAVOT 2004-B A4 at fair value	(a)	242,124
	Accrued income		392
	Total of fair value and accrued income		242,516
	NCART 2004-A A4 at fair value	(a)	775,589
	Accrued income		1,024
	Total of fair value and accrued income		776,613

(Continued)

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issue, borrower, lessor, or similar party	Description of investment	Cost	Current value
	ONYX 2004-C A4 at fair value	(a)	$ 243,934
	Accrued income		389
	Total of fair value and accrued income		244,323
	RART 2003-2 A4 at fair value	(a)	745,241
	Accrued income		1,040
	Total of fair value and accrued income		746,281
	TAROT 2004-A A4 at fair value	(a)	847,705
	Accrued income		1,154
	Total of fair value and accrued income		848,859
	USAOT 2004-1 A4 at fair value	(a)	801,558
	Accrued income		979
	Total of fair value and accrued income		802,537
	VALET 2003-2 A4 at fair value	(a)	731,359
	Accrued income		674
	Total of fair value and accrued income		732,033
	VALET 2005-1 A4 at fair value	(a)	375,275
	Accrued income		564
	Total of fair value and accrued income		375,839
	VWALT 2005-A A4 at fair value	(a)	490,002
	Accrued income		602
	Total of fair value and accrued income		490,604
	VWALT 2003-1 A4 at fair value	(a)	729,454
	Accrued income		860
	Total of fair value and accrued income		730,314
	WALT 2004-1 A4 at fair value	(a)	729,611
	Accrued income		1,087
	Total of fair value and accrued income		730,698
	WESTO 2004-4 A4 at fair value	(a)	931,907
	Accrued income		1,288
	Total of fair value and accrued income		933,195
	WOART 2002-A A4 at fair value	(a)	626,688
	Accrued income		1,132
	Total of fair value and accrued income		627,820
	American Honda Finance 144A at fair value	(a)	759,065
	Accrued income		5,358
	Total of fair value and accrued income		764,423
	DaimlerChrysler NA HLDG CORP at fair value	(a)	625,453
	Accrued income		20,515
	Total of fair value and accrued income		645,968
	Toyota Motor Credit Corp at fair value	(a)	244,574
	Accrued income		2,866
	Total of fair value and accrued income		247,440

(Continued)

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issue, borrower, lessor, or similar party	Description of investment	Cost		Current value
	Toyota Motor Credit Corp 5.650 at fair value	(a)	$	327,620
	Accrued income			8,467
	Total of fair value and accrued income			336,087
	ABN AMRO BK N V CHICAGO at fair value	(a)		1,402,234
	Accrued income			871
	Total of fair value and accrued income			1,403,105
	BB&T CORP at fair value	(a)		381,885
	Accrued income			9,628
	Total of fair value and accrued income			391,513
	BANK OF AMERICA CORP SUB NT at fair value	(a)		829,986
	Accrued income			22,099
	Total of fair value and accrued income			852,085
	BANK ONE CORP at fair value	(a)		828,937
	Accrued income			64
	Total of fair value and accrued income			829,001
	COMPASS BANK at fair value	(a)		349,711
	Accrued income			3,733
	Total of fair value and accrued income			353,444
	FIFTH THIRD BANK at fair value	(a)		440,579
	Accrued income			5,096
	Total of fair value and accrued income			445,675
	FIRST UNION CORP at fair value	(a)		251,086
	Accrued income			5,152
	Total of fair value and accrued income			256,238
	HSBC AMERICAS INC at fair value	(a)		355,384
	Accrued income			4,083
	Total of fair value and accrued income			359,467
	HUNTINGTON NATIONAL BANK at fair value	(a)		716,528
	Accrued income			94
	Total of fair value and accrued income			716,622
	ISLANDBANKI HF 144A at fair value	(a)		246,191
	Accrued income			2,837
	Total of fair value and accrued income			249,028
	LANDWIRTSH RENTENBANK at fair value	(a)		679,326
	Accrued income			7,986
	Total of fair value and accrued income			687,312
	M&I MARSHALL & ILSLEY BANK at fair value	(a)		393,069
	Accrued income			5,329
	Total of fair value and accrued income			398,398
	MARSHALL & ILSLEY BANK at fair value	(a)		367,461
	Accrued income			5,660
	Total of fair value and accrued income			373,121

(Continued)

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issue, borrower, lessor, or similar party	Description of investment	Cost		Current value
	MBNA AMERICA BANK NA at fair value	(a)	$	1,384,423
	Accrued income			2,731
	Total of fair value and accrued income			1,387,154
	MELLON FUNDING CORP at fair value	(a)		1,001,173
	Accrued income			2,167
	Total of fair value and accrued income			1,003,340
	MIDLAND BANK PLC at fair value	(a)		759,032
	Accrued income			2,542
	Total of fair value and accrued income			761,574
	MORGAN JP & CO INC at fair value	(a)		509,976
	Accrued income			15,850
	Total of fair value and accrued income			525,826
	NATIONAL CITY BANK OF INDIANA at fair value	(a)		687,661
	Accrued income			14,988
	Total of fair value and accrued income			702,649
	NATIONWIDE BLDG SOCIETY 144A at fair value	(a)		310,123
	Accrued income			5,644
	Total of fair value and accrued income			315,767
	PNC FUNDING CORP at fair value	(a)		678,937
	Accrued income			7,812
	Total of fair value and accrued income			686,749
	POPULAR NORTH AMERICA INC at fair value	(a)		609,516
	Accrued income			6,054
	Total of fair value and accrued income			615,570
	RABOBANK NEDERLAND NV at fair value	(a)		550,540
	Accrued income			25,024
	Total of fair value and accrued income			575,564
	ROYAL BANK OF CANADA at fair value	(a)		730,114
	Accrued income			13,320
	Total of fair value and accrued income			743,434
	SCOTLAND INTL FIN NO 2 144A at fair value	(a)		278,104
	Accrued income			7,272
	Total of fair value and accrued income			285,376
	SUNTRUST BANKS at fair value	(a)		379,747
	Accrued income			4,440
	Total of fair value and accrued income			384,187
	SUNTRUST BANKS INC at fair value	(a)		250,754
	Accrued income			6,312
	Total of fair value and accrued income			257,066
	SWEDISH EXPORT CREDIT at fair value	(a)		740,388
	Accrued income			6,531
	Total of fair value and accrued income			746,919

(Continued)

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issue, borrower, lessor, or similar party	Description of investment	Cost	Current value
	US BANCORP at fair value	(a)	$ 753,077
	Accrued income		17,637
	Total of fair value and accrued income		770,714
	WELLS FARGO & CO. at fair value	(a)	753,385
	Accrued income		14,520
	Total of fair value and accrued income		767,905
	WORLD SAVINGS BANK FSB at fair value	(a)	739,286
	Accrued income		9,539
	Total of fair value and accrued income		748,825
	DIAGEO CAPITAL PLC at fair value	(a)	1,218,557
	Accrued income		5,104
	Total of fair value and accrued income		1,223,661
	MASCO COPR at fair value	(a)	546,758
	Accrued income		9,609
	Total of fair value and accrued income		556,367
	PITNEY BOWES CREDIT CORP at fair value	(a)	807,702
	Accrued income		17,187
	Total of fair value and accrued income		824,889
	BSCMS 2005-PWR8 A2 at fair value	(a)	1,026,937
	Accrued income		3,923
	Total of fair value and accrued income		1,030,860
	CD 2005-CD1 ASB at fair value	(a)	810,579
	Accrued income		3,483
	Total of fair value and accrued income		814,062
	JPMCC 2005-LDP4 A1 at fair value	(a)	718,064
	Accrued income		2,780
	Total of fair value and accrued income		720,844
	LBUBS 2003-C8 A1 at fair value	(a)	770,178
	Accrued income		1,600
	Total of fair value and accrued income		771,778
	IBM CORP at fair value	(a)	619,148
	Accrued income		7,541
	Total of fair value and accrued income		626,689
	BERKSHIRE HATHAWAY FIN at fair value	(a)	886,133
	Accrued income		17,356
	Total of fair value and accrued income		903,489
	GENERAL ELECTRIC CAP at fair value	(a)	1,354,212
	Accrued income		46,334
	Total of fair value and accrued income		1,400,546
	GENERAL ELECTRIC CAPITAL CORP NT at fair value	(a)	271,708
	Accrued income		8,296
	Total of fair value and accrued income		280,004

(Continued)

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issue, borrower, lessor, or similar party	Description of investment	Cost		Current value
	HUTCHISON WHAMPO 144A at fair value	(a)	$	643,451
	Accrued income			18,098
	Total of fair value and accrued income			661,549
	UNITED TECHNOLOGIES CORP at fair value	(a)		275,004
	Accrued income			2,234
	Total of fair value and accrued income			277,238
	UNITED TECHNOLOGIES CORP at fair value	(a)		262,855
	Accrued income			1,354
	Total of fair value and accrued income			264,209
	GILLETTE COMPANY at fair value	(a)		244,319
	Accrued income			1,847
	Total of fair value and accrued income			246,166
	PROCTER & GAMBLE at fair value	(a)		543,904
	Accrued income			1,148
	Total of fair value and accrued income			545,052
	BOIT 2002 A3 A3 at fair value	(a)		735,731
	Accrued income			1,197
	Total of fair value and accrued income			736,928
	CABMT 2005-I A-I at fair value	(a)		629,521
	Accrued income			1,380
	Total of fair value and accrued income			630,901
	CCMIT 1999-2 A at fair value	(a)		1,288,928
	Accrued income			22,642
	Total of fair value and accrued income			1,311,570
	CHAIT 2005-A4 A4 at fair value	(a)		978,725
	Accrued income			1,880
	Total of fair value and accrued income			980,605
	CHEMT 1996-2 A at fair value	(a)		875,301
	Accrued income			2,325
	Total of fair value and accrued income			877,626
	CHEMT 1996-3 A at fair value	(a)		1,263,341
	Accrued income			3,939
	Total of fair value and accrued income			1,267,280
	GEMNT 2005-3 A at fair value	(a)		850,899
	Accrued income			1,606
	Total of fair value and accrued income			852,505
	HPLCC 2002 1 A at fair value	(a)		832,213
	Accrued income			2,017
	Total of fair value and accrued income			834,230
	MBNAM 1999-B A at fair value	(a)		1,884,590
	Accrued income			4,785
	Total of fair value and accrued income			1,889,375

(Continued)

Schedule I

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issue, borrower, lessor, or similar party	Description of investment	Cost		Current value
	MBNAM 1999-J A at fair value	(a)	$	1,883,332
	Accrued income			5,444
	Total of fair value and accrued income			1,888,776
	MBAS 2005-A3 A3 at fair value	(a)		784,365
	Accrued income			1,469
	Total of fair value and accrued income			785,834
	MAY DEPT STORES at fair value	(a)		250,621
	Accrued income			6,000
	Total of fair value and accrued income			256,621
	DOW CHEMICAL at fair value	(a)		642,845
	Accrued income			17,204
	Total of fair value and accrued income			660,049
	PRAXAIR INC at fair value	(a)		629,465
	Accrued income			810
	Total of fair value and accrued income			630,275
	ABBOTT LABORATORIES at fair value	(a)		1,506,291
	Accrued income			42,185
	Total of fair value and accrued income			1,548,476
	GENENTECH (USA) at fair value	(a)		284,958
	Accrued income			5,777
	Total of fair value and accrued income			290,735
	CARNIVAL CORP at fair value	(a)		611,178
	Accrued income			2,995
	Total of fair value and accrued income			614,173
	CNH 2004-A A4B at fair value	(a)		181,807
	Accrued income			290
	Total of fair value and accrued income			182,097
	JDOT 2005-A A4 at fair value	(a)		736,002
	Accrued income			1,387
	Total of fair value and accrued income			737,389
	AMERICAN EXPRESS at fair value	(a)		753,288
	Accrued income			12,145
	Total of fair value and accrued income			765,433
	AMERICAN GENERAL FINANCE at fair value	(a)		492,987
	Accrued income			2,955
	Total of fair value and accrued income			495,942
	ARISTAR INC at fair value	(a)		921,957
	Accrued income			2,940
	Total of fair value and accrued income			924,897
	CIT GROUP at fair value	(a)		240,380
	Accrued income			6,240
	Total of fair value and accrued income			246,620

(Continued)

Schedule I

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issue, borrower, lessor, or similar party	Description of investment	Cost	Current value
	CIT GROUP INC at fair value	(a)	$ 424,700
	Accrued income		6,379
	Total of fair value and accrued income		431,079
	COUNTRYWIDE HOME LOAN at fair value	(a)	722,877
	Accrued income		9,109
	Total of fair value and accrued income		731,986
	EKSPORTSFINANS at fair value	(a)	501,047
	Accrued income		2,863
	Total of fair value and accrued income		503,910
	NATIONAL RURAL UTILITIES at fair value	(a)	769,944
	Accrued income		14,734
	Total of fair value and accrued income		784,678
	SLM CORP at fair value	(a)	583,827
	Accrued income		11,066
	Total of fair value and accrued income		594,893
	SLM CORP at fair value	(a)	244,339
	Accrued income		5,062
	Total of fair value and accrued income		249,401
	GENERAL MILLS at fair value	(a)	489,658
	Accrued income		1,668
	Total of fair value and accrued income		491,326
	KRAFT FOODS at fair value	(a)	920,169
	Accrued income		7,111
	Total of fair value and accrued income		927,280
	SARA LEE CORP at fair value	(a)	997,739
	Accrued income		17,942
	Total of fair value and accrued income		1,015,681
	WM WRIGLEY JR CO at fair value	(a)	245,246
	Accrued income		4,987
	Total of fair value and accrued income		250,233
	INTL PAPER CO at fair value	(a)	430,626
	Accrued income		4,562
	Total of fair value and accrued income		435,188
	NORTHERN BORDER PIPLINE at fair value	(a)	381,095
	Accrued income		3,906
	Total of fair value and accrued income		385,001
	MEDTRONIC INC 144A at fair value	(a)	239,932
	Accrued income		3,156
	Total of fair value and accrued income		243,088
	UNITEDHEALTH GROUP INC. at fair value	(a)	725,629
	Accrued income		11,015
	Total of fair value and accrued income		736,644

(Continued)

Schedule I

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issue, borrower, lessor, or similar party	Description of investment	Cost		Current value
	CFAB 2002-1 1A5 at fair value	(a)	$	332,398
	Accrued income			1,786
	Total of fair value and accrued income			334,184
	CFAB 2003-3 1A6 at fair value	(a)		423,129
	Accrued income			1,394
	Total of fair value and accrued income			424,523
	CFMSI 2003-4 AF3 at fair value	(a)		643,964
	Accrued income			1,753
	Total of fair value and accrued income			645,717
	CFMSI 2004-1 AF5 at fair value	(a)		584,186
	Accrued income			2,003
	Total of fair value and accrued income			586,189
	CWALT 2004-J5 1A6 at fair value	(a)		50,520
	Accrued income			237
	Total of fair value and accrued income			50,757
	CXHE 2004-B AF3 at fair value	(a)		790,717
	Accrued income			1,963
	Total of fair value and accrued income			792,680
	NCHET 2005-A A4 at fair value	(a)		855,151
	Accrued income			1,367
	Total of fair value and accrued income			856,518
	RAMP 2004-RZ2 AI6 at fair value	(a)		246,116
	Accrued income			1,127
	Total of fair value and accrued income			247,243
	ACE LIMITED at fair value	(a)		626,245
	Accrued income			9,281
	Total of fair value and accrued income			635,526
	AFLAC INC at fair value	(a)		391,174
	Accrued income			5,146
	Total of fair value and accrued income			396,320
	AIF SUNAMERICA GLOBAL FINANCING 144A at fair v	(a)		750,656
	Accrued income			18,280
	Total of fair value and accrued income			768,936
	ALLSTATE CORP at fair value	(a)		753,453
	Accrued income			3,359
	Total of fair value and accrued income			756,812
	HARTFORD FINL SVCS GRP at fair value	(a)		276,449
	Accrued income			878
	Total of fair value and accrued income			277,327
	ING USA GLOBAL FUNDING at fair value	(a)		244,643
	Accrued income			3,094
	Total of fair value and accrued income			247,737

(Continued)

**J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN**

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issue, borrower, lessor, or similar party	Description of investment	Cost		Current value
	JACKSON NATL LIFE GLOBAL FUND 144A at fair value	(a)	$	1,255,442
	Accrued income			19,322
	Total of fair value and accrued income			1,274,764
	JOHN HANCOCK GLOBAL FUNDING II 144A at fair valı	(a)		500,482
	Accrued income			10,694
	Total of fair value and accrued income			511,176
	LINCOLN NATIONAL CORP at fair value	(a)		878,669
	Accrued income			2,042
	Total of fair value and accrued income			880,711
	MARSH & MCLENNAN at fair value	(a)		294,333
	Accrued income			4,649
	Total of fair value and accrued income			298,982
	MASSMUTUAL GLOBAL FUNDING II 144A at fair value	(a)		424,938
	Accrued income			5,291
	Total of fair value and accrued income			430,229
	MASSMUTUAL GLOBAL FDG II 144A at fair value	(a)		507,656
	Accrued income			5,539
	Total of fair value and accrued income			513,195
	MBIA GLOBAL FUNDING LLC 144A at fair value	(a)		441,056
	Accrued income			1,114
	Total of fair value and accrued income			442,170
	METLIFE INC at fair value	(a)		589,902
	Accrued income			2,865
	Total of fair value and accrued income			592,767
	MONUMENTAL GLOBAL FUNDING 144A at fair value	(a)		1,000,524
	Accrued income			27,223
	Total of fair value and accrued income			1,027,747
	NATIONWIDE LIFE GLOBAL FDG 144A at fair value	(a)		728,764
	Accrued income			2,635
	Total of fair value and accrued income			731,399
	NEW YORK LIFE FLOBAL FDG 144A at fair value	(a)		340,213
	Accrued income			6,253
	Total of fair value and accrued income			346,466
	PRICOA GLOBAL FUNDING 144A at fair value	(a)		484,293
	Accrued income			9,683
	Total of fair value and accrued income			493,976
	PRINCIPAL LIFE GLOBAL 144A at fair value	(a)		250,886
	Accrued income			107
	Total of fair value and accrued income			250,993
	PRINCIPAL LIFE INC FNDG at fair value	(a)		238,132
	Accrued income			1,740
	Total of fair value and accrued income			239,872

(Continued)

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issue, borrower, lessor, or similar party	Description of investment	Cost		Current value
	PROTECTIVE LIFE US FUNDING 144A at fair value	(a)	$	679,370
	Accrued income			14,980
	Total of fair value and accrued income			694,350
	ST PAUL COMPANIES INC at fair value	(a)		776,340
	Accrued income			13,036
	Total of fair value and accrued income			789,376
	TIAA GLOBAL MARKETS 144A at fair value	(a)		796,498
	Accrued income			13,249
	Total of fair value and accrued income			809,747
	BEAR STERNS at fair value	(a)		857,535
	Accrued income			12,865
	Total of fair value and accrued income			870,400
	CREDIT SUISSE USA INC at fair value	(a)		788,694
	Accrued income			5,869
	Total of fair value and accrued income			794,563
	FRANKLIN RESOURCES at fair value	(a)		650,129
	Accrued income			5,223
	Total of fair value and accrued income			655,352
	GOLDMAN SACHS GROUP INC. at fair value	(a)		800,123
	Accrued income			14,740
	Total of fair value and accrued income			814,863
	LEHMAN BROTHERS HOLDINGS at fair value	(a)		381,002
	Accrued income			9,374
	Total of fair value and accrued income			390,376
	LEHMAN BROTHERS HOLDINGS at fair value	(a)		486,323
	Accrued income			9,090
	Total of fair value and accrued income			495,413
	MERRILL LYNCH & CO at fair value	(a)		718,189
	Accrued income			10,807
	Total of fair value and accrued income			728,996
	MORGAN STANLEY at fair value	(a)		721,032
	Accrued income			13,833
	Total of fair value and accrued income			734,865
	CATEPILLAR FINANCIAL SERVICES CORP at fair value	(a)		698,167
	Accrued income			8,434
	Total of fair value and accrued income			706,601
	JOHN DEERE CAPITAL CORP at fair value	(a)		751,773
	Accrued income			7,687
	Total of fair value and accrued income			759,460
	EW SCRIPPS CO at fair value	(a)		481,193
	Accrued income			60
	Total of fair value and accrued income			481,253

(Continued)

Schedule I

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issue, borrower, lessor, or similar party	Description of investment	Cost		Current value
	GANNETT CO INC at fair value	(a)	$	258,806
	Accrued income			3,984
	Total of fair value and accrued income			262,790
	ALCOA INC at fair value	(a)		742,646
	Accrued income			12,041
	Total of fair value and accrued income			754,687
	BHP FINANCE USA at fair value	(a)		990,118
	Accrued income			5,879
	Total of fair value and accrued income			995,997
	RIO TINTO FIN USA LTD at fair value	(a)		362,392
	Accrued income			2,556
	Total of fair value and accrued income			364,948
	FHLMC 15YR GOLD E0-0584 at fair value	(a)		24,461
	Accrued income			120
	Total of fair value and accrued income			24,581
	FHLMC 15YR GOLD E7-4373 at fair value	(a)		40,789
	Accrued income			201
	Total of fair value and accrued income			40,990
	FHLMC 15YR GOLD E6-8269 at fair value	(a)		13,536
	Accrued income			66
	Total of fair value and accrued income			13,602
	FHLMC 15YR GOLD E7-4577 at fair value	(a)		9,533
	Accrued income			47
	Total of fair value and accrued income			9,580
	FHLMC 15YR GOLD G1-1557 at fair value	(a)		893,500
	Accrued income			4,377
	Total of fair value and accrued income			897,877
	FHLMC 15YR GOLD G1-1767 at fair value	(a)		600,482
	Accrued income			2,735
	Total of fair value and accrued income			603,217
	FHLMC 15YR GOLD E0-1140 at fair value	(a)		278,194
	Accrued income			1,363
	Total of fair value and accrued income			279,557
	FHLMC 15YR GOLD A4-6718 at fair value	(a)		292,453
	Accrued income			1,166
	Total of fair value and accrued income			293,619
	FHLMC 15 YR GOL A3-7107 at fair value	(a)		293,138
	Accrued income			1,168
	Total of fair value and accrued income			294,306
	FNMA 15YR 482540 at fair value	(a)		12,874
	Accrued income			63
	Total of fair value and accrued income			12,937

(Continued)

Schedule I

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issue, borrower, lessor, or similar party	Description of investment	Cost		Current value
	FNMA 15YR 483928 at fair value	(a)	$	2,100
	Accrued income			10
	Total of fair value and accrued income			2,110
	FNMA 15YR 444909 at fair value	(a)		17,662
	Accrued income			86
	Total of fair value and accrued income			17,748
	FNMA 15YR 252345 at fair value	(a)		25,880
	Accrued income			127
	Total of fair value and accrued income			26,007
	FNMA 15YR 485663 at fair value	(a)		47,743
	Accrued income			233
	Total of fair value and accrued income			47,976
	HDMOT 2003-4 A2 at fair value	(a)		364,360
	Accrued income			448
	Total of fair value and accrued income			364,808
	HDMOT 2004-1 A2 at fair value	(a)		796,319
	Accrued income			928
	Total of fair value and accrued income			797,247
	FANNIE MAE at fair value	(a)		1,651,587
	Accrued income			22,377
	Total of fair value and accrued income			1,673,964
	FEDERAL FARM CREDIT BANK at fair value	(a)		1,534,930
	Accrued income			13,606
	Total of fair value and accrued income			1,548,536
	FREDDIE MAC at fair value	(a)		2,034,766
	Accrued income			47,261
	Total of fair value and accrued income			2,082,027
	BP CANADA FINANCE BV at fair value	(a)		524,221
	Accrued income			3,074
	Total of fair value and accrued income			527,295
	CHEVRONTEXACO CAPITAL COMPANY at fair value	(a)		1,469,962
	Accrued income			15,166
	Total of fair value and accrued income			1,485,128
	OCCIDENTAL PETROLEUM CORP at fair value	(a)		609,222
	Accrued income			7,821
	Total of fair value and accrued income			617,043
	GNR 2004-103 A at fair value	(a)		933,570
	Accrued income			3,089
	Total of fair value and accrued income			936,659
	GNR 2004-77A at fair value	(a)		873,397
	Accrued income			2,565
	Total of fair value and accrued income			875,962

(Continued)

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issue, borrower, lessor, or similar party	Description of investment	Cost	Current value
	GNR 2004-77AB at fair value	(a)	$ 813,742
	Accrued income		3,051
	Total of fair value and accrued income		816,793
	GNR 2004-97 B at fair value	(a)	1,199,583
	Accrued income		4,388
	Total of fair value and accrued income		1,203,971
	GNR 2005-10 B at fair value	(a)	969,131
	Accrued income		3,670
	Total of fair value and accrued income		972,801
	GNR 2005-87 A at fair value	(a)	491,528
	Accrued income		1,848
	Total of fair value and accrued income		493,376
	GNR 2005-9 AB at fair value	(a)	959,007
	Accrued income		3,683
	Total of fair value and accrued income		962,690
	DONNELLEY RR & SONS at fair value	(a)	316,310
	Accrued income		3,129
	Total of fair value and accrued income		319,439
	CAMDEN PROPERTY TRUST at fair value	(a)	241,339
	Accrued income		5,043
	Total of fair value and accrued income		246,382
	SIMON PROPERTY GORUP LP 144A at fair value	(a)	289,784
	Accrued income		2,000
	Total of fair value and accrued income		291,784
	YUM! BRANDS INC at fair value	(a)	395,472
	Accrued income		3,665
	Total of fair value and accrued income		399,137
	COSTCO WHOLESALE CORP at fair value	(a)	566,529
	Accrued income		9,109
	Total of fair value and accrued income		575,638
	TARGET CORP at fair value	(a)	669,713
	Accrued income		9,126
	Total of fair value and accrued income		678,839
	WAL-MART STORES INC at fair value	(a)	747,033
	Accrued income		15,403
	Total of fair value and accrued income		762,436
	US CENTRAL CREDIT UNION at fair value	(a)	762,134
	Accrued income		1,894
	Total of fair value and accrued income		764,028
	HOME DEPOT INC at fair value	(a)	711,721
	Accrued income		8,143
	Total of fair value and accrued income		719,864

(Continued)

Schedule I

**J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN**

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issue, borrower, lessor, or similar party	Description of investment	Cost	Current value
	LOWES COMPANIES INC at fair value	(a)	$ 316,959
	Accrued income		1,925
	Total of fair value and accrued income		318,884
	BECO 1999-1 A5 at fair value	(a)	1,196,246
	Accrued income		23,286
	Total of fair value and accrued income		1,219,532
	CISDG 1997-1 A6 at fair value	(a)	91,899
	Accrued income		96
	Total of fair value and accrued income		91,995
	COMED 1998-1 A6 at fair value	(a)	450,009
	Accrued income		419
	Total of fair value and accrued income		450,428
	COMED 1998-1 A7 at fair value	(a)	1,145,546
	Accrued income		1,076
	Total of fair value and accrued income		1,146,622
	CPL 2002-1 A2 at fair value	(a)	271,213
	Accrued income		6,257
	Total of fair value and accrued income		277,470
	DESF 2001-1 A5 at fair value	(a)	1,083,154
	Accrued income		21,372
	Total of fair value and accrued income		1,104,526
	IPST 1998-1 A6 at fair value	(a)	690,892
	Accrued income		634
	Total of fair value and accrued income		691,526
	PECO 1999-A A7 at fair value	(a)	769,727
	Accrued income		15,324
	Total of fair value and accrued income		785,051
	PPL 1999-1 A8 at fair value	(a)	786,466
	Accrued income		894
	Total of fair value and accrued income		787,360
	PPL 99-1 A 7 at fair value	(a)	1,139,360
	Accrued income		1,314
	Total of fair value and accrued income		1,140,674
	PSNH 2001 E A2 at fair value	(a)	388,620
	Accrued income		3,660
	Total of fair value and accrued income		392,280
	RMLT 2001-1 A2 at fair value	(a)	1,123,311
	Accrued income		15,794
	Total of fair value and accrued income		1,139,105
	SAFEWAY INC at fair value	(a)	751,488
	Accrued income		15,374
	Total of fair value and accrued income		766,862

(Continued)

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issue, borrower, lessor, or similar party	Description of investment	Cost	Current value
	BELLSOUTH CORP at fair value	(a)	$ 999,964
	Accrued income		10,555
	Total of fair value and accrued income		1,010,519
	TELEFONDOS DE MEXICO SA at fair value	(a)	133,858
	Accrued income		715
	Total of fair value and accrued income		134,573
	TELEFONDOS DE MEXICO SA at fair value	(a)	244,721
	Accrued income		5,054
	Total of fair value and accrued income		249,775
	VERIZON GLOBAL FDG CORP at fair value	(a)	507,677
	Accrued income		1,361
	Total of fair value and accrued income		509,038
	ERAC USA FIN ENT 144A at fair value	(a)	816,362
	Accrued income		6,878
	Total of fair value and accrued income		823,240
	US TREASURY NT/BD at fair value	(a)	1,535,375
	Accrued income		8,552
	Total of fair value and accrued income		1,543,927
	CONSOLIDATED EDISON INC at fair value	(a)	747,340
	Accrued income		1,567
	Total of fair value and accrued income		748,907
	ENTERGY MISSISSIPPI INC at fair value	(a)	440,868
	Accrued income		4,893
	Total of fair value and accrued income		445,761
	FPL GROUP CAPITAL at fair value	(a)	535,373
	Accrued income		3,882
	Total of fair value and accrued income		539,255
	PEDERNALES ELECTRIC CORP 144A at fair value	(a)	505,455
	Accrued income		2,689
	Total of fair value and accrued income		508,144
	PPL ELECTRIC CORP 144A at fair value	(a)	942,288
	Accrued income		20,640
	Total of fair value and accrued income		962,928
	VIRGINIA ELECTRIC & POWER at fair value	(a)	1,002,154
	Accrued income		14,534
	Total of fair value and accrued income		1,016,688
	Cash	(a)	27,195
	* State Street short term investment fund	(a)	3,007,725
	Bank of America 00-062		162,470,421
	Wrapper agreement +/(-)		1,892,297
	Bank of America 00-062	(a)	164,362,718

(Continued)

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issue, borrower, lessor, or similar party	Description of investment	Cost		Current value
IXIS Financial Products	IXIS 1867-01:			
	FHL ARM 1B-0527 at fair value	(a)	$	164,588
	Accrued income			626
	Total of fair value and accrued income			165,214
	FNARM 661549 at fair value	(a)		131,982
	Accrued income			491
	Total of fair value and accrued income			132,473
	GENERAL DYNAMICS CORP at fair value	(a)		787,397
	Accrued income			13,598
	Total of fair value and accrued income			800,995
	FHR 2571MB at fair value	(a)		52,650
	Accrued income			198
	Total of fair value and accrued income			52,848
	FHR 2681 PC at fair value	(a)		869,903
	Accrued income			3,645
	Total of fair value and accrued income			873,548
	FHR 2750 KP at fair value	(a)		876,117
	Accrued income			3,020
	Total of fair value and accrued income			879,137
	FHR 2864 LC at fair value	(a)		1,239,257
	Accrued income			5,207
	Total of fair value and accrued income			1,244,464
	FHR 2866 XE at fair value	(a)		1,175,356
	Accrued income			4,166
	Total of fair value and accrued income			1,179,522
	FHR 2872 YB at fair value	(a)		998,954
	Accrued income			4,166
	Total of fair value and accrued income			1,003,120
	FHR 2934 NB at fair value	(a)		988,686
	Accrued income			4,166
	Total of fair value and accrued income			992,852
	FNR 2002 43 A at fair value	(a)		42,221
	Accrued income			211
	Total of fair value and accrued income			42,432
	FNR 2003-8 OB at fair value	(a)		744,626
	Accrued income			2,812
	Total of fair value and accrued income			747,438
	FNR 2003-92 NM at fair value	(a)		730,656
	Accrued income			2,187
	Total of fair value and accrued income			732,843
	FNR 2004-49 QY at fair value	(a)		374,754
	Accrued income			1,718
	Total of fair value and accrued income			376,472

(Continued)

Schedule I

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issue, borrower, lessor, or similar party	Description of investment	Cost		Current value
	FNR 2005-15 EA at fair value	(a)	$	747,086
	Accrued income			3,124
	Total of fair value and accrued income			750,210
	FNR 2005-57 PA at fair value	(a)		1,455,028
	Accrued income			6,625
	Total of fair value and accrued income			1,461,653
	GNR 2004-47 QV at fair value	(a)		437,682
	Accrued income			2,120
	Total of fair value and accrued income			439,802
	GNR 2004-79 PA at fair value	(a)		371,489
	Accrued income			1,562
	Total of fair value and accrued income			373,051
	MVCOT 2005-2 A 144A at fair value	(a)		376,068
	Accrued income			1,644
	Total of fair value and accrued income			377,712
	BOAST 2003-1 A4 at fair value	(a)		391,351
	Accrued income			297
	Total of fair value and accrued income			391,648
	CARAT 2004-1 A4 at fair value	(a)		776,432
	Accrued income			939
	Total of fair value and accrued income			777,371
	CARMAX 2004-2 A4 at fair value	(a)		974,228
	Accrued income			1,538
	Total of fair value and accrued income			975,766
	CMAOT 2003-A A4 at fair value	(a)		554,848
	Accrued income			521
	Total of fair value and accrued income			555,369
	GSALT 2004-1 A4 at fair value	(a)		244,195
	Accrued income			294
	Total of fair value and accrued income			244,489
	HAROT 2002-4 A4 at fair value	(a)		604,543
	Accrued income			729
	Total of fair value and accrued income			605,272
	HAROT 2003-4 A4 at fair value	(a)		392,851
	Accrued income			496
	Total of fair value and accrued income			393,347
	HAROT 2004-3 A4 at fair value	(a)		482,400
	Accrued income			592
	Total of fair value and accrued income			482,992
	HART 2003-A A4 at fair value	(a)		944,999
	Accrued income			1,300
	Total of fair value and accrued income			946,299

(Continued)

Schedule I

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issue, borrower, lessor, or similar party	Description of investment	Cost		Current value
	HERTZ 2004-1 144A at fair value	(a)	$	850,018
	Accrued income			347
	Total of fair value and accrued income			850,365
	MILT 2003-1 A4 at fair value	(a)		640,288
	Accrued income			595
	Total of fair value and accrued income			640,883
	MSALT 2004-HB2 A4 at fair value	(a)		242,765
	Accrued income			384
	Total of fair value and accrued income			243,149
	NAROT 2003-A A4 at fair value	(a)		232,944
	Accrued income			274
	Total of fair value and accrued income			233,218
	NAROT 2004-A A4 at fair value	(a)		945,769
	Accrued income			1,196
	Total of fair value and accrued income			946,965
	NAVOT 2003-A A4 at fair value	(a)		1,721,487
	Accrued income			1,742
	Total of fair value and accrued income			1,723,229
	NAVOT 2004-A A4 at fair value	(a)		946,110
	Accrued income			1,122
	Total of fair value and accrued income			947,232
	NAVOT 2004-B A4 at fair value	(a)		242,095
	Accrued income			392
	Total of fair value and accrued income			242,487
	NCART 2004-A A4 at fair value	(a)		775,495
	Accrued income			1,024
	Total of fair value and accrued income			776,519
	ONYX 2004-C A4 at fair value	(a)		243,904
	Accrued income			389
	Total of fair value and accrued income			244,293
	RART 2003-2 A4 at fair value	(a)		745,152
	Accrued income			1,040
	Total of fair value and accrued income			746,192
	TAROT 2004-A A4 at fair value	(a)		847,604
	Accrued income			1,154
	Total of fair value and accrued income			848,758
	USAOT 2004-1 A4 at fair value	(a)		801,462
	Accrued income			979
	Total of fair value and accrued income			802,441
	VALET 2003-2 A4 at fair value	(a)		731,271
	Accrued income			674
	Total of fair value and accrued income			731,945

(Continued)

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issue, borrower, lessor, or similar party	Description of investment	Cost		Current value
	VALET 2005-1 A4 at fair value	(a)	$	375,230
	Accrued income			564
	Total of fair value and accrued income			375,794
	VWALT 2005-A A4 at fair value	(a)		489,944
	Accrued income			602
	Total of fair value and accrued income			490,546
	VWALT 2003-1 A4 at fair value	(a)		729,366
	Accrued income			860
	Total of fair value and accrued income			730,226
	WALT 2004-1 A4 at fair value	(a)		729,524
	Accrued income			1,086
	Total of fair value and accrued income			730,610
	WESTO 2004-4 A4 at fair value	(a)		931,796
	Accrued income			1,287
	Total of fair value and accrued income			933,083
	WOART 2002-A A4 at fair value	(a)		626,613
	Accrued income			1,132
	Total of fair value and accrued income			627,745
	American Honda Finance 144A at fair value	(a)		758,973
	Accrued income			5,358
	Total of fair value and accrued income			764,331
	DaimlerChrysler NA HLDG CORP at fair value	(a)		625,377
	Accrued income			20,513
	Total of fair value and accrued income			645,890
	Toyota Motor Credit Corp at fair value	(a)		244,544
	Accrued income			2,866
	Total of fair value and accrued income			247,410
	Toyota Motor Credit Corp 5.650 at fair value	(a)		327,581
	Accrued income			8,466
	Total of fair value and accrued income			336,047
	ABN AMRO BK N V CHICAGO at fair value	(a)		1,402,066
	Accrued income			871
	Total of fair value and accrued income			1,402,937
	BB&T CORP at fair value	(a)		381,840
	Accrued income			9,626
	Total of fair value and accrued income			391,466
	BANK OF AMERICA CORP SUB NT at fair value	(a)		829,887
	Accrued income			22,096
	Total of fair value and accrued income			851,983
	BANK ONE CORP at fair value	(a)		828,838
	Accrued income			64
	Total of fair value and accrued income			828,902

(Continued)

Schedule I

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issue, borrower, lessor, or similar party	Description of investment	Cost		Current value
	COMPASS BANK at fair value	(a)	$	349,668
	Accrued income			3,733
	Total of fair value and accrued income			353,401
	FIFTH THIRD BANK at fair value	(a)		440,527
	Accrued income			5,095
	Total of fair value and accrued income			445,622
	FIRST UNION CORP at fair value	(a)		251,056
	Accrued income			5,152
	Total of fair value and accrued income			256,208
	HSBC AMERICAS INC at fair value	(a)		355,341
	Accrued income			4,083
	Total of fair value and accrued income			359,424
	HUNTINGTON NATIONAL BANK at fair value	(a)		716,442
	Accrued income			94
	Total of fair value and accrued income			716,536
	ISLANDBANKI HF 144A at fair value	(a)		246,162
	Accrued income			2,836
	Total of fair value and accrued income			248,998
	LANDWIRTSH RENTENBANK at fair value	(a)		679,245
	Accrued income			7,985
	Total of fair value and accrued income			687,230
	M&I MARSHALL & ILSLEY BANK at fair value	(a)		393,023
	Accrued income			5,328
	Total of fair value and accrued income			398,351
	MARSHALL & ILSLEY BANK at fair value	(a)		367,417
	Accrued income			5,659
	Total of fair value and accrued income			373,076
	MBNA AMERICA BANK NA at fair value	(a)		1,384,258
	Accrued income			2,730
	Total of fair value and accrued income			1,386,988
	MELLON FUNDING CORP at fair value	(a)		1,001,054
	Accrued income			2,166
	Total of fair value and accrued income			1,003,220
	MIDLAND BANK PLC at fair value	(a)		758,942
	Accrued income			2,541
	Total of fair value and accrued income			761,483
	MORGAN JP & CO INC at fair value	(a)		509,915
	Accrued income			15,848
	Total of fair value and accrued income			525,763
	NATIONAL CITY BANK OF INDIANA at fair value	(a)		687,579
	Accrued income			14,986
	Total of fair value and accrued income			702,565

(Continued)

Schedule I

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issue, borrower, lessor, or similar party	Description of investment	Cost		Current value
	NATIONWIDE BLDG SOCIETY 144A at fair value	(a)	$	310,086
	Accrued income			5,644
	Total of fair value and accrued income			315,730
	PNC FUNDING CORP at fair value	(a)		678,856
	Accrued income			7,811
	Total of fair value and accrued income			686,667
	POPULAR NORTH AMERICA INC at fair value	(a)		609,442
	Accrued income			6,054
	Total of fair value and accrued income			615,496
	RABOBANK NEDERLAND NV at fair value	(a)		550,474
	Accrued income			25,021
	Total of fair value and accrued income			575,495
	ROYAL BANK OF CANADA at fair value	(a)		730,026
	Accrued income			13,318
	Total of fair value and accrued income			743,344
	SCOTLAND INTL FIN NO 2 144A at fair value	(a)		278,071
	Accrued income			7,271
	Total of fair value and accrued income			285,342
	SUNTRUST BANKS at fair value	(a)		379,702
	Accrued income			4,439
	Total of fair value and accrued income			384,141
	SUNTRUST BANKS INC at fair value	(a)		250,724
	Accrued income			6,311
	Total of fair value and accrued income			257,035
	SWEDISH EXPORT CREDIT at fair value	(a)		740,300
	Accrued income			6,530
	Total of fair value and accrued income			746,830
	US BANCORP at fair value	(a)		752,988
	Accrued income			17,634
	Total of fair value and accrued income			770,622
	WELLS FARGO & CO. at fair value	(a)		753,295
	Accrued income			14,518
	Total of fair value and accrued income			767,813
	WORLD SAVINGS BANK FSB at fair value	(a)		739,198
	Accrued income			9,537
	Total of fair value and accrued income			748,735
	DIAGEO CAPITAL PLC at fair value	(a)		1,218,411
	Accrued income			5,103
	Total of fair value and accrued income			1,223,514
	MASCO COPR at fair value	(a)		546,692
	Accrued income			9,608
	Total of fair value and accrued income			556,300

(Continued)

Schedule I

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issue, borrower, lessor, or similar party	Description of investment	Cost		Current value
	PITNEY BOWES CREDIT CORP at fair value	(a)	$	807,605
	Accrued income			17,185
	Total of fair value and accrued income			824,790
	BSCMS 2005-PWR8 A2 at fair value	(a)		1,026,814
	Accrued income			3,923
	Total of fair value and accrued income			1,030,737
	CD 2005-CD1 ASB at fair value	(a)		810,481
	Accrued income			3,483
	Total of fair value and accrued income			813,964
	JPMCC 2005-LDP4 A1 at fair value	(a)		717,979
	Accrued income			2,779
	Total of fair value and accrued income			720,758
	LBUBS 2003-C8 A1 at fair value	(a)		770,085
	Accrued income			1,600
	Total of fair value and accrued income			771,685
	IBM CORP at fair value	(a)		619,074
	Accrued income			7,540
	Total of fair value and accrued income			626,614
	BERKSHIRE HATHAWAY FIN at fair value	(a)		886,028
	Accrued income			17,353
	Total of fair value and accrued income			903,381
	GENERAL ELECTRIC CAP at fair value	(a)		1,354,049
	Accrued income			46,329
	Total of fair value and accrued income			1,400,378
	GENERAL ELECTRIC CAPITAL CORP NT at fair value	(a)		271,675
	Accrued income			8,295
	Total of fair value and accrued income			279,970
	HUTCHISON WHAMPO 144A at fair value	(a)		643,374
	Accrued income			18,096
	Total of fair value and accrued income			661,470
	UNITED TECHNOLOGIES CORP at fair value	(a)		274,971
	Accrued income			2,234
	Total of fair value and accrued income			277,205
	UNITED TECHNOLOGIES CORP at fair value	(a)		262,824
	Accrued income			1,354
	Total of fair value and accrued income			264,178
	GILLETTE COMPANY at fair value	(a)		244,289
	Accrued income			1,847
	Total of fair value and accrued income			246,136
	PROCTER & GAMBLE at fair value	(a)		543,839
	Accrued income			1,148
	Total of fair value and accrued income			544,987

(Continued)

Schedule I

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issue, borrower, lessor, or similar party	Description of investment	Cost		Current value
	BOIT 2002 A3 A3 at fair value	(a)	$	735,643
	Accrued income			1,196
	Total of fair value and accrued income			736,839
	CABMT 2005-I A-I at fair value	(a)		629,446
	Accrued income			1,380
	Total of fair value and accrued income			630,826
	CCMIT 1999-2 A at fair value	(a)		1,288,773
	Accrued income			22,639
	Total of fair value and accrued income			1,311,412
	CHAIT 2005-A4 A4 at fair value	(a)		978,607
	Accrued income			1,880
	Total of fair value and accrued income			980,487
	CHEMT 1996-2 A at fair value	(a)		875,196
	Accrued income			2,325
	Total of fair value and accrued income			877,521
	CHEMT 1996-3 A at fair value	(a)		1,263,190
	Accrued income			3,938
	Total of fair value and accrued income			1,267,128
	GEMNT 2005-3 A at fair value	(a)		850,796
	Accrued income			1,606
	Total of fair value and accrued income			852,402
	HPLCC 2002 1 A at fair value	(a)		832,114
	Accrued income			2,016
	Total of fair value and accrued income			834,130
	MBNAM 1999-B A at fair value	(a)		1,884,364
	Accrued income			4,785
	Total of fair value and accrued income			1,889,149
	MBNAM 1999-J A at fair value	(a)		1,883,107
	Accrued income			5,443
	Total of fair value and accrued income			1,888,550
	MBAS 2005-A3 A3 at fair value	(a)		784,271
	Accrued income			1,469
	Total of fair value and accrued income			785,740
	MAY DEPT STORES at fair value	(a)		250,591
	Accrued income			5,999
	Total of fair value and accrued income			256,590
	DOW CHEMICAL at fair value	(a)		642,768
	Accrued income			17,202
	Total of fair value and accrued income			659,970
	PRAXAIR INC at fair value	(a)		629,390
	Accrued income			810
	Total of fair value and accrued income			630,200

(Continued)

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issue, borrower, lessor, or similar party	Description of investment	Cost		Current value
	ABBOTT LABORATORIES at fair value	(a)	$	1,506,110
	Accrued income			42,180
	Total of fair value and accrued income			1,548,290
	GENENTECH (USA) at fair value	(a)		284,925
	Accrued income			5,776
	Total of fair value and accrued income			290,701
	CARNIVAL CORP at fair value	(a)		611,105
	Accrued income			2,994
	Total of fair value and accrued income			614,099
	CNH 2004-A A4B at fair value	(a)		181,785
	Accrued income			290
	Total of fair value and accrued income			182,075
	JDOT 2005-A A4 at fair value	(a)		735,915
	Accrued income			1,386
	Total of fair value and accrued income			737,301
	AMERICAN EXPRESS at fair value	(a)		753,197
	Accrued income			12,144
	Total of fair value and accrued income			765,341
	AMERICAN GENERAL FINANCE at fair value	(a)		492,929
	Accrued income			2,954
	Total of fair value and accrued income			495,883
	ARISTAR INC at fair value	(a)		921,846
	Accrued income			2,940
	Total of fair value and accrued income			924,786
	CIT GROUP at fair value	(a)		240,351
	Accrued income			6,239
	Total of fair value and accrued income			246,590
	CIT GROUP INC at fair value	(a)		424,649
	Accrued income			6,378
	Total of fair value and accrued income			431,027
	COUNTRYWIDE HOME LOAN at fair value	(a)		722,790
	Accrued income			9,108
	Total of fair value and accrued income			731,898
	EKSPORTSFINANS at fair value	(a)		500,986
	Accrued income			2,863
	Total of fair value and accrued income			503,849
	NATIONAL RURAL UTILITIES at fair value	(a)		769,852
	Accrued income			14,732
	Total of fair value and accrued income			784,584
	SLM CORP at fair value	(a)		583,757
	Accrued income			11,065
	Total of fair value and accrued income			594,822

(Continued)

Schedule I

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issue, borrower, lessor, or similar party	Description of investment	Cost	Current value
	SLM CORP at fair value	(a)	$ 244,309
	Accrued income		5,062
	Total of fair value and accrued income		249,371
	GENERAL MILLS at fair value	(a)	489,599
	Accrued income		1,668
	Total of fair value and accrued income		491,267
	KRAFT FOODS at fair value	(a)	920,059
	Accrued income		7,110
	Total of fair value and accrued income		927,169
	SARA LEE CORP at fair value	(a)	997,619
	Accrued income		17,940
	Total of fair value and accrued income		1,015,559
	WM WRIGLEY JR CO at fair value	(a)	245,217
	Accrued income		4,986
	Total of fair value and accrued income		250,203
	INTL PAPER CO at fair value	(a)	430,574
	Accrued income		4,562
	Total of fair value and accrued income		435,136
	NORTHERN BORDER PIPLINE at fair value	(a)	381,049
	Accrued income		3,906
	Total of fair value and accrued income		384,955
	MEDTRONIC INC 144A at fair value	(a)	239,903
	Accrued income		3,156
	Total of fair value and accrued income		243,059
	UNITEDHEALTH GROUP INC. at fair value	(a)	725,542
	Accrued income		11,014
	Total of fair value and accrued income		736,556
	CFAB 2002-1 1A5 at fair value	(a)	332,358
	Accrued income		1,786
	Total of fair value and accrued income		334,144
	CFAB 2003-3 1A6 at fair value	(a)	423,078
	Accrued income		1,394
	Total of fair value and accrued income		424,472
	CFMSI 2003-4 AF3 at fair value	(a)	643,887
	Accrued income		1,753
	Total of fair value and accrued income		645,640
	CFMSI 2004-1 AF5 at fair value	(a)	584,116
	Accrued income		2,003
	Total of fair value and accrued income		586,119
	CWALT 2004-J5 1A6 at fair value	(a)	50,514
	Accrued income		237
	Total of fair value and accrued income		50,751

(Continued)

Schedule I

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issue, borrower, lessor, or similar party	Description of investment	Cost		Current value
	CXHE 2004-B AF3 at fair value	(a)	$	790,622
	Accrued income			1,963
	Total of fair value and accrued income			792,585
	NCHET 2005-A A4 at fair value	(a)		855,048
	Accrued income			1,367
	Total of fair value and accrued income			856,415
	RAMP 2004-RZ2 AI6 at fair value	(a)		246,087
	Accrued income			1,127
	Total of fair value and accrued income			247,214
	ACE LIMITED at fair value	(a)		626,170
	Accrued income			9,280
	Total of fair value and accrued income			635,450
	AFLAC INC at fair value	(a)		391,127
	Accrued income			5,145
	Total of fair value and accrued income			396,272
	AIF SUNAMERICA GLOBAL FINANCING 144A at fair v	(a)		750,565
	Accrued income			18,278
	Total of fair value and accrued income			768,843
	ALLSTATE CORP at fair value	(a)		753,362
	Accrued income			3,359
	Total of fair value and accrued income			756,721
	HARTFORD FINL SVCS GRP at fair value	(a)		276,416
	Accrued income			878
	Total of fair value and accrued income			277,294
	ING USA GLOBAL FUNDING at fair value	(a)		244,615
	Accrued income			3,093
	Total of fair value and accrued income			247,708
	JACKSON NATL LIFE GLOBAL FUND 144A at fair value	(a)		1,255,291
	Accrued income			19,320
	Total of fair value and accrued income			1,274,611
	JOHN HANCOCK GLOBAL FUNDING II 144A at fair val	(a)		500,421
	Accrued income			10,693
	Total of fair value and accrued income			511,114
	LINCOLN NATIONAL CORP at fair value	(a)		878,564
	Accrued income			2,041
	Total of fair value and accrued income			880,605
	MARSH & MCLENNAN at fair value	(a)		294,298
	Accrued income			4,648
	Total of fair value and accrued income			298,946
	MASSMUTUAL GLOBAL FUNDING II 144A at fair value	(a)		424,888
	Accrued income			5,290
	Total of fair value and accrued income			430,178

(Continued)

Schedule I

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issue, borrower, lessor, or similar party	Description of investment	Cost		Current value
	MASSMUTUAL GLOBAL FDG II 144A at fair value	(a)	$	507,596
	Accrued income			5,538
	Total of fair value and accrued income			513,134
	MBIA GLOBAL FUNDING LLC 144A at fair value	(a)		441,003
	Accrued income			1,114
	Total of fair value and accrued income			442,117
	METLIFE INC at fair value	(a)		589,832
	Accrued income			2,864
	Total of fair value and accrued income			592,696
	MONUMENTAL GLOBAL FUNDING 144A at fair value	(a)		1,000,404
	Accrued income			27,220
	Total of fair value and accrued income			1,027,624
	NATIONWIDE LIFE GLOBAL FDG 144A at fair value	(a)		728,677
	Accrued income			2,635
	Total of fair value and accrued income			731,312
	NEW YORK LIFE FLOBAL FDG 144A at fair value	(a)		340,171
	Accrued income			6,253
	Total of fair value and accrued income			346,424
	PRICOA GLOBAL FUNDING 144A at fair value	(a)		484,234
	Accrued income			9,682
	Total of fair value and accrued income			493,916
	PRINCIPAL LIFE GLOBAL 144A at fair value	(a)		250,856
	Accrued income			107
	Total of fair value and accrued income			250,963
	PRINCIPAL LIFE INC FNDG at fair value	(a)		238,103
	Accrued income			1,740
	Total of fair value and accrued income			239,843
	PROTECTIVE LIFE US FUNDING 144A at fair value	(a)		679,288
	Accrued income			14,979
	Total of fair value and accrued income			694,267
	ST PAUL COMPANIES INC at Fair Value	(a)		776,247
	Accrued income			13,034
	Total of fair value and accrued income			789,281
	TIAA GLOBAL MARKETS 144A at fair value	(a)		796,402
	Accrued income			13,248
	Total of fair value and accrued income			809,650
	BEAR STERNS at fair value	(a)		857,432
	Accrued income			12,863
	Total of fair value and accrued income			870,295
	CREDIT SUISSE USA INC at fair value	(a)		788,598
	Accrued income			5,869
	Total of fair value and accrued income			794,467

(Continued)

Schedule I

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issue, borrower, lessor, or similar party	Description of investment	Cost	Current value
	FRANKLIN RESOURCES at fair value	(a)	$ 650,051
	Accrued income		5,223
	Total of fair value and accrued income		655,274
	GOLDMAN SACHS GROUP INC. at fair value	(a)	800,026
	Accrued income		14,739
	Total of fair value and accrued income		814,765
	LEHMAN BROTHERS HOLDINGS at fair value	(a)	380,956
	Accrued income		9,373
	Total of fair value and accrued income		390,329
	LEHMAN BROTHERS HOLDINGS at fair value	(a)	486,264
	Accrued income		9,089
	Total of fair value and accrued income		495,353
	MERRILL LYNCH & CO at fair value	(a)	718,104
	Accrued income		10,805
	Total of fair value and accrued income		728,909
	MORGAN STANLEY at fair value	(a)	720,945
	Accrued income		13,831
	Total of fair value and accrued income		734,776
	CATEPILLAR FINANCIAL SERVICES CORP at fair value	(a)	698,083
	Accrued income		8,433
	Total of fair value and accrued income		706,516
	JOHN DEERE CAPITAL CORP at fair value	(a)	751,683
	Accrued income		7,686
	Total of fair value and accrued income		759,369
	EW SCRIPPS CO at fair value	(a)	481,135
	Accrued income		60
	Total of fair value and accrued income		481,195
	GANNETT CO INC at fair value	(a)	258,774
	Accrued income		3,984
	Total of fair value and accrued income		262,758
	ALCOA INC at fair value	(a)	742,556
	Accrued income		12,040
	Total of fair value and accrued income		754,596
	BHP FINANCE USA at fair value	(a)	989,999
	Accrued income		5,878
	Total of fair value and accrued income		995,877
	RIO TINTO FIN USA LTD at fair value	(a)	362,348
	Accrued income		2,556
	Total of fair value and accrued income		364,904
	FHLMC 15YR GOLD E0-0584 at fair value	(a)	24,458
	Accrued income		120
	Total of fair value and accrued income		24,578

(Continued)

Schedule I

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issue, borrower, lessor, or similar party	Description of investment	Cost		Current value
	FHLMC 15YR GOLD E7-4373 at fair value	(a)	$	40,784
	Accrued income			201
	Total of fair value and accrued income			40,985
	FHLMC 15YR GOLD E6-8269 at fair value	(a)		13,534
	Accrued income			66
	Total of fair value and accrued income			13,600
	FHLMC 15YR GOLD E7-4577 at fair value	(a)		9,532
	Accrued income			47
	Total of fair value and accrued income			9,579
	FHLMC 15YR GOLD G1-1557 at fair value	(a)		893,393
	Accrued income			4,376
	Total of fair value and accrued income			897,769
	FHLMC 15YR GOLD G1-1767 at fair value	(a)		600,410
	Accrued income			2,735
	Total of fair value and accrued income			603,145
	FHLMC 15YR GOLD E0-1140 at fair value	(a)		278,160
	Accrued income			1,363
	Total of fair value and accrued income			279,523
	FHLMC 15YR GOLD A4-6718 at fair value	(a)		292,419
	Accrued income			1,165
	Total of fair value and accrued income			293,584
	FHLMC 15 YR GOL A3-7107 at fair value	(a)		293,103
	Accrued income			1,168
	Total of fair value and accrued income			294,271
	FNMA 15YR 482540 at fair value	(a)		12,872
	Accrued income			63
	Total of fair value and accrued income			12,935
	FNMA 15YR 483928 at fair value	(a)		2,100
	Accrued income			10
	Total of fair value and accrued income			2,110
	FNMA 15YR 444909 at fair value	(a)		17,660
	Accrued income			86
	Total of fair value and accrued income			17,746
	FNMA 15YR 252345 at fair value	(a)		25,877
	Accrued income			127
	Total of fair value and accrued income			26,004
	FNMA 15YR 485663 at fair value	(a)		47,737
	Accrued income			233
	Total of fair value and accrued income			47,970
	HDMOT 2003-4 A2 at fair value	(a)		364,316
	Accrued income			448
	Total of fair value and accrued income			364,764

(Continued)

Schedule I

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issue, borrower, lessor, or similar party	Description of investment	Cost	Current value
	HDMOT 2004-1 A2 at fair value	(a)	$ 796,224
	Accrued income		928
	Total of fair value and accrued income		797,152
	FANNIE MAE at fair value	(a)	1,651,389
	Accrued income		22,374
	Total of fair value and accrued income		1,673,763
	FEDERAL FARM CREDIT BANK at fair value	(a)	1,534,746
	Accrued income		13,604
	Total of fair value and accrued income		1,548,350
	FREDDIE MAC at fair value	(a)	2,034,521
	Accrued income		47,256
	Total of fair value and accrued income		2,081,777
	BP CANADA FINANCE BV at fair value	(a)	524,159
	Accrued income		3,073
	Total of fair value and accrued income		527,232
	CHEVRONTEXACO CAPITAL COMPANY at fair value	(a)	1,469,786
	Accrued income		15,164
	Total of fair value and accrued income		1,484,950
	OCCIDENTAL PETROLEUM CORP at fair value	(a)	609,149
	Accrued income		7,820
	Total of fair value and accrued income		616,969
	GNR 2004-103 A at fair value	(a)	933,458
	Accrued income		3,089
	Total of fair value and accrued income		936,547
	GNR 2004-77A at fair value	(a)	873,292
	Accrued income		2,565
	Total of fair value and accrued income		875,857
	GNR 2004-77AB at fair value	(a)	813,644
	Accrued income		3,051
	Total of fair value and accrued income		816,695
	GNR 2004-97 B at fair value	(a)	1,199,438
	Accrued income		4,388
	Total of fair value and accrued income		1,203,826
	GNR 2005-10 B at fair value	(a)	969,015
	Accrued income		3,669
	Total of fair value and accrued income		972,684
	GNR 2005-87 A at fair value	(a)	491,469
	Accrued income		1,848
	Total of fair value and accrued income		493,317
	GNR 2005-9 AB at fair value	(a)	958,892
	Accrued income		3,683
	Total of fair value and accrued income		962,575

(Continued)

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issue, borrower, lessor, or similar party	Description of investment	Cost	Current value
	DONNELLEY RR & SONS at fair value	(a)	$ 316,273
	Accrued income		3,128
	Total of fair value and accrued income		319,401
	CAMDEN PROPERTY TRUST at fair value	(a)	241,310
	Accrued income		5,043
	Total of fair value and accrued income		246,353
	SIMON PROPERTY GORUP LP 144A at fair value	(a)	289,749
	Accrued income		2,000
	Total of fair value and accrued income		291,749
	YUM! BRANDS INC at fair value	(a)	395,424
	Accrued income		3,665
	Total of fair value and accrued income		399,089
	COSTCO WHOLESALE CORP at fair value	(a)	566,461
	Accrued income		9,108
	Total of fair value and accrued income		575,569
	TARGET CORP at fair value	(a)	669,632
	Accrued income		9,125
	Total of fair value and accrued income		678,757
	WAL-MART STORES INC at fair value	(a)	746,943
	Accrued income		15,401
	Total of fair value and accrued income		762,344
	US CENTRAL CREDIT UNION at fair value	(a)	762,042
	Accrued income		1,894
	Total of fair value and accrued income		763,936
	HOME DEPOT INC at fair value	(a)	711,636
	Accrued income		8,142
	Total of fair value and accrued income		719,778
	LOWES COMPANIES INC at fair value	(a)	316,921
	Accrued income		1,925
	Total of fair value and accrued income		318,846
	BECO 1999-1 A5 at fair value	(a)	1,196,103
	Accrued income		23,283
	Total of fair value and accrued income		1,219,386
	CISDG 1997-1 A6 at fair value	(a)	91,888
	Accrued income		96
	Total of fair value and accrued income		91,984
	COMED 1998-1 A6 at fair value	(a)	449,955
	Accrued income		419
	Total of fair value and accrued income		450,374
	COMED 1998-1 A7 at fair value	(a)	1,145,408
	Accrued income		1,076
	Total of fair value and accrued income		1,146,484

(Continued)

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issue, borrower, lessor, or similar party	Description of investment	Cost		Current value
	CPL 2002-1 A2 at fair value	(a)	$	271,181
	Accrued income			6,256
	Total of fair value and accrued income			277,437
	DESF 2001-1 A5 at fair value	(a)		1,083,024
	Accrued income			21,369
	Total of fair value and accrued income			1,104,393
	IPST 1998-1 A6 at fair value	(a)		690,809
	Accrued income			634
	Total of fair value and accrued income			691,443
	PECO 1999-A A7 at fair value	(a)		769,635
	Accrued income			15,322
	Total of fair value and accrued income			784,957
	PPL 1999-1 A8 at fair value	(a)		786,371
	Accrued income			894
	Total of fair value and accrued income			787,265
	PPL 99-1 A 7 at fair value	(a)		1,139,223
	Accrued income			1,314
	Total of fair value and accrued income			1,140,537
	PSNH 2001 E A2 at fair value	(a)		388,573
	Accrued income			3,660
	Total of fair value and accrued income			392,233
	RMLT 2001-1 A2 at fair value	(a)		1,123,176
	Accrued income			15,792
	Total of fair value and accrued income			1,138,968
	SAFEWAY INC at fair value	(a)		751,398
	Accrued income			15,372
	Total of fair value and accrued income			766,770
	BELLSOUTH CORP at fair value	(a)		999,844
	Accrued income			10,554
	Total of fair value and accrued income			1,010,398
	TELEFONDOS DE MEXICO SA at fair value	(a)		133,842
	Accrued income			715
	Total of fair value and accrued income			134,557
	TELEFONDOS DE MEXICO SA at fair value	(a)		244,691
	Accrued income			5,054
	Total of fair value and accrued income			249,745
	VERIZON GLOBAL FDG CORP at fair value	(a)		507,616
	Accrued income			1,361
	Total of fair value and accrued income			508,977
	ERAC USA FIN ENT 144A at fair value	(a)		816,264
	Accrued income			6,877
	Total of fair value and accrued income			823,141

(Continued)

Schedule I

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issue, borrower, lessor, or similar party	Description of investment	Cost	Current value
	US TREASURY NT/BD at fair value	(a)	1,535,191
	Accrued income		8,551
	Total of fair value and accrued income		1,543,742
	CONSOLIDATED EDISON INC at fair value	(a)	747,251
	Accrued income		1,566
	Total of fair value and accrued income		748,817
	ENTERGY MISSISSIPPI INC at fair value	(a)	440,814
	Accrued income		4,893
	Total of fair value and accrued income		445,707
	FPL GROUP CAPITAL at fair value	(a)	535,310
	Accrued income		3,881
	Total of fair value and accrued income		539,191
	PEDERNALES ELECTRIC CORP 144A at fair value	(a)	505,394
	Accrued income		2,689
	Total of fair value and accrued income		508,083
	PPL ELECTRIC CORP 144A at fair value	(a)	942,175
	Accrued income		20,637
	Total of fair value and accrued income		962,812
	VIRGINIA ELECTRIC & POWER at fair value	(a)	1,002,034
	Accrued income		14,532
	Total of fair value and accrued income		1,016,566
	Cash	(a)	27,192
	* State Street short term investment fund	(a)	3,007,364
	IXIS 1867-01		162,450,923
	Wrapper agreement +/(-)		1,892,075
	IXIS 1867-01	(a)	164,342,998
	Total synthetic investment contracts		868,123,602

(Continued)

Schedule I

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issue, borrower, lessor, or similar party	Description of investment	Cost	Current value
Guaranteed investment contracts:			
Great West Bank	Canada Life Assurance P-50202	(a)	$ 15,920,175
Great West Bank	Canada Life Assurance P-50203	(a)	7,858,375
GE Capital Assurance Co.	GE Capital GS-3728	(a)	9,760,593
GE Capital Assurance Co.	Genworth Life Insurance GS-3716	(a)	12,448,256
GE Capital Assurance Co.	Genworth Life Insurance GS-3762	(a)	7,594,749
GE Capital Assurance Co.	Genworth Life Insurance GS-3763	(a)	7,557,533
Aegon Institutional Markets	Monumental Life Insurance Company SV-04301Q	(a)	9,781,316
Aegon Institutional Markets	Monumental Life Insurance Company SV-04442Q	(a)	15,369,745
Aegon Institutional Markets	Monumental Life Insurance Company SV-04456Q	(a)	15,073,518
Aegon Institutional Markets	Monumental Life Insurance Company SV-04514Q	(a)	7,728,262
Metropolitan	Metropolitan Life Ins. JC 29248	(a)	10,365,960
Pacific Mutual Life	Pacific Life G26604.04	(a)	15,274,793
Pacific Mutual Life	Pacific Life G26604.05	(a)	18,028,185
Pacific Mutual Life	Pacific Life G26604.06	(a)	7,645,885
Pacific Mutual Life	Pacific Life G26604.07	(a)	14,165,383
Principal Life Ins. Co	Principal Life 5-17671-1	(a)	12,279,291
Principal Life Ins. Co	Principal Life 5-17671-2	(a)	15,347,254
Principal Life Ins. Co	Principal Life 5-17671-3	(a)	10,022,750
Protective Life	Protective Life GA-1799	(a)	13,568,352
Travelers	Metropolitan Life Insurance GAC-118305	(a)	8,155,452
Travelers	Metropolitan Life Insurance GAC-118347	(a)	10,192,342
Travelers	Metropolitan Life Insurance GAC-118914	(a)	15,072,210
New York Life	New York Life 31317	(a)	15,481,622
	Total guaranteed investment contracts		274,692,001
Participant loans:	Participant loans:		
* Participants	Interest rates ranging from 5% to 8.50% and maturing 2006 through 2010	(a)	91,155,165
			$ 3,968,163,785

* Party-in-interest to the Plan

(a) Cost omitted for participant-directed investments.

See accompanying report of independent registered public accounting firm.

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The J. C. Penney Corporation, Inc.
Benefit Plans Investment Committee,
Benefits Administration Committee, and
the Human Resources Committee:

We consent to the incorporation by reference in the Registration Statements (Nos. 33-24462, 33-56993, 35-59666, 333-33343-99) on Form S-8 of J. C. Penney Corporation, Inc. of our report dated June 23, 2006, with respect to the statements of net assets available for benefits of the J. C. Penney Corporation, Inc. Savings, Profit-Sharing and Stock Ownership Plan as of December 31, 2005 and 2004, the statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2005, which report appears in the December 31, 2005 Annual Report on Form 11-K of the J. C. Penney Corporation, Inc. Savings, Profit-Sharing and Stock Ownership Plan.

KPMG LLP

KPMG LLP

Dallas, Texas
June 23, 2006

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND STOCK OWNERSHIP PLAN

By: Sharon Leight

Sharon Leight
Chairman, Benefits Administration Committee

June 28, 2006

110036.1